As filed with the Securities and Exchange Commission on June 9, 2014

Registration No. 333-195334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT
under
The Securities Act of 1933

TAGGARES AGRICULTURE CORP.

(Exact name of registrant as specified in its charter)

Delaware	0100	46-4708132
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

7601 W. Clearwater Ave.
Box 16
Kennewick, WA 99336
(509) 590-2443
Fax: (509) 590-2241

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Registered Agent Solutions, Inc.
1679 South Dupont Hwy, Suite 100
Dover, DE 19901
(888) 705-7274
Fax: (888) 706-7274

(Name, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Andrew W. Shawber Laura A. Bertin	Michael T. Raymond Bradley J. Wyatt
Summit Law Group, PLLC 315 Fifth Avenue South, Suite 1000 Seattle, WA 98104-2682 (206) 676-7000 Fax: (206) 676-7001	Dickinson Wright PLLC 2600 W. Big Beaver Rd., Suite 300 Troy, MI 48084 (248) 433-7200 Fax: (248) 433-7274

Approximate Date of Commencement of the Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This preliminary prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 9, 2014

PROSPECTUS

7,000,000 Shares of Common Stock

This is an initial public offering of common stock of Taggares Agriculture Corp. Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $6.00 and $7.00. We have applied for the common stock to be listed on the NASDAQ Capital Market under the symbol “TAG”.

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and, accordingly, will be subject to reduced public company reporting requirements. In addition, investing in shares of our common stock involves significant risks. See “Risk Factors” beginning on page 18 for factors you should consider before buying our securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us, before expenses	$	$

(1)	For a description of the compensation to be received by the underwriters, see “Underwriting,” beginning on page 96.

The underwriters have the option to purchase up to an additional 1,050,000 shares of common stock at the initial public offering price, less the underwriting discount, for up to 45 days from the date of this prospectus.

Joint Book-Running Managers

Janney Montgomery Scott	Roth Capital Partners

Co-Manager

Feltl and Company

The date of this Prospectus is         , 2014.

Until            , 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade our shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. Except as otherwise stated in this prospectus, no action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or the possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable in that jurisdiction.

The information in this prospectus may only be accurate as of the date appearing on the cover page of this prospectus, regardless of the time this prospectus is delivered or our shares of common stock are sold.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information you should consider before purchasing our shares of common stock. Therefore, you should read the prospectus in its entirety, including the risk factors and the financial statements and related footnotes appearing elsewhere in this prospectus. References to “we,” “us,” “our,” “Taggares Agriculture Corp.,” “TAG” or “the company” generally refer to Taggares Agriculture Corp., a Delaware corporation, and, except as otherwise indicated, include the business and assets of Snake River Vineyards, which we will be acquiring immediately following the closing of this offering.

Our Company

Taggares Agriculture Corp. was formed in January 2014 to leverage the well-established Taggares family name and farming expertise to acquire, re-develop and operate profitable farmland in the Pacific Northwest (the region encompassing Washington, Oregon and Idaho). Our primary focus is on acquiring farmland with the necessary characteristics to grow differentiated permanent crops that are profitable to our business such as tree fruit (e.g. apples), stone fruit (e.g. cherries, nectarines and pears) and grapes (e.g. concord and wine grapes). These characteristics include an established permanent crop, secure water rights, re-development potential, large contiguous area, existing operations and consistent yields. In addition, capitalizing on the extensive experience of our management, consultants and advisors, we intend to use value-enhancing farming techniques to increase the yield of our crops, such as advanced pruning and thinning techniques, frost prevention such as ponds and wind machines, and other infrastructure improvements. Further, we plan to establish partnerships to improve our economies of scale, such as those with Valicoff Fruit Company, Inc. (“Valicoff”), the apple packing shed that will pack, store, distribute, market and sell our apples.

Our acquisition strategy will commence immediately after this offering, but will continue over the next two to five years and, as discussed below, will require us to obtain additional financing, accurately identify attractive property, compete effectively with other potential buyers of farmland and successfully integrate and operate these new properties. Although we anticipate launching our re-development strategy upon completion of our acquisition of the Business and Assets of SRV (as described below), we will not realize certain benefits of these efforts for up to two to five years, if at all, and such improvements may require us to incur debt in the future. Notwithstanding these potential obstacles, we believe that we possess the following advantages that will help us successfully execute on our acquisition and re-development strategies.

Existing Operations.  We were founded in January 2014 and we currently have no revenue-generating business operations. However, we have already taken numerous steps to position Taggares Agriculture Corp. for future growth, including negotiating the contractual right to acquire the real property, certain personal property, business operations, water and other rights related to the real property (the “Business and Assets”) of Snake River Vineyards (“SRV”), an apple and grape farm located on the Snake River in Burbank, Washington that encompasses a total of approximately 3,200 acres. In addition, we have entered into new strategic partnerships, including a five-year contract with Tree Top, Inc. (“Tree Top”) with market-rate pricing terms; negotiated a non-binding letter of intent to enter into a three-year packing agreement with Valicoff that includes a per-bin handling rebate and otherwise market-rate pricing terms; developed detailed farm acquisition and re-development strategies as described in this prospectus; and established a high-quality management team and board of directors with significant experience and expertise in real estate, investing and agriculture.

Dedicated and Experienced Management Team.  Our established team of managers, directors and outside advisors are committed to our business and the creation of long-term value for our stockholders. Our President and Chief Executive Officer is Peter “Pete” Taggares IV, a fourth-generation member of the Taggares family which has been farming in the Pacific Northwest since the 1920s and has a well-established name with a deep history among farmers and members of the Pacific Northwest agriculture community. Pete Taggares IV’s grandfather, Peter J. Taggares II, established a unique branding strategy in the Pacific Northwest by painting all of his farm infrastructure white, from the buildings to the electrical poles, across his portfolio of farm holdings which at one time included over 40,000 aggregate acres of farmland in the Pacific Northwest. Pete Taggares IV will be supported by Peter J. Taggares III, his father and the current Vice President and co-owner of The P.J. Taggares Company and SRV.

We currently anticipate that in connection with this offering, Peter J. Taggares III and Peter J. Taggares IV will re-invest approximately $500,000 each of their proceeds from the sale of the Business and Assets of SRV for shares of our common stock through a directed share program, or 76,924 shares of common stock each, at an assumed public offering price of $6.50 per share. These purchase amounts constitute approximately 20% and 100% of the proceeds we expect Peter J. Taggares III and Peter J. Taggares IV, respectively, to receive following the sale of the Business and Assets of SRV. All of such shares of common stock will be subject to a lock-up agreement restricting the sale of such shares for six months from the date of this prospectus.

Significant Pacific Northwest Opportunity.  We believe we have a significant opportunity in the Pacific Northwest to acquire and improve farmland matching our acquisition criteria. We anticipate an increase in the supply of Pacific Northwest cropland available to be acquired or leased over the next several years. In 2007, in the Pacific Northwest, there were 47,425 farms in operation, of which approximately 88.2%, or 41,844 farms, were family-owned and approximately 57.0%, or 27,052 farms, were primarily operated by individuals over 55 years of age. Further, of the 2,204,792 farms in the United States as of 2007, approximately 94.0% were family-owned. In addition, the fastest growing group of farm operators in the United States is those 65 years and older. We believe this data strongly indicates the fragmented nature of the agriculture industry in general and the aging demographics of farm owners in the Pacific Northwest specifically. Based on this data and our experience, we believe that a large number of farms in the Pacific Northwest are currently or will soon become available to be acquired or leased over the next several years.

Attractive Initial Acquisition.   As noted above, we intend to use a substantial portion of the proceeds of this offering to acquire the Business and Assets of SRV immediately following the closing of this offering for a purchase price of $30.0 million. SRV has been owned and operated for almost 35 years by various members of the Taggares family and thus, the purchase of the Business and Assets of SRV constitutes a related party transaction. The purchase and sale agreements for the Business and Assets of SRV have already been negotiated and executed by the parties. The SRV farm is a prime example of a property that meets or exceeds all of our acquisition criteria. For example, SRV has a contiguous area of approximately 3,200 acres, secure water rights to pump water directly from the Snake River, established farming operations that have lasted over 30 years, consistent yields, and established tree fruit plantings with high potential for re-development into more diverse and higher-profit fruit.

Extensive Re-development Plans.  Following our acquisition of SRV, we plan to re-develop approximately 1,000 acres of SRV’s land over the next five years to grow more diverse and higher-profit permanent crop varieties such as new high-density apple varieties, wine grapes and cherries. We believe this strategy will enable us to maximize our profits and diversify our crop risk. Our forecasts show that our apple profits could be increased by replacing some of our lower-profit concord grape vines and apple trees with high-density apple trees that grow high-profit apple varieties, or by re-grafting some of our older apple trees with new, higher-profit apple varieties, such as Honeycrisps, Pink Lady or Buckeye Gala. “High-density” apple plantings involve planting specialized apple trees at closer intervals in the orchard rows, which brings trees into production faster, reduces labor cost, time and materials, and permits greater yield per acre. In addition, diversifying our crops will reduce the impact to our business of the potential weather-related and market risks associated with any one type of crop we grow.

Unique Buyer Characteristics.  Upon completion of this offering, we believe we will be well-positioned to offer to potential sellers of farmland a unique value proposition. We believe that at present, prospective buyers of cropland fall into two broad categories. One is the typical owner-operator who acquires cropland to farm it themselves, including several existing local farms and companies in the Pacific Northwest who have made similar acquisitions in the past. The other is the institutional buyer, such as Hancock Agricultural Investment Group (HAIG), that acquires cropland to build portfolios of properties generally operated by third parties. Typical owner-operators tend to have the farming experience to farm the land they acquire, but unlike institutional buyers, tend to have limited financial resources and access to capital. Institutional buyers, on the other hand, have greater financial resources and access to capital but tend not to have the desire and expertise necessary to operate the farm properties they acquire. Given that we possess the farming expertise to effectively operate the cropland we acquire and, following this offering, expect to have increased financial resources and access to capital, we plan on combining the advantages of both of these types of buyers and establish our company as a unique buyer of cropland in the marketplace.

Our Market Opportunity

Global Demand for Crops.  The world is experiencing an increase in the demand for crops as a result of increased world demand for food. The rate of global population growth, along with the rate of per-capita growth in gross domestic product (“GDP”), are the major drivers behind increased demand for crops. The United Nations projects that global population will grow by 11.6% from 6.9 billion people in 2010 to 7.7 billion people in 2020. The International Monetary Fund (the “IMF”) forecasts that GDP per capita (on a purchasing power parity basis) in emerging market and developing economies will increase by 34.0% from 2013 to 2018, from $7,285 per capita to $9,764 per capita. Over the longer term, the Organisation for Economic Co-operation and Development (the “OECD”) forecasts that GDP per capita in non-OECD countries, which are largely located in less developed regions of the world, will grow over 400% from 2013 to 2060.

Global Supply of Crops.  In the past two decades, there has been a decrease in the rate of growth of the global supply of crops. Crop supply is the product of two factors: the amount of farmland in use and the productivity of that farmland. Over the past 20 years, the growth of both of these factors has slowed. According to the Food and Agriculture Organization of the United Nations (the“UN FAO”), from 1961 – 63 through 1997 – 99 the expansion of arable land in developing countries totaled approximately 70 million acres, an increase of 25%, whereas the UN FAO expects only a 13% increase, or approximately 49 million acres, over the period from 1997 – 99 to 2030. Moreover, according to the United States Department of Agriculture (the “USDA”), U.S. cropland area declined from 464 million acres in 1987 to 408 million acres in 2007. According to the UN FAO, the rates of global yield growth for most crops have been decelerating in recent decades, while yields continue to increase. We believe additional factors, such as groundwater depletion, will continue to have a negative impact on farmland availability and productivity.

Trends in the Global Apple Market.  According to the 2012 World Apple Review, as of 2011, total global apple production was about 75.2 million metric tons, approximately 46.5% of which, or 35.0 million metric tons, was produced in the People’s Republic of China, which is currently the world’s largest apple market. The United States is the world’s second largest producer of apples at approximately 4.2 million metric tons, approximately 71% of which was produced in Washington State. Poland, Turkey and Italy rank third, fourth and fifth, respectively. Approximately one out of every four fresh apples grown in the United States is exported and fresh apple exports from the 2011 U.S. apple crop totaled a record 44.0 million bushels, with a record value $987.1 million. In 2011, the People’s Republic of China imported roughly 78,000 metric tons of apples, which represents more than a 100% increase from the amount imported in 2003. This shows that domestic demand for fresh apples in China has grown faster than total production. In addition, the estimated per capita consumption of fresh apples rose 147.5% from the period between 1991-1993 to 2000-2002 and 45.9% over the period between 2000-2002 and 2009-2011. We believe this rise in consumption has been stimulated by the rise of a more affluent middle class and the spread of modern retailing that has made items like fresh apples available in good condition year round. Further, the Chinese domestic apple market is heavily reliant on a single variety of apple, Fuji. We believe these trends indicate that as the People’s Republic of China imports more apples to match increasing domestic demand for greater quantities and different varieties of apples, there is an increasing opportunity for U.S.-based apple growers to market and sell apples in China. As an illustration of this opportunity, an increase by only 10% of Chinese fresh apple demand would constitute approximately 3.5 million metric tons, which is equivalent to approximately 83% of the amount of the entire U.S. apple production in 2011. We also believe this trend is beginning in other developing countries, such as India, and will create long-term global demand for high-quality fresh apples.

Global Competitiveness of U.S. Apple Market.  In 2013 the United States was ranked by Belrose, Inc. second overall (up from third in 2012) in the competitiveness of its apple industry as compared to the top 30 apple-producing countries. Overall competitiveness is a measure of production efficiency (planting density, yield per hectare, etc.), industry infrastructure and inputs (adequacy of storage, distribution efficiency, availability of land, water, labor and capital, costs, etc.), and financial and market factors (interest, exchange and inflation rates, security of property rights, percent of production exported, etc.).

U.S. Cropland as an Asset Class.  As an asset class, U.S. cropland has traditionally offered attractive, stable returns through both current income and value appreciation. Farmland real estate returns, as measured by the National Council of Real Estate Investment Fiduciaries, (the “NCREIF”), Farmland Index, have averaged 12.2% annually from 1992 through 2013. Over that time period, the NCREIF Farmland Index has not posted a negative return in any single year. The NCREIF Farmland Index is a composite return measure of investment performance of a large pool of individual agricultural properties acquired in the private market for investment purposes only. Properties in the NCREIF Farmland Index have been acquired, in part, on behalf of tax-exempt institutional investors. We believe the NCREIF Farmland Index to be a reasonable proxy for farmland investment returns in general, because of the consistency and reliability of its disclosure. However, the index measures performance of actual properties, rather than performance of companies that invest in farmland, and may not be representative of the agricultural investment market as a whole. Farmland returns also have low or negative correlation with other asset classes. An analysis from the University of Illinois found that from 1970 to 2012, U.S. farmland returns had a correlation of -26% with the S&P 500 and -10% with Baa-rated corporate bonds.

Acquisition Opportunity and Strategy

The Taggares family has been farming in the Pacific Northwest since the 1920s and has a well-established name with a deep history among farmers and members of the agriculture community. Our acquisition strategy is to capitalize on the Taggares name, reputation and long-standing relationships in the farming community and to leverage our experience and access to capital to identify attractive acquisition and leasing opportunities, including, but not limited to, those opportunities that can be identified before such opportunities are listed by a selling agent and known by other prospective buyers. We believe that these relationships and expertise are a key aspect of our strategic advantage in the Pacific Northwest. Following our acquisition of the Business and Assets of SRV, we plan to acquire other properties with secure water rights in the Pacific Northwest to farm permanent crops (such as tree fruit). In addition, we intend to enter into long-term leasing and other contractual arrangements to diversify and scale rapidly into other profitable crop varieties. While we intend to exercise our contractual right to purchase the Business and Assets of SRV immediately following the closing of this offering, we expect to complete other strategic acquisitions in the next two to five years.

We believe that competition for acquisitions will come from other owner-operators as well as investment funds who are seeking to acquire agricultural properties in the Pacific Northwest. Some of these prospective buyers are significantly larger than we are and have substantially greater financial and other resources at their disposal, including, for example, institutional investors like HAIG that manage investments in row and permanent cropland throughout the United States and the world. However, while HAIG and other companies may be better capitalized than we are, we believe that these competing buyers do not have our established family relationships and reputation. Additionally, many have different acquisition strategies and lack our operational expertise. We have observed that these competing buyers tend to avoid farms that have old infrastructure or other land that requires time and farm expertise to operate. In addition, many of these prospective buyers tend to buy properties and lease them back to the sellers or other operators who actually run the farming operations.

Based on our experience in this market and in this region, we believe we will also compete for potential acquisitions with several other local farms and companies in the Pacific Northwest who have made similar acquisitions in the past. Such other competing buyers may have similar reputations, relationships and experience as us, but do not have the same access to capital and other resources to enable them to complete acquisitions and scale their operations. Therefore, since we have the expertise and experience to operate under many challenging farming conditions, as well as access to a range of capital sources, including through this offering and from banks and other financial lending institutions, we believe we will be well positioned to identify and complete acquisitions as compared with other prospective purchasers, and will be able to establish our company as a unique buyer of cropland in the marketplace.

We intend to finance our acquisition strategy through a combination of the proceeds from this offering, re-investment of earnings (except to the extent that our board of directors determines to use a portion of such earnings to pay dividends to our stockholders, which would only occur, if at all (a) after we recognize revenue from our 2014 apple crop, which we expect to be in the third or fourth quarter of 2015 in accordance with our revenue recognition policy for apples, and (b) if the payment of such dividends would not adversely impact the execution of our acquisition and re-development strategies), and by traditional debt financing from banks and other financial lending institutions, such as a line of credit to be established following the closing of the offering. Specifically, we intend to utilize $30.0 million of the proceeds from this offering to purchase the Business and Assets of SRV. In addition, we are currently in discussions with a financial institution with significant agribusiness lending experience regarding a $15.0 million line of credit for future acquisitions, which we expect to formalize after the closing of the offering. Moreover, we anticipate that we will utilize approximately $7.4 million of the proceeds from this offering for future acquisitions and, for the near term, we intend to re-invest any earnings that we generate to support our acquisition and re-development strategies, except to the extent such earnings are used to pay dividends as described above. Finally, we plan to incur additional debt from banks and other financial lending institutions as needed in order to help fund our future acquisitions. However, as described elsewhere in this prospectus, the additional financing required to finance our acquisition strategy may not be available to us on commercially reasonable terms or at all, and any significant debt we incur in the future will increase our costs of debt service and the risks associated with our business.

Snake River Vineyards

With a substantial portion of the proceeds of this offering, we will acquire the Business and Assets of SRV, an operating farm located on the Snake River in Burbank, Washington that encompasses a total of approximately 3,200 acres of land, of which approximately 2,400 acres of land are used to grow concord grapes, approximately 440 acres of land are used for apple production, approximately 200 acres of land contain infrastructure, roads and facilities, and 75 acres of land with water rights are reserved for future agricultural development.

Historically, the owners of SRV focused on maximizing the cash returns from the business and chose not to invest significantly to expand or improve their operations. These owners intentionally elected to maintain the same scale of operations rather than making capital contributions to diversify crop varieties or enhance crop yield and profits, or engaging in new, potentially value-enhancing sales activities and strategic alliances. Instead, the business relied largely on crop results and existing customer relationships. As part of our strategy, we intend to (i) re-develop portions of the SRV property to grow new, diverse and profitable crop varieties, (ii) deploy enhanced farming techniques to promote crop yield optimization, (iii) make infrastructure improvements and (iv) enter into strategic partnerships with third parties such as other growers, packing sheds and sales and marketing companies to help reduce market risk and maximize profits per acre.

SRV is known in the local community as the largest contiguous concord grape farm in the State of Washington, and SRV’s primary product is concord grapes. Under a long-term contract, SRV sells all of its concord grapes to Tree Top, Inc., which processes and uses the grapes as concentrate in various consumer beverages and food products. Tree Top is a fruit processor headquartered in Selah, Washington with approxiamtely $400 million in annual revenue. SRV does not sell its grapes directly to consumers. SRV recently renegotiated its contract with Tree Top, which now extends until December 2018, and provides for certain pricing, payment and delivery terms as described in the “Business” section of this prospectus. In fiscal 2013 and 2012, SRV earned net sales of $2.6 million and $6.5 million, respectively, and gross margin of $(0.4 million) and $3.7 million, respectively, from its sales of concord grapes. Because of the highly seasonal nature of SRV’s grape business, virtually all of its sales take place in the fourth fiscal quarter.

SRV’s other product is apples, all of which it sells to one or more apple “packing sheds,” which pack the apples for distribution and resale to retailers, distributors or export companies. In fiscal 2013, SRV delivered all of its apples to Monson Fruit Company. In fiscal 2012, SRV delivered all of its apples to three packing sheds in Washington: Monson Fruit Company, Roche Fruit, Ltd. and Douglas Fruit Company. Following the completion of this offering, we intend to enter into a long-term contract with Valicoff, based on the non-binding letter of intent with Valicoff, under which we will receive a rebate of up to $35.00 per apple bin packed, based upon meeting a minimum delivery volume of apple bins, and have the flexibility to “run,” or release for sale, our apples when we believe market conditions are preferable. This rebate will decrease our handling costs as compared to SRV’s past contracts, which will result in a higher net payment from Valicoff upon the settlement of our inventory pools. We believe this arrangement with Valicoff is preferable to SRV’s previous relationships with its packing sheds because it will give us more control over when our apples are “run.” In the past, SRV had very little or no control over when its apples were sold in the market. In addition, as noted above, we expect our contract with Valicoff will contain a per-bin rebate on apple packing, which SRV’s contracts with its packing sheds did not contain.

SRV does not sell its apples directly to consumers. Its apples are delivered to the apple packing shed where they are stored, cleaned, sorted and packed for distribution, and then they are “run” along with other apples held by the packing shed. SRV currently grows the following apple varieties: Fuji, Golden Delicious, Gala, Braeburn, Pink Lady, Red Chief, Cameo and Scarlet. In fiscal 2013 and 2012, SRV earned revenue of $5.0 million and $3.4 million, respectively, and gross margin of $2.2 million and $1.5 million, respectively, from its sales of apples. Because of the highly seasonal nature of SRV’s apple business, virtually all of its apple deliveries to the packing sheds take place in the second half of its fiscal year. SRV recognizes almost all of its apple revenue in the third and fourth quarter of the year following the year in which each apple crop was harvested and delivered to packing sheds. SRV’s recognition of apple revenue coincides with when the apples are delivered to the purchasers and payment for such deliveries is received. We expect this trend to continue following our acquisition of SRV.

Details Regarding the Ownership of SRV and the SRV Acquisition

The purchase of the Business and Assets of SRV involves a related party transaction in that SRV is owned by certain persons and entities that are affiliated with Taggares Agriculture Corp. Consequently, certain of our officers, directors and stockholders, including, without limitation, Peter J. Taggares IV and Peter J. Taggares III, have a minority financial interest in the proposed acquisition by Taggares Agriculture Corp. of the Business and Assets of SRV. Snake River Vineyards, J.V., a Washington joint venture (“SRV J.V.”), is the legal entity that owns a majority of the land and business known as Snake River Vineyards. The other portion of the land known as Snake River Vineyards is owned by Bubby T, LLC, a Washington limited liability company (“Bubby T”). The Business and Assets of SRV are being acquired by Taggares Agriculture Corp. from SRV J.V. and Bubby T immediately following the completion of this offering. However, Taggares Agriculture Corp. is not acquiring the legal entities SRV J.V. or Bubby T. Wherever SRV J.V., the legal entity, is referred to in this prospectus, the words “Washington joint venture” or “J.V.” is included to distinguish it from the land and business known as Snake River Vineyards.

The predecessor to SRV J.V. was originally formed in the late 1960s as a partnership among three entrepreneurs, including Pete Taggares II as the managing partner. The partnership purchased approximately 3,000 acres and water rights on the Snake River in the southeastern part of Washington State near the Tri-Cities (Pasco, Kennewick and Richland). This land became known as “Snake River Vineyards.” In 1979, SRV J.V. was formed to own and operate the land, water rights, equipment and business operations of SRV. Since then, ownership of SRV J.V. has changed such that 94% of SRV J.V. is owned by The P.J. Taggares Company, a Washington corporation (“PJTCO”) and 6% is owned by Taggares Farms, Inc., a Washington corporation and a wholly-owned subsidiary of PJTCO (“TFI”). PJTCO is owned by several members of the Taggares family and various estate planning trusts, including Peter J. Taggares IV, our President, Chief Executive Officer, a director and the beneficial owner of 988,986 shares of our common stock (or approximately 80% of our outstanding common stock before this offering), and Peter J. Taggares III, a non-voting board observer, one of our management advisors and the beneficial owner of 191,340 shares of our common stock (or approximately 15.5% of outstanding common stock before this offering).

Bubby T owns 141 acres of agricultural land adjacent to the land owned by SRV J.V. The land owned by Bubby T is leased and jointly operated by SRV J.V. along with the land and other assets owned by SRV J.V., all of which is included in the Business and Assets of SRV being acquired by Taggares Agriculture Corp. SRV J.V. has leased and operated the Bubby T land since 1999. Bubby T is wholly owned by an estate planning trust for the benefit of various members of the Taggares extended family. See “Related Party Transactions and Structure of the Company and Related Parties” beginning on page 88, “Company History and Company Information” beginning on page 10, and in particular the diagram on page 11 showing the purchase of the Business and Assets of SRV and the corporate structures and ownership percentages of the parties involved.

The purchase price for the Business and Assets of SRV is $30.0 million. This purchase price was negotiated with the current owners of SRV, and was based on an indication of interest to purchase the Business and Assets of SRV for $30.0 million that these owners had previously received from a third party. In addition, we have subsequently received appraisals of the Business and Assets of SRV from independent agriculture and equipment appraisers which valued the land, equipment and other assets being acquired at a total value of approximately $35.4 million.

We currently anticipate that in connection with this offering, Peter J. Taggares III and Peter J. Taggares IV will re-invest approximately $500,000 each of their proceeds from the sale of the Business and Assets of SRV for shares of our common stock through a directed share program, or 76,924 shares of common stock each, at an assumed public offering price of $6.50 per share. These purchase amounts constitute approximately 20% and 100% of the proceeds we expect Peter J. Taggares III and Peter J. Taggares IV, respectively to receive following the sale of the Business and Assets of SRV. All of such shares of common stock will be subject to a lock-up agreement restricting the sale of such shares for six months from the date of this prospectus.

In determining how to fund the purchase of the Business and Assets, we considered a range of potential financing alternatives, including utilizing the proceeds of an initial public offering as well as traditional debt financing from banks and other financial lending institutions. We decided that utilizing the proceeds of a public offering would provide us with a better opportunity to accelerate the growth of our business. Specifically, we determined that we could raise more capital through the public market than through traditional debt financing. A larger amount of capital allows us to complete our acquisition and re-development plan more quickly and provides us with sufficient working capital to ease the seasonality of our business and mitigate potential fluctuations due to inclement weather or other unforeseen conditions. Moreover, we determined that going public would help us create liquidity in our common stock, which we could potentially utilize in the future to complete additional acquisitions. As a public company, we anticipate that we will have access to capital markets for future financing needs and we believe that our equity capitalization post offering will allow us to obtain more favorable loan terms from lenders if we seek debt financing in the future. Further, we believe that the well-financed and flexible capital structure that we expect to have following the completion of this offering makes us appealing to the owners of potential acquisition targets.

SRV Water Rights

SRV’s water resources include water rights, including usage rights and pumping rights, to the waters of the Snake River. SRV’s water rights permit SRV to pump water directly from the Snake River through a pumping station located in the main flow of the Snake River. SRV’s water rights, to which we will succeed in connection with our acquisition of SRV, are certificated by the State of Washington Department of Ecology under Certificate of Surface Water Rights No. 11864 issued on April 25, 1972 and modified November 23, 2004, and Certificate of Surface Water Rights No. 9729 issued August 30, 1966 and modified November 23, 2004. Portions of SRV’s water delivery systems and infrastructure are located on properties owned and controlled by a third-party company in which SRV owns a minority interest, to which we will succeed upon the completion of the acquisition of the Business and Assets of SRV. The operation and maintenance of such systems are governed by a water operation and maintenance agreement with such third-party company that automatically renews on an annual basis, and other real property and corporate rights, to which we will also succeed upon completion of the acquisition of the Business and Assets of SRV. SRV J.V. is currently negotiating a long-term extension of the water operation and maintenance agreement, which is expected to be assigned to us as part of the acquisition of the Business and Assets of SRV for no additional consideration. In the more than 40 years that SRV’s arrangement with the third-party company has existed, there has never been a material disruption in the water supply arising from this arrangement, and the Company does not expect that any material disruption arising from this arrangement will occur in the future.

In general, we believe that water rights attach to real property on which they are put to beneficial use, and the transfer of real property automatically transfers the water rights attaching to such land. We believe the sources of water rights are as follows: certificates of water rights issued by the Washington State Department of Ecology, change decisions by the Department of Ecology, and land vesting deeds which confirm ownership of the land to which the water rights attach. We believe that water rights permit the owner of land to draw certain amounts of water on annual (amount per year) and instantaneous (amount at any given time) bases from an authorized point of diversion (from where the farm owner is drawing water out) on an authorized point of use (the parcel of land on which such water may be used). We believe that if a land owner desires to change any of the authorized amounts, point(s) of diversion or point(s) of use, it must apply to the Washington State Department of Ecology and request a change decision. As an example of a change decision, in 2004, SRV’s water rights were granted change decisions by the Washington State Department of Ecology regarding the extension of the point of use under such rights to include the irrigation of the parcels of land owned by Bubby T by water sourced from SRV’s point of diversion in the Snake River. We believe that, in the State of Washington, water rights constitute vested property rights of the land owners to which the water rights attach and we believe any material legislative or regulatory threat to water rights would be highly controversial. As such, we believe there are no imminent threats to SRV’s water rights.

OKANOGAN RIVER
COLUMBIA RIVER
SEATTLE
SPOKANE
YAKIMA RIVER
YAKIMA
SNAKE RIVER
SNAKE RIVER VINEYARDS
TRI-CITIES
WALLA WALLA

SNAKE RIVER
PUMP STATION
ICE HARBOR DR
124
SNAKE RIVER VINEYARDS
APPLES
GRAPES
N

Note: images above not to scale.

Re-development Strategy

Our re-development strategy centers on crop yield optimization, infrastructure improvements and entering into strategic partnerships. With respect to yield optimization, we plan to re-develop approximately 1,000 acres of the SRV property over the next five years to diversify into additional crop varieties, such as new high-density apple varieties, wine grapes and cherries. We believe this strategy will enable us to maximize our profits and diversify crop risk. For example, our forecasts show that our apple profits could be increased by replacing some of our lower-profit concord grape vines and apple trees with high-density apple trees that grow high-profit apple varieties, or re-grafting some of our older apple trees with new, higher-profit apple varieties. In order to replace our grape vines and lower-profit apples, we expect to cultivate new plantings of higher-profit apple varieties by grafting young shoots (or “scions”) of the desired variety onto newly acquired “mature” rootstock (i.e., rootstock that is at least two years old). There may not be a sufficient supply of “mature” rootstock available to us on commercially reasonable terms or at all. If we are unable to acquire mature rootstock for these new plantings, we anticipate purchasing new rootstock and allowing it to grow for at least two years until it is sufficiently mature and suitable for budding. We currently estimate that re-grafted apples will require approximately two years, new apple varieties require approximately five years, wine grapes will require approximately three years, and cherries will require approximately three years before they are in full production, respectively.

As noted above, we intend to increase our use of “high-density” apple trees. “High-density” apple plantings involve planting specialized apple trees called “dwarf trees” at closer intervals in the orchard rows, which brings trees into production faster, reduces labor cost, time and materials, and permits greater yield per acre. For example, a farmer may be able to plant 1,000 high-density apple trees per acre, as compared to 200 trees per acre for conventional spacing free-standing apple trees. Specifically, to improve harvest efficiency in the picking operation and to increase yield per acre, dwarf to semi-dwarf trees are planted at close intervals in rows. This process provides a continuous tree wall of fruit-bearing surface to be sprayed and picked, thus reducing ladder work and other labor, and saving time and materials. In addition, dwarf trees do not take as long to bear fruit and, therefore, these new plantings are designed to allow growers to respond more rapidly to changing consumer demand and to capitalize on higher-profit apple varieties.

Examples of higher-profit apple varieties currently include Honeycrisps, Pink Lady and Buckeye Gala. However, the popularity and profitability of any apple variety depends on a number of factors, including consumer demand, economic and weather conditions, worldwide supply of such varieties and other factors that are outside of our control. While we intend to monitor these factors and incorporate strategies that will help enable us to react quickly to changing consumer preferences, any failure to accurately predict consumer preferences and to match our sales to the demand of our customers would adversely impact our business.

With the proceeds of this offering, we also intend to enhance the SRV property through the use of pruning and thinning techniques, frost prevention such as ponds and wind machines, and other infrastructure improvements to enhance the yield of fruit we are able to produce. We believe our farm management techniques will also give our farm manager the flexibility to take steps to increase yield in response to changing conditions. We further intend to enter into strategic partnerships, including joint ventures with growers or buyers, distribution agreements and sales and marketing contracts (such as those with Valicoff). These arrangements are designed to enhance the profitability of the farm and help reduce market risk. For example, our agreement with our packing shed will give us a rebate per apple bin packed and provides us with greater control over when our apples are sold to market.

We estimate that we will use approximately $1.0 million of the proceeds from this offering for the re-development of portions of the land acquired from SRV to cultivate new apple varieties, including purchasing new apple plants, and for plant infrastructure improvements, such as installing trellising posts. However, we will require additional funds in the future to complete our long-term re-development plans. We intend to finance our long-term re-development strategy primarily through the re-investment of earnings over the next five years (except to the extent that our board of directors determines to use a portion of such earnings to pay dividends to our stockholders, which would only occur, if at all (a) after we recognize revenue from our 2014 apple crop, which we expect to be in the third or fourth quarter of 2015 in accordance with our revenue recognition policy for apples and (b) if the payment of such dividends would not adversely impact the execution of our acquisition and re-development strategies), and we may consider seeking traditional debt financing from banks and other financial lending institutions in the future.

Company History and Corporate Information

In the late 1960s, the predecessor to SRV J.V. was formed as a partnership among three entrepreneurs, including Pete Taggares II as the managing partner. The partnership purchased approximately 3,000 acres and water rights on the Snake River in the southeastern part of Washington State near the Tri-Cities (Pasco, Kennewick and Richland). This land became known as “Snake River Vineyards.” In 1979, SRV J.V. was formed to own and operate the land, water rights, equipment and business operations of SRV. Since then, ownership of SRV J.V. has changed such that 94% of SRV J.V. is owned by PJTCO and 6% is owned by TFI, a wholly-owned subsidiary of PJTCO. PJTCO is owned by several members of the Taggares family and various estate planning trusts, including Peter J. Taggares IV, our President, Chief Executive Officer, a director and the beneficial owner of 988,986 shares of our common stock (or approximately 80% of our outstanding common stock before this offering), and Peter J. Taggares III, a non-voting board observer, one of our management advisors and the beneficial owner of 191,340 shares of our common stock (or approximately 15.5% of outstanding common stock before this offering).

Today, a majority of the Business and Assets of SRV is owned by SRV J.V., with the other portion being owned by Bubby T. Bubby T owns 141 acres of agricultural land adjacent to the land owned by SRV J.V. The land owned by Bubby T is leased and jointly operated by SRV J.V. along with the land and other assets owned by SRV J.V., all of which is included in the Business and Assets of SRV being acquired by Taggares Agriculture Corp. SRV J.V. has leased and operated the Bubby T land since 1999. Bubby T is wholly owned by an estate planning trust for the benefit of various members of the Taggares extended family.

The Business and Assets of SRV are being acquired by Taggares Agriculture Corp. from SRV J.V. and Bubby T immediately following the completion of this offering. However, Taggares Agriculture Corp. is not acquiring the legal entities SRV J.V. or Bubby T. Wherever SRV J.V., the legal entity, is referred to in this prospectus, the words “Washington joint venture” or “J.V.” is included to distinguish it from the land and business known as Snake River Vineyards.

We incorporated in Delaware in January 2014 as Taggares Agriculture Corp. for the purpose of purchasing the Business and Assets of SRV. Upon completion of this offering, we will use a portion of the proceeds of this offering to acquire substantially all of the Business and Assets of SRV, and we will operate this business under the name Taggares Agriculture Corp. The plan for our acquisition of the Business and Assets of SRV upon completion of this offering is as follows:

•	On November 25, 2013, our affiliate T3 Ag Investments, LLC, a Washington limited liability company (“T3 Ag”), entered into agreements (the “Purchase and Sale Agreements”) to purchase the Business and Assets of SRV J.V. and Bubby T, for an aggregate purchase price of $30.0 million. Bubby T, an affiliate of SRV J.V., owns approximately 141 acres of agricultural land on which SRV operates, and SRV J.V. owns the remainder.
•	On January 29, 2014, T3 Ag assigned to Taggares Agriculture Corp. all of T3 Ag’s rights under the Purchase and Sale Agreements in exchange for shares of common stock of Taggares Agriculture Corp.
•	The Purchase and Sale Agreements provide that the purchase and sale of the Business and Assets is contingent upon and will occur immediately following the completion of this offering.

As a result of the final closing of the transactions contemplated by the Purchase and Sale Agreements, the Business and Assets of SRV will be owned and operated by us.

T3 Ag is wholly owned by Peter J. Taggares IV. T3 Ag was formed for the purpose of acquiring the Business and Assets, and has assigned to us its rights under several existing agreements, including the agreements to purchase the Business and Assets of SRV in exchange for shares of common stock of Taggares Agriculture Corp. T3 Ag has also advanced to us approximately $550,000 as of June 5, 2014, to use for legal, advisory, accounting and consulting expenses and employee compensation prior to the completion of this offering. We will repay the amounts borrowed from T3 Ag, which includes interest at a rate of 4.0% per annum, which is T3 Ag’s borrowing cost, as soon as practicable following completion of this offering out of the proceeds of this offering. This loan from T3 Ag is the sole source of funding for our pre-filing activities.

The following is a diagram of the purchase of the Business and Assets of SRV and the corporate structures and ownership percentages of the parties involved. Except for the change in the ownership percentages of Taggares Agriculture Corp resulting from this offering (as described elsewhere in this prospectus, including in the “Principal Stockholders” section on page 91 of this prospectus), the corporate structures and ownership percentages of the parties involved will not change as a result of the acquisition of the Business and Assets of SRV. Except for shares of our common stock beneficially owned by Peter J. Taggares III and Peter J. Taggares IV (and his respective affiliates identified below), before and immediately following the acquisition of the Business and Assets of SRV, none of SRV J.V., Bubby T, PJTCO, TFI or any other member of the extended Taggares family has any ownership interest in Taggares Agriculture Corp. We do not currently expect any of such individuals or entities to acquire shares of our common stock in the future, but we cannot guarantee that such individuals or entities will not purchase shares of our common stock in the future.

(1)	Percentages based on total legal ownership and voting control over the respective legal entities. Includes ownership interests held in trust accounts for the benefit of the respective individuals or his or her immediate family. Totals may not sum due to rounding. Pete Taggares III and Sandra Taggares are the parents of Peter J. Taggares IV. Jessica K. Loera (formerly Jessica K. Taggares) is the sister of Peter J. Taggares IV. The Peter J. Taggares IV GST Trust is an estate planning vehicle for the benefit of Peter J. Taggares IV.
(2)	TFI is 100% owned by PJTCO.
(3)	SRV J.V. is 94% owned by PJTCO, and 6% owned by a wholly-owned subsidiary of PJTCO, TFI.
(4)	Bubby T, LLC owns approximately 141 acres of agricultural land on which SRV operates, to be acquired in connection with the acquisition of the Business and Assets of SRV.
(5)	Shows post-offering ownership of Taggares Agriculture Corp. based on the sale of 7,000,000 shares of common stock in connection with this offering and 8,236,188 total shares of common stock outstanding following the completion of this offering. These ownership percentages assume that in connection with this offering, Peter J. Taggares III and Peter J. Taggares IV will re-invest approximately $500,000 each of their proceeds from the sale of the Business and Assets of SRV for shares of our common stock through a directed share program, or 76,924 shares of common stock each, at an assumed public offering price of $6.50 per share. All of such shares of common stock will be subject to a lock-up agreement restricting the sale of such shares for six months from the date of this prospectus. Totals may not sum due to rounding.
(6)	Includes shares of common stock held by (a) T3 Ag Investments, LLC, which is wholly owned by Peter J. Taggares IV, (b) Peter J. Taggares IV Irrevocable Trust, of which Peter J. Taggares IV may be deemed to be a beneficial owner, and (c) Peter J. Taggares IV GST Trust, an estate planning vehicle for the benefit of Peter J. Taggares IV, assuming the purchase by such entity of shares of common stock in this offering from proceeds of the sale of the Business and Assets of SRV as noted in footnote 5 above.

On May 13, 2014, the Company effected a redemption of an aggregate of 969,329 shares of common stock (on a pre-reverse split basis) previously issued to certain entities affiliated with Peter J. Taggares IV, and of which Mr. Taggares was beneficial owner. The redemption price paid by the Company of $0.0001 per share was equal to the original purchase price paid for the shares of redeemed common stock, for a total of $96.94. This redemption had the effect of reducing the amount of Company common stock beneficially owned by Mr. Taggares through his affiliated entities from 86.7% on a pre-redemption basis to 80.0% on a post-redemption basis.

In addition, on June 3, 2014, the Company effected a 1-for-0.63882515389 reverse stock split to reduce the aggregate number of outstanding shares of common stock from 1,935,096 shares on a pre-reverse split basis to a total of 1,236,188 shares on a post-reverse split basis. The reverse stock split had the effect of reducing the percentage of common stock to be held by the Company’s existing stockholders on a post-offering basis from 23.5% to 16.9% (which includes shares of common stock that the Company anticipates will be purchased by existing stockholders in this offering, but assumes that the underwriters do not exercise their over-allotment option to purchase additional common stock). In addition, the reverse stock split will have the effect of increasing the percentage of common stock to be held by investors in this offering (not including shares of common stock to be purchased by existing stockholders in this offering) on a post-offering basis from 76.5% to 83.1% (assuming that the underwriters do not exercise their over-allotment option to purchase additional common stock).

As noted above, the Company determined that utilizing the proceeds of a public offering would provide us with a better opportunity to accelerate the growth of our business. Therefore, in order to help improve the Company’s ability to consummate a successful public offering, the Company’s board of directors and its existing stockholders determined that it would be advisable and in the best interest of the Company and its stockholders to effect the redemption and reverse stock split described above. Specifically, the Company determined that reducing the post-offering ownership of Mr. Taggares and the other pre-offering stockholders would help make our common stock more attractive to a broader range of institutional and other investors by increasing the post-offering share holdings of the Company’s public stockholders. Moreover, the redemption and reverse stock split would also decrease the level of control and amount of influence that Mr. Taggares could exercise over our management and affairs following the closing of this offering, and help reduce the concentration of ownership of the Company’s common stock. For these reasons, the Company determined that effecting the redemption and reverse stock split would better position the Company for a public offering, thus enhancing the Company’s ability to expand its business and operations and, therefore, were in the best interests of the Company and its stockholders.

Our principal place of business is 7601 W. Clearwater Ave., Box 16, Kennewick, WA 99336. Our telephone number is (509) 590-2443 and our fax number is (509) 590-2241. Our web address is http://www.taggaresag.com. Information contained in or accessible through our website is not part of or otherwise incorporated into this prospectus. The TAG logo and other trademarks or service marks of Taggares Agriculture Corp. appearing in this prospectus are the property of Taggares Agriculture Corp. All other brand names or trademarks appearing in this prospectus are the property of their respective owners.

Industry and Market Data

We have obtained the industry, market and competitive position data used throughout this prospectus from industry journals and publications, data on websites maintained by private and public entities, including independent industry associations, general publications and other publicly available information. We believe that all of these sources are reliable, but we have not independently verified any of this information and cannot guarantee its accuracy or completeness. In particular, we have based much of our discussion of the apple and grape industry, the market for alternative sources of apples and grapes, the market for alternative fruits and forecasted growth and demand on information published by industry sources.

Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Further, because certain of these organizations are trade organizations, they may present information in a manner that is more favorable to the industry than would be reported by an independent source. In addition, forecasts are particularly likely to be inaccurate, especially over long periods of time.

References in this prospectus to research reports or articles should not be construed as depicting the complete findings of the entire referenced report or article. The information in each report or article is not incorporated by reference into this prospectus.

The Offering

Securities offered
7,000,000 shares of common stock excluding the 1,050,000 shares issuable upon full exercise of the underwriters’ over-allotment option
Common stock outstanding after this offering
8,236,188 shares, 9,286,188 shares if the underwriters’ over-allotment option is exercised in full
Use of proceeds
We intend to use the net proceeds from this offering to finance the acquisition of the Business and Assets, re-develop portions of the property, help finance the acquisition of additional properties, upgrade our equipment, facilities and infrastructure, repay approximately $550,000, including interest, borrowed from T3 Ag, a related party, to fund our start-up costs and certain expenses related to this offering and for general corporate and working capital purposes. As described in more detail elsewhere in this prospectus, the purchase of the Business and Assets of SRV involves a related party transaction in that SRV is owned by certain persons and entities that are affiliated with Taggares Agriculture Corp.
NASDAQ Capital Market Symbol for the common stock issued in this offering
TAG

The number of shares of common stock outstanding after this offering is based on 1,236,188 shares outstanding as of the date of this prospectus. The number of shares of common stock outstanding after this offering assumes no exercise of the underwriters’ over-allotment option to purchase up to 1,050,000 shares and does not include an aggregate of 1,626,595 shares of common stock that may become outstanding upon exercise of stock options to purchase common stock that may be granted after the date of this prospectus pursuant to our 2014 Equity Incentive Plan.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to approximately 3.5% of the shares offered by this prospectus for sale to some of our executive officers and directors through a directed share program. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. We expect that Peter J. Taggares III and Peter J. Taggares IV will re-invest approximately $500,000 each of their proceeds from the sale of the Business and Assets of SRV for shares of our common stock through the directed share program, or 76,924 shares of common stock each, at an assumed public offering price of $6.50 per share.

Summary Financial Information

The following table shows summary pro forma financial data for TAG (the Successor) and historical financial data for TAG (the Successor) and SRV J.V. (the Predecessor) for the periods indicated. You should read the following summary pro forma and historical financial data together with “Management's Discussion and Analysis of Financial Conditions and Results of Operations”, the pro forma and historical financial statements and related notes included elsewhere in this prospectus.

The following summary historical financial data of TAG has been derived from financial statements audited by Peterson Sullivan LLP, independent registered public accounting firm. TAG's balance sheet as of February 28, 2014 and the related statements of income, stockholders' deficit and cash flows for the period from January 10, 2014 (inception) to February 28, 2014 and the related notes thereto appear in this prospectus beginning on page F-3. SRV J.V.’s balance sheets as of February 28, 2014, November 30, 2013 and 2012 and the related statements of income, members' equity and cash flows for the periods then ended and the related notes thereto appear in this prospectus beginning on page F-10.

The unaudited summary consolidated pro forma results of operations data for the three months ended February 28, 2014 and for the year ended November 30, 2013 and balance sheet data as of February 28, 2014 give effect to the acquisition transactions, the offering, the use of proceeds from the offering and certain related transactions as described elsewhere in this prospectus. The details for the summary pro forma data can be found starting on page 38 of this prospectus. The pro forma financial information is not necessarily indicative of what the actual financial position and results of operations would have been as of the dates and for the periods indicated, nor does it purport to represent TAG's future financial position or results of operations.

	TAG (Successor)		SRV (Predecessor)
	Pro Forma	Historical	Historical
	As of February 28, 2014		As of February 28, 2014
	(in thousands)
Summary Balance Sheet Data
Assets
Current assets	$11,226	$505	$3,344
Land and water rights	25,175	—	4,505
Property, plant and equipment, net	10,227	2	1,342
Other assets	—	—	54
Total assets	$46,628	$507	$9,245
Liabilities and stockholders’/members’ equity
Current liabilities	$—	$529	$2,084
Long-term liabilities	1,836	—	—
Total liabilities	1,836	529	2,084
Stockholders’/Members’ equity	44,792	(22)	7,161
Total liabilities and stockholders'/members equity	$46,628	$507	$9,245

	TAG (Successor)			SRV J.V. (Predecessor) Historical
	Pro Forma		Historical
		Three months Ended February 28, 2014	Three months Ended February 28, 2014	Three months Ended February 28, 2014	Three months Ended February 28, 2013	Year Ended November 30,
	Year Ended November 30, 2013					2013	2012
	(Dollars in thousands)
Summary Statements of Income Data
Net sales	$7,678	$825	$—	$825	$532	$7,678	$9,918
Cost of sales	6,233	199	—	210	140	5,876	4,777
Gross profit	1,445	626	—	615	392	1,802	5,141
Selling, general and administrative expenses	154	81	22	59	53	153	166
Income (loss) from operations	1,291	545	(22)	556	339	1,649	4,975
Other income (expense)	(1)	—	—	(9)	(37)	(109)	(186)
Net income (loss) before income taxes	1,290	545	(22)	547	302	1,540	4,789
Income tax provision	(439)	(185)	—	—	—	—	—
Net income (loss)	$851	$360	$(22)	$547	$302	$1,540	$4,789

Other Data

The following table presents the reconciliation of net income (loss) to EBITDA, which we believe is the most directly comparable GAAP measure to EBITDA:

Net income (loss)	$851	$360	$(22)	$547	$302	$1,540	$4,789
Interest expense	—	—	—	14	33	108	185
Income tax provision	439	185	—	—	—	—	—
Depreciation expense	710	—	—	68	77	309	301
EBITDA	$2,000	$545	$(22)	$629	$412	$1,957	$5,275

Additional Historical Net Income (loss) reconciled to EBITDA for SRV J.V.:

	Fiscal Year Ended November 30,
	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Net income (loss)	$(1,270)	$2,686	$2,643	$1,856	$3,763	$(565)	$(1,389)	$(244)	$2,624	$2,062
Interest expense	256	328	352	409	463	514	597	1,054	1,150	1,246
Depreciation expense	295	284	288	281	281	286	298	454	929	941
EBITDA(1)	$(719)	$3,298	$3,283	$2,546	$4,507	$235	$(494)	$1,264	$4,703	$4,249

(1)	To supplement the summary financial statements presented in accordance with generally accepted accounting principles in the United States, or GAAP, we consider certain financial measures that are not prepared in accordance with GAAP, including EBITDA. We define EBITDA as net income (loss) adjusted to exclude interest expense, income taxes and depreciation and amortization of property and equipment. The preceding table presents a reconciliation of net income (loss) to EBITDA for each of the periods indicated.

We use the non-GAAP financial measure of EBITDA in evaluating our operating results and for financial and operational decision-making purposes. We believe that EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we exclude in EBITDA. We believe that EBITDA provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater transparency with respect to key metrics used by our management in its financial and operational decision-making. We use these measures to establish budgets and operational goals for managing our business and evaluating our performance. We are presenting the non-GAAP measure of EBITDA to assist investors in seeing our operating results through the eyes of management, and because we believe that these measures provide an additional tool for investors to use in comparing our core business operating results over multiple periods with other companies in our industry.

This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measure rather than net income (loss), which is the nearest GAAP equivalent of this financial measure. Some of these limitations are:

•	These non-GAAP financial measures exclude certain recurring charges such as interest expense and depreciation of property and equipment;
•	EBITDA excludes depreciation expense and, although this is a non-cash charge, the property and equipment being depreciated may have to be replaced in the future; and
•	The expenses that we exclude in our calculation of this non-GAAP financial measure may differ from the expenses, if any, that our peer companies may exclude from similarly-titled non-GAAP measures when they report their results of operations.

We have attempted to compensate for these limitations by providing the nearest GAAP equivalent of this non-GAAP financial measure and describing this GAAP equivalent above.

Jumpstart Our Business Startups Act of 2012

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise generally applicable to public companies. These provisions include:

•	exemption from the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;
•	reduced disclosure about our executive compensation arrangements; and
•	no non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years following the completion of this offering or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of these reduced reporting burdens in this prospectus and, accordingly, the information that we provide stockholders may be different than you may receive from other public companies in which you hold equity interests. Under Section 107(b) of the JOBS Act, “emerging growth companies” may take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are required to be adopted by an issuer. This decision to opt out of the extended transition period under the JOBS Act is irrevocable. In addition, as a smaller reporting company, we have taken advantage of certain reduced reporting obligations available to smaller reporting companies which include reduced disclosure about our executive compensation arrangements and an exemption from the auditor attestation requirement on the effectiveness of our internal controls over financial reporting, among others.

RISK FACTORS

An investment in our securities involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this prospectus, before purchasing our shares of common stock in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer, and the trading price of our securities could fall, causing you to lose some or all of your investment in the securities we are offering.

Risks Relating to Our Business and Industry

Our limited operating history may make it difficult to evaluate our business to date and our future viability.

We were formed in January 2014, have no revenue-generating operations and only a limited operating history on which to base an evaluation of our proposed business and prospects. Although the Business and Assets of SRV have been in operation for over thirty years, we cannot assure you that SRV’s historical financial results will be reflective of our business going forward. In addition, as a newly formed company, our operations and development are subject to all of the risks inherent in the growth of an early stage company, including delays in executing on our strategies, fluctuations in expenses, ability to finance our future operations, competition in our acquisition strategy with other potential buyers of farmland as well as competition in the fruit industry, and the general strength of the fruit market. Any failure to successfully address these risks and uncertainties could seriously harm our business and prospects. The likelihood of our success must be considered in light of the expenses, difficulties, complications, problems and delays frequently encountered in connection with the growth of a new business.

We may not be able to successfully consummate the acquisition of the Business and Assets of SRV, which would have a material adverse effect on our business, operating results and financial condition.

We currently have no business operations or assets other than the right to purchase the Business and Assets of SRV. Although our agreement with the current owners of SRV gives us the right to purchase the Business and Assets on or before November 15, 2014, unforeseen circumstances outside of our control could prevent us from closing the transaction which we expect to occur immediately following completion of this offering. For example, if a third party makes an ownership claim to any of the property, such claim could disrupt our proposed acquisition. If we are unable to consummate the acquisition of the Business and Assets of SRV, then we will need to identify and acquire other suitable properties that will enable us to execute our business strategies. There is no assurance that such properties would be available on reasonable terms or at all. In addition, if we are unable to acquire the Business and Assets of SRV, our business operations would be materially delayed and we will have to significantly revise our business forecast, budgets and plans. Any failure to purchase the Business and Assets of SRV would have a material adverse effect on our business, operating results and financial condition.

We may not be able to successfully execute our future acquisition plans effectively.

We expect to grow our historical business by acquiring new properties and increasing our production. These efforts will require the addition of employees, expansion of existing facilities and greater management oversight. If we are unable to manage our growth, we may not be able to effectively execute our acquisitions strategy and take advantage of market opportunities, or respond to competition from other potential buyers of farmland, and we may have difficulties maintaining and updating the internal procedures and the controls necessary to meet the planned expansion of our overall business.

As we acquire new properties, our management team will also be required to maintain and expand our arrangements with our strategic partners, customers, suppliers and third parties as well as attract new strategic partners, customers and suppliers. We expect that our general and administrative costs will increase as we acquire new properties and diversify our crops. There is no assurance that our current and planned operations, personnel, systems and internal procedures and controls will be adequate to support our future growth.

If we fail to re-develop portions of our Snake River Vineyards property to grow new varieties of apples or other higher margin crops and/or to introduce and commercialize such varieties, our business will suffer.

We cannot guarantee that we will be able to successfully re-develop the portions of Snake River Vineyards (“SRV”) property to introduce and commercialize new crop varieties. The success of redevelopment and crop variety purchasing decisions are uncertain due to several factors, many of which are beyond our control. These include changing consumer preferences, competitive price pressures, our ability to find a large enough supply of new-variety trees in the market to plant, our failure to develop new varieties to meet the evolving demands of consumers, the development of higher-demand products by our competitors in the fruit industry and general economic conditions. The process for new products to gain market recognition and acceptance is long and has uncertainties. If we fail to re-develop portions of our property to grow new crop varieties or introduce and commercialize new crop varieties that satisfy consumer preferences, or if our competitors produce products that are favored by consumers, our growth prospects may be materially and adversely affected and our revenue may decline. In addition, sales of our new crops will replace sales of some of our existing products, partially offsetting the benefit of even a successful new crop introduction.

We require all of the proceeds from this offering to execute our business strategies and we will require additional funds in the future.

We require the proceeds from this offering in order to execute our business strategies. Most of the proceeds from this offering will be used to acquire the Business and Assets of SRV and we may need additional funds to acquire new properties, re-develop portions of SRV, upgrade our equipment and infrastructure and build new facilities. Any failure to re-develop portions of our property, upgrade our equipment and infrastructure or build new facilities would adversely impact our business strategy and could have a material adverse effect on our business, results of operations and financial condition. The proceeds from this offering may not be sufficient to meet all of our working capital needs in the future. We plan to incur debt to finance some or all of our future acquisition plans, and we may require additional funds to finance our re-development strategy and equipment and infrastructure upgrades. Such additional financing may not be available to us on commercially reasonable terms or at all. If we cannot raise additional funds on acceptable terms, we may not be able to develop or enhance our business, take advantage of future opportunities or acquisitions, and our ability to conduct our business may be adversely affected. Moreover, if we incur additional debt, our costs of debt service and the risks associated with our business could increase.

We intend to incur debt to finance our business plan and any significant indebtedness could harm our business.

We intend to use $30.0 million of the proceeds from this offering to purchase the Business and Assets of SRV and plan to incur debt to finance our future acquisition plans following the completion of the SRV acquisition. Specifically, we are currently in discussions with a financial institution with significant agribusiness lending experience regarding a $15.0 million line of credit for future acquisitions, which we expect to formalize after the closing of the offering. Moreover, we plan to incur additional long-term debt from banks and other financial lending institutions as needed in order to help fund our future acquisitions over the next five years. Any significant indebtedness could have material consequences on our business. For example, it could:

•	make it more difficult for us to satisfy our debt obligations;
•	increase our vulnerability to general adverse economic and industry conditions;
•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions and general corporate purposes;
•	require us to dedicate a substantial portion of our cash flows from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of our cash flows to fund working capital needs, capital expenditures, acquisitions and other general corporate purposes;
•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a disadvantage compared to other prospective buyers of farmland as well as to our competitors in the fruit industry that have less indebtedness.

Any of these risks could impact our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our business, financial condition and results of operations.

Our acquisition strategy may not be successful.

Our business strategy is based in large part on growth through acquisitions, which poses a number of risks. We may not be successful in identifying appropriate acquisition candidates, consummating acquisitions on satisfactory terms or in a timely manner, or integrating any newly acquired or expanded business with our current operations. Even if we identify a company that complements our strategy, we may be unable to complete an acquisition of such company for many reasons, including:

•	failure to agree on the terms necessary for a transaction, such as the purchase price;
•	incompatibility between our operational strategies or management philosophies with those of the potential acquisition target;
•	competition from other potential purchasers of farm properties as discussed below;
•	lack of sufficient capital to acquire suitable properties; or
•	unwillingness of the employees of a potential farm property to work with our management.

Moreover, future acquisitions entail numerous risks, including diversion of management’s attention to other business concerns, risks of entering markets in which we have limited prior experience, including the growth and distribution of new crop varieties, and the potential loss of key employees of acquired organizations. An unsuccessful material acquisition could result in operating difficulties and could have a material adverse effect on our business, financial condition and results of operations.

We face competition from a number of other potential purchasers of farm properties, which may increase the price that we are required to pay to acquire such properties.

There is a high level of competition among companies seeking to make strategic acquisitions of farm properties in the Pacific Northwest. We believe that competition for acquisitions will come from other owner-operators as well as investment funds who are seeking to acquire properties in the Pacific Northwest. Some of these prospective buyers are significantly larger than we are and have substantially greater financial and other resources at their disposal, including, for example, institutional investors like Hancock Agricultural Investment Group that manage investments in row and permanent cropland throughout the United States and the world. Consequently, we may be at a disadvantage in negotiating and executing possible acquisitions of these businesses. Even if we are able to successfully compete with these entities, competition with these other buyers may adversely affect the terms of potential acquisitions, including increasing the purchase price. Any significant increase in the purchase prices we pay for additional farm properties will have a material adverse effect on our business, financial condition and results of operations.

We may not be able to optimize the yield of our crops and/or to engage in strategic partnerships.

We cannot guarantee that our yield optimization efforts, including the farming and management techniques and infrastructure improvements we plan to implement, will result in an increased yield from our crops. A variety of factors, including, but not limited to, the effect of weather, labor availability, and cost of equipment, all of which we do not control, may cause us to be unable to achieve enhanced yield optimization. Further, except for our partnerships with Tree Top and Valicoff with whom we expect to have long-term contracts, we may not be able to enter into new strategic partnerships with buyers and growers under terms favorable to us. The opportunity to enter into these strategic partnerships is due in part to the extent and nature of our relationships in the Pacific Northwest farming community and our negotiating power, only some of which we can control. If we are unable to optimize our yield and/or engage in strategic partnerships, our business prospects and financial condition may be adversely affected.

Because we depend on a core group of significant customers, our sales, cash flows from operations and results of operations may be negatively affected if our key customers reduce the amount of products they purchase from us.

Tree Top is the exclusive buyer of our concord grapes, which it processes for use in consumer beverages and food products. Tree Top accounted for approximately 38% of our gross sales in fiscal 2013. SRV recently renegotiated and renewed its contract with Tree Top, which now extends until December 31, 2018, and which we will assume in connection with our acquisition of SRV. Our results of operations are significantly impacted not only by the quantity of grapes purchased by Tree Top, but also by the timing of its purchases, a factor over which we do not have any control. Timing of purchases has in the past impacted our financial results. We expect that a small number of customers will continue to account for a substantial portion of our sales for the foreseeable future. Because our largest customer accounts for such a material portion of our sales, the loss of, or a significant adverse change in, our relationship with Tree Top, or any other major customer, could have a material adverse effect on our business, financial position, results of operations and operating cash flows. The loss of, or a reduction in orders from any significant customers, losses arising from customers’ disputes regarding shipments, product quality or related matters, or our inability to collect accounts receivable from any major customer, could have a material adverse effect on us.

We are particularly dependent upon the exclusive packer and distributor of our apples.

Beginning with the 2014 growing season, we expect that we will be relying exclusively upon Valicoff Fruit Company, Inc. to pack, store and distribute our apples. We also expect we will be relying exclusively on Sage Marketing, a subcontractor of Valicoff, to sell and market our apples on our behalf. We intend to enter into a long-term contract with Valicoff in part to manage this relationship, but we cannot guarantee that we may be able to exercise the same level of control over the sales and marketing efforts of Sage as if such activities were performed by our own employees. If our relationship with Valicoff is adversely affected in any way, we would have substantial difficulty in getting our apples to market, which could adversely impact our plans and our results of operations. Factors that impact the ultimate prices of our products include consumer preferences and consumer demand at the time they become available and other conditions described in this prospectus.

The prices we are able to charge customers for our products are inherently uncertain and cannot be determined in advance.

The prices for our products, particularly for our apples, cannot be estimated at the time we harvest and deliver our products to our customers. The price paid by Tree Top for our grapes is based on the average local market price as determined by two large producers in the area, the J.M. Smucker Company and affiliated entities and Milne Fruit Products, Inc. and affiliated entities subject to a minimum and a maximum price in accordance with our long-term contract with Tree Top, which we believe is typical of other concord grape supply agreements in the market. The sales price for our apples is determined based on the volume, size, variety and grade of the apples sold, and the average market price for all apples of similar size, variety and grade pooled together in what are known as “inventory pools” managed by each packing shed, less the packing shed’s charges to pack and market the apples. The final price is determined upon settlement of the inventory pool, which is when the apples have been delivered to the purchasers and the purchase price has been paid. As such, we cannot guarantee that we will be able to charge any particular price for our products.

Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on our business.

Grapes and apples, our primary products, are vulnerable to adverse weather conditions, including frost, hail, windstorms, floods, drought and temperature extremes, which are somewhat common but difficult to predict. In addition, grapes and apples are vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. Other unfavorable growing conditions can reduce both crop size and quality. These factors can directly impact us by decreasing the quality and yields of our products, reducing our inventory and supply of the products we sell to our customers, increasing our costs and decreasing revenue and gross margins, which may have a material adverse effect on our business, results of operations and financial condition. For example, we experienced a decrease in net sales in 2013 as a result of a lower concord grape yield due to a vineyard frost in spring 2013 which impacted our 2013 harvest. We have obtained crop insurance to reduce the risk of the adverse effects of such conditions on our business, results of operations and financial condition, but the amount and number of claims covered by such insurance is limited and may not be sufficient to compensate for all adverse conditions.

Our earnings will be sensitive to fluctuations in market prices and demand for our products.

Growing conditions, particularly weather conditions such as frost, hail, windstorms, floods, droughts and freezes, as well as diseases and pests, are primary factors affecting market prices because of their influence on the aggregate market supply and quality of product. In addition, demand for our products could decline, whether because of supply and quality issues or for any other reason, including products of competitors in the fruit industry that might be considered superior by consumers. An increase in the supply of similar products in the marketplace driven from new domestic and foreign growers will lead to lower market prices, something over which we have no control. A decrease in the selling price received for our products, a decline in demand for our products, and an increase in market supply of similar products could have a material adverse effect on our business, results of operations and financial condition.

Because our business is highly seasonal, our revenue, cash flows from operations and operating results will fluctuate on a seasonal and quarterly basis.

Our business is highly seasonal. The seasonal nature of our operations results in significant fluctuations in our working capital during the growing and selling cycles. Our grape sales occur toward the end of the fiscal year of harvest, but the majority of cash is not collected until the first quarter of the following fiscal year. We deliver our apples to the packing sheds toward the end of the harvest year but the majority of the cash is collected toward the end of the following fiscal year. As a result of the seasonal nature of our business, our working capital requirements are typically greatest in our third and fourth fiscal quarters since labor costs are highest during this time. We have experienced, and expect to continue to experience, significant variability in net sales, operating cash flows and net income on a quarterly basis due to the seasonality of our business.

We engage in related party transactions, which could result in conflicts of interest and could harm our business.

Potential conflicts of interest can exist if a related party director, officer, stockholder or employee is presented with a transaction or relationship that may have adverse implications for either us or the related party. We intend to engage in a significant related party transaction with respect to our purchase of the Business and Assets from SRV. Specifically, as described elsewhere in this prospectus, SRV is owned by certain persons and entities that are affiliated with Taggares Agriculture Corp. Consequently, certain of our officers, directors and stockholders, including, without limitation, Peter J. Taggares IV and Peter J. Taggares III, have a minority financial interest in the proposed acquisition by Taggares Agriculture Corp. of the business and assets of SRV. We currently anticipate that in connection with this offering, Peter J. Taggares III and Peter J. Taggares IV will re-invest approximately $500,000 each of their proceeds from the sale of the Business and Assets of SRV for shares of our common stock through a directed share program, or 76,924 shares of common stock each, at an assumed public offering price of $6.50 per share. These purchase amounts constitute approximately 20% and 100% of the proceeds we expect Peter J. Taggares III and Peter J. Taggares IV, respectively to receive following the sale of the Business and Assets of SRV. All of such shares of common stock will be subject to a lock-up agreement restricting the sale of such shares for six months from the date of this prospectus.

Although we believe that the purchase price to be paid by us for the business and assets of SRV is at or below fair market value, we cannot assure you that the terms of the proposed transaction with these various related parties are on terms as favorable to us as those that could have been obtained in arm’s-length transactions with third parties. Moreover, we may receive inadequate disclosure from the related party regarding the nature and quality of the business and assets, and thus such related party transaction could result in related parties receiving more favorable treatment than an unaffiliated third party would receive.

We may engage in additional related party transactions in the future. Our board of directors and the Audit Committee intend to review on an ongoing basis related party transactions for various issues related to the effect on our business. We cannot assure you that the terms these policies and procedures will be sufficient to identify and completely address conflicts of interest that may arise. In addition, related party transactions present difficult conflicts of interest, could result in significant and minor disadvantages to our company and may impair investor confidence, which could materially and adversely affect our business. Related party transactions could also cause us to become materially dependent on related parties in the ongoing conduct of our business, and related parties may be motivated by personal interests to pursue courses of action that are not necessarily in the best interests of our company and our stockholders. If a dispute arises in connection with any of these related party transactions, which is not resolved to our satisfaction, our business could be harmed. There can be no assurance that the above matters or any potential future conflicts of interest will be resolved in our favor, which could have a material adverse effect on our business results of operations and financial condition. For more information, see the “Related Party Transactions and Structure of the Company and Related Parties” section of this prospectus beginning on page 88.

A lack of availability of water in Washington’s Columbia Basin, any materially adverse change to our rights to use water on our properties, any material disruption to our water delivery systems and infrastructure, or any change in the quantity of water we have rights to access, could adversely impact our business.

Adequate quantities and correct timing of the application of water are vital for our crops to thrive. The availability and cost of water are also important factors in the planting of the plants that produce our products. If we cannot get an adequate supply of water, or if the cost of water makes it uneconomical for us to grow certain crops, such as fruit, we may not have as many products to sell, which could have a material adverse impact on our results of operations. We cannot predict if any future water shortage in Washington’s Columbia Basin will impact our business in the future. We own water rights that permit us to pump water directly from the Snake River. If our rights to access and use this water are compromised in any material manner, for example, as a result of a material disruption to our water delivery systems and infrastructure or any third-party arrangements related thereto, or changing political or regulatory circumstances, we will experience a material adverse effect on our business and results of operations. In addition, if the existing dams on the Snake River are removed or damaged, or if the runoff from the dams is changed significantly for environmental or other reasons, the water line of the river would be reduced and our pump station would not be able to pump water out of the river. As a result, we would need to build a new pumping station at the new water level, for which we would need to incur substantial cost.

If we are unable to obtain water rights with respect to our agricultural properties, our financial condition and ability to operate our business will suffer.

While we expect the SRV water rights will automatically transfer with the land of SRV J.V. and Bubby T that we are acquiring as part of the Business and Assets of SRV, if there are any circumstances that prevent or cause a delay in the transfer of SRV’s water rights, we will experience a material interruption in our ability to operate the SRV farm and a material adverse effect on our business and results of operations. Further, with respect to potential acquisitions of agricultural properties besides SRV in the future, if we are unable to obtain water rights with respect to such properties, our ability to grow crops on such properties will be compromised. In lieu of secured water rights, we may incur substantial cost if we are required to find alternative sources of water on such other properties, such as irrigation. Such additional costs may have a negative impact on our business and results of operations.

We face intense competition in the fruit industry, and our inability to compete effectively for any reason could adversely affect our business.

The fruit industry is highly competitive, and our products face competition from a number of small farming businesses, as well as large agricultural companies. We compete primarily on the basis of our relationships with customers and suppliers, consistency of product quality and product availability. Many of our competitors in the fruit industry are, or are affiliated with, large diversified companies that have substantially greater financial resources than we have, including, for example, J.M. Smucker Company and Milne Fruit Products, Inc. with respect to our concord grape business. These resources give our competitors in the fruit industry greater operating flexibility that, in certain cases, may permit them to respond better or more quickly to changes in the industry or to adverse conditions on their properties, or to introduce new products more quickly and with greater marketing support. Increased competition in the fruit industry could result in lower profit margins, substantial pricing pressure, reduced market share and lower operating cash flows. Price competition, together with other forms of competition in the fruit industry, could have a material adverse effect on our business, financial position, results of operations and operating cash flows. We expect that as new fruit producers enter the market domestically and internationally, in particular in the South American and Asian markets, competition in the fruit industry will increase, and we expect that it will be difficult to compete with some of these new market entrants on price. In addition, as costs of international transportation and storage decrease, we may face increased competition in the fruit industry from international producers.

If we are unable to estimate consumer preferences for our apples accurately and to match our sales to the demand of consumers, our business, financial condition and results of operations may be adversely affected.

We expect to sell our apples primarily to processors and wholesalers through our packing shed, Valicoff. The purchasers of our apples generally make purchasing decisions for our products based on consumer demand, market prices, economic and weather conditions and other factors that we and our customers may not be able to anticipate accurately in advance. If we fail to accurately estimate the volume and types of products sought by consumers and otherwise adequately manage and time our sales, we may release to market apples of varieties and types that our customers do not want, resulting in reduced revenues and gross margins. Our inability to accurately predict consumer preferences and to match our sales to the demand of the purchasers of our apples directly may adversely affect our business, financial condition and results of operations.

Our primary crop does not currently permit us to spread our business risks among different crops and, thus, a disruption in our grape production would harm us more immediately and directly than if we were diversified.

Our exclusive grape production is currently limited to concord grapes, and we do not expect this to change materially in the foreseeable future until we complete our re-development plans. However, even as we re-develop portions of our property to produce more apples and other fruit, we will still primarily rely on only two crops (grapes and apples) for a substantial portion of our revenue for the foreseeable future. Without crop diversity, we will not be able to spread the risk of our operations. A decline in the price of these crops, whether due to competition or otherwise, or our inability to increase sales of these crops, would harm our business and operating results more seriously than it would if we derived significant revenue from a variety of different crops. Therefore, our business opportunities, revenue and income could be more immediately and directly affected by disruptions from such things as weather, drought and disease or widespread problems affecting the industry, payment disruptions and customer rejection of our grapes and/or apples. If there is a disruption as described above, our revenue and income will be reduced, and our business operations may have to be scaled back.

The capital-intensive nature and long growth cycle of fruit and other crops make it difficult for us to quickly diversify our product offerings.

We expect that new plantings of fruit and other crops will require at least three to five years before the plants will grow fruit that can be harvested. In addition, growing new fruit and crop varieties is capital intensive. While we plan to diversify our product offerings to include different varieties of fruit and crops, we will need to expend significant capital resources to develop those new products and it could take at least three to five years before we begin to recognize revenue from those new products. If we are unable to obtain sufficient financing to adequately cover these capital requirements or we must cease our re-development efforts for any other reason before we are able to recognize revenue from our new products, our ability to diversify our product offerings may be materially compromised.

Certain of our infrastructure is aging and in need of replacement.

Certain of our equipment, buildings, irrigation pipe and trellis infrastructure is outdated and we will need to replace old equipment and infrastructure, build new facilities and upgrade to newer farming technology in the near future. We expect to use approximately $1.0 million over the next two years to make these updates to our equipment and infrastructure. However, if we must reallocate such funds for other necessary expenditures and are unable to update or replace our equipment and infrastructure, our business operations will be adversely affected.

If we are unable to produce sufficient finished product, we will not be able to meet the demands of our customers.

We must continuously grow enough fruit to satisfy our customers’ demands. The failure to maintain sufficient crop yields not only could adversely impact our financial results but could harm our reputation.

The use of herbicides, pesticides and other potentially hazardous substances in our operations may lead to environmental damage and result in increased costs to us.

We use herbicides, pesticides and other potentially hazardous substances in the operation of our business. We may have to pay for the costs or damages associated with the improper application, accidental release or the use or misuse of such substances. Our insurance may not be adequate to cover such costs or damages or may not continue to be available at a price or under terms that are satisfactory to us. In such cases, payment of such costs or damages could have a material adverse effect on our business, results of operations and financial condition.

We are subject to the risk of product contamination and product liability claims.

The sale of food products for human consumption involves the risk of injury to consumers. Although we do not sell products directly to consumers, we still bear the risk that such injuries may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals other agents, or residues introduced during the growing, storage, handling or transportation phases. While we are subject to governmental inspection and regulations and believe our facilities comply in all material respects with all applicable health and safety laws and regulations, we cannot guarantee that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued by a claimant, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and consumers. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We maintain product liability insurance; however, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. In addition, we contract with a chemical application company to treat our non-organic plants, and we are named as an additional insured on its insurance policy. However, we cannot guarantee that we will not incur claims or liabilities for which we are not insured under the chemical application company’s insurance policy or that exceed the amount of such insurance coverage.

We retain the risk of loss for our crops while they are being stored and we have no control over the conditions in which they are maintained.

Consistent with industry standard practices, we bear the risk of loss for our concord grapes until they are delivered to, and unloaded at, the processing facility of our customer (currently Tree Top). In addition, after our apples are picked and distributed to packing sheds, we bear the risk of loss for the apples until they are finally delivered to the customer to which the packing shed delivers the apples. We have no control over the conditions in which our grapes and apples are stored, which exposes us to a variety of risks related to such storage, including contamination, spoilage and/or theft. Any material damage incurred by grapes or apples during storage and distribution would have a material adverse impact on our business, financial condition and operating results.

The loss of key employees or the failure to attract qualified personnel could have a material adverse effect on our ability to run our business.

The loss of any of our current executives, key employees or key advisors, and in particular Peter J. Taggares IV, our Chief Executive Officer, and Jose Contreras, SRV’s Farm Manager, or the failure to attract, integrate, motivate and retain additional key employees, including farm managers for new properties that we may acquire in the future, could have a material adverse effect on our business. We do not have “key person” insurance on the lives of any of our management team. Also, as we become a public company and develop additional capabilities, we may require more skilled personnel who must be highly skilled and have a sound understanding of our industry, business or processing requirements. The failure to attract or retain qualified personnel could have a material adverse effect on our business. Recruiting qualified personnel is highly competitive.

We face risks associated with our labor force.

We employ both full-time and seasonal employees. Following this offering, we anticipate that we will employ approximately 72 full-time employees and approximately 350 seasonal employees during harvest. The current availability of seasonal labor in Washington State is limited and dependent on economic factors and immigration policies at the state and federal levels, all of which are outside our control. Any changes to U. S. immigration or labor laws or changes to industry-standard practices required to comply with such laws that make it more difficult or more costly to hire our seasonal labor would make it harder and more expensive for us to find qualified workers to harvest our fruit in a cost-effective manner, which would adversely impact our business and results of operations. We are also subject to increased costs as a result of increasing health care costs and the number and value of workers’ compensation claims and any future increases in the minimum wage at the local, state or federal levels. Although the State of Washington currently has one of the highest state minimum wages at the rate of $9.32 per hour (which is over $2.00 per hour higher than the current federal minimum wage of $7.25 per hour), there is at least one city in the State of Washington that has a minimum wage of $15.00 per hour. Any significant increase in any minimum wage law applicable us would have an adverse impact on our expenses. Moreover, our inability to find qualified workers to harvest our fruit, increasing health care costs and the number and value of workers’ compensation claims could have a material adverse effect on our business, results of operations and financial condition.

Changes in government policies and laws could adversely affect international sales and therefore, our financial results.

We believe that sales to the purchasers of our apples who, in turn, sell our products outside the U.S., constitute a significant percentage of our annual revenue, in an amount we cannot determine and which sales are outside of our control. However, we anticipate that these sales will continue to represent a substantial portion of our total sales volume and that continued growth and profitability will require further international expansion, particularly in Asia. As such, our financial results could be affected by changes in trade, monetary and fiscal policies, laws and regulations, or other activities of U.S. and non-U.S. governments, agencies and similar organizations. These conditions include but are not limited to changes in a country’s or region’s immigration policies and laws, economic or political conditions, trade regulations affecting production, pricing and marketing of products, local labor conditions and regulations, reduced protection of intellectual property rights in some countries, changes in the regulatory or legal environment, burdensome taxes and tariffs and other trade barriers. International risks and uncertainties, including changing social and economic conditions as well as terrorism, political hostilities and war, could lead to reduced distribution of our products into international markets and reduced profitability associated with such sales.

Insurance covering weather and crop disease may become unavailable or be inadequate.

Adverse weather conditions and crop disease can adversely affect production and the quality of our fruit. Although we carry crop insurance to cover claims related to weather conditions and crop disease, such coverage may become unavailable or be inadequate, since it is extended to us pursuant to the Agricultural Act of 2014 (the “Farm Bill”). To the extent the crop insurance portion of the Farm Bill does not provide coverage for claims we may have in the future, we may need to obtain crop insurance on the private insurance market. Even if we are able to obtain private crop insurance, it may be at a price and on terms not acceptable to us. If claims exceed coverage limits, or if insurance is not available to us, the occurrence of significant crop claims relating to our properties could have a material adverse effect on our business, results of operations and financial condition.

We may be exposed to product quality claims, which may cause us to incur substantial legal expenses and, if determined adversely against us, may cause us to pay significant damage awards.

We may be subject to legal proceedings and claims from time to time relating to our fruit quality. The defense of these proceedings and claims can be both costly and time consuming and may significantly divert efforts and resources of our management personnel. An adverse determination in any such proceeding could subject us to significant liability and damage our market reputation and prevent us from achieving increased sales and market share. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase of our products.

Capital and credit market issues could negatively affect our liquidity, increase our costs of borrowing and disrupt the operations of our growers and customers.

The capital and credit markets have experienced increased volatility and disruption over the past six years, making it more difficult for companies to access those markets. Although we believe that our operating cash flows, access to capital and credit markets will permit us to meet our financing needs for the foreseeable future, there can be no assurance that continued or increased volatility and disruption in the capital and credit markets will not impair our liquidity or increase our costs of borrowing. Our business could also be negatively impacted if our growers or customers experience disruptions resulting from tighter capital and credit markets or a continued slowdown in the general economy.

Risks Relating to this Offering and Our Securities

There is no public market for our common stock and an active market may not develop or be maintained, which could limit your ability to sell our securities.

Before this offering, there has not been a public market for our common stock. Although we have applied to list these securities on the NASDAQ Capital Market in connection with this offering, an active public market for our securities may not develop or be sustained after this offering. The initial public offering price will be determined by negotiations between the underwriters and us and may not be representative of the market price at which our common stock will trade after this offering. In particular, we cannot assure you that you will be able to resell our common stock at or above the initial public offering price.

Our largest stockholder and entities affiliated with him will retain a significant interest in our company after this offering and may have interests that differ from our other stockholders.

Upon completion of this offering and assuming the underwriters do not exercise their over-allotment option to purchase additional common stock and that Mr. Taggares purchases 76,924 shares of common stock in this offering, Peter J. Taggares IV and affiliated individuals and entities of Mr. Taggares will own 1,065,910 shares of common stock, or approximately 12.9% of our outstanding common stock. Mr. Taggares could, for the foreseeable future, have significant influence over our management and affairs and will be able to influence virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other sales of our company or assets, and its interests could differ from ours and those of our other stockholders. In addition, the concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Future sales or the potential for future sales of shares of our common stock may cause the trading price of our common stock to decline and could impair our ability to raise capital through subsequent equity offerings.

Assuming that Peter J. Taggares III and Peter J Taggares IV each purchase 76,924 shares of common stock in this offering, through a directed share program approximately 16.9% of our outstanding common stock will be held by our current stockholders following this offering (approximately 15.0% if the over-allotment option is exercised in full). If our existing stockholders sell a large number of shares of our common stock following this offering and expiration of the applicable lock-up period, the market price of our common stock could decline significantly. In addition, the perception in the public market that our existing stockholders might sell shares of common stock could depress the market price of our common stock, regardless of the actual plans of our existing stockholders. These sales could also make it more difficult for us to sell shares of our common stock or equity-related securities in the future.

Immediately after this offering, 8,236,188 shares of our common stock will be outstanding, or 9,286,188 if the underwriters’ over-allotment option is exercised in full. All of the shares held by our existing stockholders and those shares of common stock to be purchased by existing stockholders in this offering are subject to a lock-up agreement restricting the sale of those shares for six months from the date of this prospectus. However, the underwriters may waive this restriction, in whole or in part, and allow the stockholders to sell shares at any time.

After this offering, we intend to register 1,626,595 shares of common stock that will be reserved for issuance directly or pursuant to the exercise of options under our equity incentive plan. Once we register these shares, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates.

Anti-takeover provisions and our right to issue preferred stock could make it difficult for a third party to acquire us.

Our certificate of incorporation contains provisions that would make it more difficult for a third party to acquire control of us, including the following provisions:

•	our board of directors may issue preferred stock without stockholder approval, with rights and privileges determined solely by the board of directors;
•	our board of directors is divided into three classes, with each class serving a staggered three-year term;
•	removal of directors by stockholders only for cause and by a vote of at least a majority of the voting power of the issued and outstanding capital stock;
•	prohibitions on our stockholders that prevent them from acting by written consent and limitations on calling special meetings; and
•	advance notice provisions for stockholders to propose business at an annual meeting of stockholders or director nominations at annual or special stockholder meetings.

In addition, certain anti-takeover provisions of Delaware law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our stockholders.

The price of our common stock could be volatile.

The overall market and the price of our common stock may fluctuate greatly. The trading price of our common stock and public warrants may be significantly affected by various factors, including:

•	economic status and trends in the fruit industry, which underlies domestic demand for our products;
•	quarterly fluctuations in our operating results;
•	termination of lock-up agreements or other restrictions on the ability of our existing stockholders to sell their shares after this offering;
•	our ability to meet the earnings estimates and other performance expectations of investors or financial analysts (at such time as analysts begin following our company);
•	fluctuations in the stock prices of our peer companies or in stock markets in general; and
•	general economic or political conditions.

We may issue options to purchase common stock to our directors and employees that could dilute your interest in us.

We have an aggregate of 1,626,595 shares of common stock reserved under our 2014 Equity Incentive Plan for issuance of grants and awards to our directors, executive officers, employees and consultants. As of the date of this prospectus, we have not issued any stock options or other equity grants or awards under our 2014 Equity Incentive Plan. Following the completion of this offering, we expect to grant stock options to our non-employee directors and stock options and restricted stock to our Chief Financial Officer. Issuances of common stock pursuant to the exercise of stock options or other stock grants or awards under our 2014 Equity Incentive Plan will dilute your interest in us.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The initial public offering price per share of our common stock is expected to be substantially higher than the net tangible book value per share of our outstanding common stock. Purchasers of shares in this offering will experience immediate dilution in the net tangible book value of their shares. Based on an assumed initial public offering price of $6.50 per share, dilution per share in this offering will be $1.41 per share (or approximately 21.7% of the assumed per share price of shares to be sold in the offering). Further, if we issue additional equity securities to raise additional capital, your ownership interest in our company may be diluted and the value of your investment may be reduced.

You may experience dilution of your ownership interest if we elect to issue additional shares of our common stock in the future.

We may issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. The future issuance of any such additional shares of our common stock or other securities will dilute your ownership interest in our company and may create downward pressure on the trading price of our common stock. As a result, the value of your investment may be reduced.

We do not expect to pay any dividends until the third or fourth quarter of 2015, at the earliest.

We do not anticipate paying any dividends to our stockholders until the third or fourth quarter of 2015, at the earliest. We currently plan to re-invest our earnings for use in accordance with our acquisition strategy and the re-development of portions of Snake River Vineyards. However, we may consider paying cash dividends after we recognize revenue from our 2014 apple crop, which we expect to be in the third or fourth quarter of 2015 in accordance with our revenue recognition policy for apples. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition (including our liquidity and cash resources), contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. In particular, our board of directors would only determine to use a portion of our earnings to pay cash dividends if the payment of such dividends would not adversely impact the execution of our acquisition and re-development strategies, after taking into account the factors mentioned above. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose some or all of your investment.

We will incur increased costs as a result of being a publicly traded company.

As a public company, we will incur significant legal, accounting and other expenses that SRV did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the Securities and Exchange Commission (the “SEC”) and the NASDAQ Capital Market, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and/or costly. For example, we are adopting additional internal and disclosure controls and procedures, retaining a transfer agent and adopting corporate governance policies, as well as upgrading our computer system and software. In addition, as a public company, we will incur the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers. Further, our current executives, including our CEO, have limited public company experience. Our CFO, while she has public company experience, has no experience in the agriculture industry.

Section 404 of Sarbanes-Oxley requires us to include an internal control report with our annual report on Form 10-K. That report must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. We will be required to include this assessment beginning with our annual report on Form 10-K for the fiscal year ending November 30, 2014. The material weaknesses and any other deficiencies in internal control that we may identify in the future will need to be addressed as part of the evaluation of our internal control over financial reporting and may impair our ability to comply with Section 404. If we are not able to successfully implement internal controls over financial reporting, we may not be able to accurately and timely report on our financial position, results of operations or cash flows, which could adversely affect our business and investor confidence in us.

For so long as we qualify as an “emerging growth company” under the JOBS Act, which may be up to five years following this offering, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b). Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, or at such time as we become an accelerated filer, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting.

As an emerging growth company within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), we will utilize certain modified disclosure requirements, and we cannot be certain whether these reduced requirements will make our securities less attractive to investors.

We are an emerging growth company within the meaning of the rules under the Securities Act. We have in this prospectus utilized, and we plan in future filings with the SEC to continue to utilize, the modified disclosure requirements available to emerging growth companies, including reduced disclosure about our executive compensation and omission of compensation discussion and analysis, and an exemption from the requirement of holding a nonbinding advisory vote on executive compensation. In addition, we will not be subject to certain requirements of Section 404 of the Sarbanes-Oxley Act, including the additional testing of our internal control over financial reporting as may occur when outside auditors attest as to our internal control over financial reporting. As a result, our stockholders may not have access to certain information they may deem important.

We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenue exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

There can be no assurance that an active trading market for shares of our common stock will develop

In connection with this offering, we have applied to have our common stock approved for listing on the NASDAQ Capital Market. We cannot be certain that a more active public market for our common stock will develop or, if developed, the extent to which investor interest in our common stock will sustain active trading or how liquid such a market might be in the future. It is possible that an active trading market, if established, will not continue, and there can be no assurance as to the price at which our common stock will trade.

Our quarter-to-quarter performance may vary substantially, and this variance, as well as general market conditions, may cause our stock price to fluctuate greatly and potentially expose us to litigation.

Our business is highly seasonal because it is tied to the growing and harvesting seasons. Typically, a substantial portion of our cash collections occur during our first and fourth fiscal quarters. We generally collect less cash during our second and third fiscal quarters. Cash collections in the first and fourth fiscal quarters accounted for a majority of our cash collections for the fiscal year ended November 30, 2013. If cash collections in these quarters are lower than expected, expenses may not be offset, which would adversely affect our operating results, and would have a disproportionately large impact on our operating results for that fiscal year.

In one or more future quarters, our results of operations may fall below the expectations of investors and the trading price of our securities may decline as a consequence. We believe that quarter-to-quarter comparisons of our operating results will not be a good indication of our annual performance and future performance and should not be relied upon to predict the future performance of our stock price. In the past, companies that have experienced volatility in the market price of their stock have often been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. For the near term, we intend to re-invest any earnings that we generate to support our business. However, we may consider paying cash dividends after we recognize revenue from our 2014 apple crop, which we expect to be in the third or fourth quarter of 2015 in accordance with our revenue recognition policy for apples. Any future decision to pay or declare cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition (including our liquidity and cash resources), results of operations, capital requirements and other factors our board of directors may deem relevant. In particular, our board of directors would only determine to use a portion of our earnings to pay cash dividends if the payment of such dividends would not adversely impact the execution of our acquisition and re-development strategies, after taking into account the factors mentioned above. There are currently no restrictions that limit our ability to pay dividends on our capital stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements which, to the extent that they do not recite historical fact, constitute forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words “may,” “will,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or other words or expressions of similar meaning. We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect management’s beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our financial condition, results of operations, future performance and business, including statements relating to our business strategy and our current and future development plans.

The potential risks and uncertainties that could cause our actual financial condition, results of operations and future performance to differ materially from those expressed or implied in this prospectus include:

•	economic status and trends in the fruit industry, which underlies domestic and international demand for our fruit;
•	weather conditions that affect the production, transportation, storage and export of tree fruit;
•	our production capacity and availability and pricing of raw materials;
•	trends and consumer preferences, particularly with respect to the use of and consumer demand for particular varieties of fresh apples, and the use of grapes in beverages and food products;
•	changes with respect to legal and regulatory matters;
•	decisions made by our competitors;
•	loss of key customers;
•	our production capacity and availability and pricing of raw materials;
•	labor disruptions, strikes or work stoppages;
•	loss of important water rights;
•	international conflict or acts of terrorism;
•	general economic conditions; and
•	other factors disclosed in this prospectus.

In addition, this prospectus contains industry data related to our business and the markets in which we operate. This data include projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results could differ from the projections.

We urge you to review carefully this prospectus, particularly the section “Risk Factors,” for a more complete discussion of the risks of an investment in our securities.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Many factors discussed in this prospectus, some of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from the forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 7,000,000 shares of common stock that we are selling in this offering will be approximately $41,892,000, or $48,717,000 if the underwriters exercise their over-allotment option in full, based on an assumed public offering price of $6.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount of $3,185,000 and estimated offering expenses (including the non-accountable expense allowance) of approximately $423,000 that remain payable by us, together totaling approximately $3,608,000.

We currently expect to allocate the net proceeds of this offering as follows:

Acquisition of Business and Assets of SRV (See “Related Party Transactions and Structure of the Company and Related Parties” beginning on page 88) less deposit of $133,000 already paid	$29,167,000	69.6%
Acquisition of assets from Bubby T, LLC	700,000	1.7%
Estimated payment for 2014 in-progress crop costs	864,000	2.1%
Payment for accrued liabilities incurred for offering costs	249,000	0.6%
Future acquisitions of agricultural properties consistent with our business strategy	7,362,000	17.5%
Re-development of portions of our land for new apple varieties, including the purchase of new apple plants	1,000,000	2.4%
Repayment of debt owing to a related party (See “Related Party Transactions and Structure of the Company and Related Parties” beginning on page 88)	550,000	1.3%
Replacement of equipment, building new facilities and upgrading technology	1,000,000	2.4%
General corporate and working capital purposes	1,000,000	2.4%
Total	$41,892,000	100.0%

The purchase of the Business and Assets of SRV involves a related party transaction in that SRV is owned by certain persons and entities that are affiliated with the registrant, Taggares Agriculture Corp. Consequently, certain of our officers, directors and stockholders, including, without limitation, Peter J. Taggares IV and Peter J. Taggares III, have a minority financial interest in the proposed acquisition of the Business and Assets of SRV. Specifically, SRV is owned by Snake River Vineyards, a Washington joint venture (“SRV J.V.”), and Bubby T, LLC (“Bubby T”), a Washington limited liability company. SRV J.V. is jointly owned by P.J. Taggares Company, a Washington corporation (“PJTCO”) and Taggares Farms, Inc., a Washington corporation and a wholly-owned subsidiary of P.J. Taggares Company (“TFI”). PJTCO is owned by several members of the Taggares family and various estate planning trusts, including Peter J. Taggares IV, our President, Chief Executive Officer, a director and the beneficial owner of 988,986 shares of our common stock (or approximately 80% of our outstanding common stock before this offering), and Peter J. Taggares III, a non-voting board observer, one of our management advisors and the beneficial owner of 191,340 shares of our common stock (or approximately 15.5% of outstanding common stock before this offering). Bubby T is wholly owned by an estate planning trust for the benefit of various members of the Taggares family.

The purchase price for the Business and Assets of SRV is $30.0 million. This purchase price was negotiated with the current owners of SRV, and was based on an indication of interest to purchase the Business and Assets for $30.0 million that these owners had previously received from a third party. In addition, we have subsequently received appraisals of the Business and Assets of SRV from independent agriculture and equipment appraisers which valued the land, equipment and other assets being acquired at a total value of approximately $35.4 million.

The portion of proceeds allocated to land re-development will be used for plant infrastructure improvement, such as trellising posts, and the purchase of new apple plants over the next two years.

The portion of proceeds allocated to the replacement of equipment, building new facilities and upgrading technology will be expended over the next two years. This amount is in addition to the $1.0 million for land re-development described above.

As of June 5, 2014 we had borrowed approximately $550,000 from T3 Ag, a related party, to fund our start-up costs, the deposit paid to SRV J.V. and certain expenses related to this offering. This amount, plus interest at the rate of 4% per annum, which is T3 Ag’s borrowing cost, will be paid to T3 Ag out of the proceeds of this offering.

Our general corporate expenses include general and administrative salaries, accounting, legal and consulting fees, facilities expenses and other working capital needs.

Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

CAPITALIZATION

The following table presents the capitalization as of February 28, 2014 on a historical basis for Taggares Agriculture Corp., which we consider to be the successor company for accounting purposes, and on a pro forma basis taking into the account the acquisition of the Business and Assets of SRV, the offering described in this prospectus and certain related transactions.

As described in greater detail elsewhere in this prospectus, including the notes to the unaudited pro forma combined balance sheet, the fair value of the assets to be acquired from SRV J.V., which includes the land and related assets to be acquired from Bubby T, have a fair value of $35.4 million according to independent appraisals commissioned by the Company. Because of the relationship between our President and CEO, Peter Taggares IV, and Peter J. Taggares, his father and a co-owner of the P.J. Taggares Company, the parent company of SRV J.V., we have determined that the excess of the identified fair value of the acquired assets of $35.4 million over the cash paid of $30.0 million should be recorded as a contribution of capital to TAG. Pro forma additional paid-in capital as of February 28, 2014, as set forth below, includes this capital contribution of $3.6 million (net of deferred income taxes of $1.8 million) in addition to the net proceeds from the offering of $41.9 million.

The information contained in the following table should be read in conjunction with “Use of Proceeds” on page 33, “Unaudited Pro Forma Financial Information” on page 38, “Management's Discussion and Analysis of Financial Condition and Results of Operations” on page 45 and the more detailed information contained in the financial statements and notes thereto included elsewhere in this prospectus.

	February 28, 2014
	TAG Historical (Successor)	TAG Pro Forma (Successor)
	(in thousands)
Cash and cash equivalents	$—	$10,362
Note payable to T3 Ag Investments, LLC	$280	$—
Stockholders’ equity:
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; no shares issued and outstanding	$—	$—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 2,904,425 shares issued and outstanding historical; 1,236,188(1) shares issued and outstanding pro forma	—	1
Additional paid-in capital	—	44,818
Accumulated deficit	(22)	(27)
Total stockholders’ equity (deficit)	$(22)	$44,792
Total capitalization (excluding cash and cash equivalents)	$258	$44,792

(1)	This outstanding share number has decreased from shares outstanding as reflected on TAG’s balance sheet as of February 28, 2014, due to the fact that on May 13, 2014, the Company redeemed a total of 969,329 shares of common stock (which reduces the issued and outstanding shares of common stock from 2,904,425 to 1,935,096 on a pre-reverse split basis) previously issued to certain affiliated entities of Peter J. Taggares IV at a price per share of $0.0001, which was the original purchase price paid for the shares of redeemed common stock, for a total of $96.94; and the fact that on June 3, 2014, the Company effected a 1-for-0.63882515389 reverse stock split to reduce the aggregate number of outstanding shares of common stock from 1,935,096 shares on a pre-reverse split basis to a total of 1,236,188 shares on a post-reverse split basis.

The information in the table above excludes 1,626,595 shares of common stock (on a post-reverse split basis) available for issuance pursuant to our 2014 Equity Incentive Plan, but as to which no grants or awards had been made at June 5, 2014.

DILUTION

Our pro forma net tangible book value at June 5, 2014 was negligible, or $0.0001 per share, based on the par value of shares issued prior to the date hereof. Pro forma net tangible book value per share before the offering has been determined by dividing pro forma net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of common stock outstanding at June 5, 2014.

For purposes of the dilution calculation and the following tables, after giving effect to the sale of our common stock in this offering at an assumed initial public offering price of $6.50 per share, and after deducting the underwriting discount and estimated offering expenses of $3,608,000, our adjusted pro forma net tangible book value at June 5, 2014 would have been $41,892,000 or $5.09 per share. This represents an immediate increase in pro forma net tangible book value per share of $5.09 to the existing stockholders and dilution in pro forma net tangible book value per share of $1.41 to new investors who purchase shares of common stock in the offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$6.50
Pro forma net tangible book value per share at June 5, 2014	$0.0001
Increase in pro forma net tangible book value per share attributable to new investors	5.09
Pro forma as adjusted net tangible book value per share after this offering		5.09
Dilution in pro forma net tangible book value per share to new investors		$1.41

If the underwriters’ over-allotment option is exercised in full, dilution per share to new investors would be $1.31 per share of common stock. The as-adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering.

The following table summarizes as of June 5, 2014 the differences between our existing stockholders and new investors with respect to the number of shares of our common stock issuable as a component of the shares of common stock being sold in this offering, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering price of $6.50 per share, before deducting the estimated underwriting discount and offering expenses payable by us:

	Shares Purchased			Total Consideration		Average Price Per Share
	Number		Percent	Amount	Percent
Existing stockholders	1,236,188	(1)	15.0%	$193	0.0%	$0.0001
Common stock purchased by existing stockholders in this offering(2)	153,848		2.0	1,000,012	2.2	$6.50
New investors	6,846,152		83.0	44,499,988	97.8	$6.50
Total	8,236,188		100.0%	$45,500,193	100.0%

(1)	This outstanding share number has decreased from shares outstanding as reflected on TAG’s balance sheet as of February 28, 2014, due to the fact that on May 13, 2014, the Company redeemed a total of 969,329 shares of common stock (which reduces the issued and outstanding shares of common stock from 2,904,425 to 1,935,096 on a pre-reverse split basis) previously issued to certain affiliated entities of Peter J. Taggares IV at a price per share of $0.0001, which was the original purchase price paid for the shares of redeemed common stock, for a total of $96.94; and the fact that on June 3, 2014, the Company effected a 1-for-0.63882515389 reverse stock split to reduce the aggregate number of outstanding shares of common stock from 1,935,096 shares on a pre-reverse split basis to a total of 1,236,188 shares on a post-reverse split basis.

(2)	Assumes that in connection with this offering, Peter J. Taggares III and Peter J. Taggares IV will re-invest approximately $500,000 each of their proceeds from the sale of the Business and Assets of SRV for shares of our common stock through a directed share program, or 76,924 shares of common stock each, at an assumed public offering price of $6.50 per share.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own approximately 15.0% and our new investors would own approximately 85.0% of the total number of shares of our common stock outstanding after this offering, assuming that each of Peter J. Taggares III and Peter J Taggares IV purchase 76,924 shares of common stock through a directed share program as described in footnote (2) above.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial statements give effect to the acquisition by Taggares Agriculture Corp. (“TAG”) of the Business and Assets of SRV from Snake River Vineyards J.V. (“SRV J.V.”) in a transaction to be accounted for as a business combination and the related acquisition of land from Bubby T, which constitutes the remainder of the Business and Assets of SRV acquired, in a transaction to be accounted for as a purchase of an asset. The unaudited pro forma financial statements also give effect to the offering described in this prospectus, a portion of the proceeds of which will be used to finance the proposed acquisition of the Business and Assets of SRV. The unaudited pro forma combined balance sheet is based on the individual balance sheets of TAG and SRV J.V. appearing elsewhere in this prospectus and has been prepared to reflect the acquisition by TAG of the Business and Assets of SRV from SRV J.V. and land and related assets of Bubby T as of February 28, 2014. The unaudited pro forma combined statements of income are based on the individual statements of income of TAG and SRV J.V. appearing elsewhere in this prospectus, and combine the results of operations of TAG and SRV J.V. for the year ended November 30, 2013 and the three months ended February 28, 2014 as if the acquisition had occurred on December 1, 2012 for both unaudited pro forma combined statements of income. These unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of TAG and SRV J.V. included elsewhere in this prospectus.

As described in more detail elsewhere in this prospectus, the purchase of the Business and Assets of SRV involves a related party transaction in that SRV J.V. is owned by certain persons and entities that are affiliated with TAG. Consequently, certain of our officers, directors and stockholders, including, without limitation, Peter J. Taggares IV and Peter J. Taggares III, have a minority financial interest in the proposed acquisition by TAG of the Business and Assets of SRV.

UNAUDITED PRO FORMA
COMBINED BALANCE SHEET

	February 28, 2014
	Historical TAG	Historical SRV J.V.	Elimination of SRV J.V. Historical Balances		Bubby T Land and Related Assets Acquisition		Acquisition of Business and Assets of SRV J.V.		Offering and Related Adjustments		Pro Forma Combined
	(in thousands)
Assets
Current Assets
Cash and Cash Equivalents	$—	$39	$(39	)(1)	$(700	)(3)	$(30,031	)(4)	$41,093	(5)	$10,362
Trade Receivables	—	451	(451	)(1)	—		—		—		—
Inventory	—	2,820	(2,820	)(1)	—		864	(4)	—		864
Prepaid Expenses and Other	—	34	(34	)(1)	—		—		—		—
Deposits	133	—	—		—		(133	)(4)	—		—
Deferred Offering Costs	372	—	—		—		—		265	(6)	—
									(637	)(6)
Total Current Assets	505	3,344	(3,344)		(700)		(29,300)		40,721		11,226
Long-Term Assets
Vehicles and Equipment, net	2	138	(138	)(1)	—		1,400	(3)	—		1,402
Vineyards and Orchards, net	—	1,124	(1,124	)(1)	164	(3)	7,561	(3)	—		7,725
Buildings and Irrigation Systems, net	—	35	(35	)(1)	—		1,100 (3)		—		1,100
Land and Water Rights	—	4,505	(4,505	)(1)	536 (3)		24,639 (3)		—		25,175
Other Assets	—	99	(99	)(1)	—		—		—		—
Total Long-Term Assets	2	5,901	(5,901)		700		34,700		—		35,402
Total Assets	$507	$9,245	$(9,245)		$—		$5,400		$40,721		$46,628
Liabilities and Members’ Equity
Current Liabilities
Accounts Payable, Trade	$—	$245	$(245	)(1)	$—		$—		$—		$—
Advances from Customers on Inventory Pools	—	916	(916	)(1)	—		—		—		—
Accrued Liabilities	249	144	(144	)(1)	—		—		(249	)(5)	—
Related Party Payable	280	25	(25	)(1)	—		—		270	(5)	—
									(550	)(5)
Current Maturities of Note Payable	—	754	(754	)(1)	—		—		—		—
Total Current Liabilities	529	2,084	(2,084)		—		—		(529)		—
Long-Term Liabilities	—	—	—		—		1,836 (2)		—		1,836
Total Liabilities	529	2,084	(2,084)		—		1,836		(529)		1,836
Equity
Members' Equity	—	7,161	(7,161	)(1)	—		—		—		—
Common Stock	—	—	—		—		—		1		1
Additional Paid in Capital	—	—	—		—		3,564 (2)		41,891	(5)	44,818
									(637	)(6)
Accumulated Deficit	(22)	—	—		—		—		(5	)(5)	(27)
Total Equity	(22)	7,161	(7,161)		—		3,564		41,250		44,792
Total Liabilities and Equity	$507	$9,245	$(9,245)		$—		$5,400		$40,721		$46,628

NOTES TO UNAUDITED PRO FORMA
COMBINED BALANCE SHEET (IN THOUSANDS)

(1)	In accordance with the purchase accounting guidance in ASC 805, TAG is considered to be the accounting acquirer and SRV J.V., the accounting acquiree. The following pro forma entry eliminates the historical bases of SRV J.V.’s assets and liabilities, along with the related members' equity:

Cash and cash equivalents	$(39)
Trade receivables	(451)
Inventory	(2,820)
Prepaid expenses and other	(34)
Total current assets	(3,344)
Vehicles and equipment, net	(138)
Vineyards and orchards, net	(1,124)
Buildings, net	(35)
Land and water rights	(4,505)
Other assets	(99)
$(9,245)
Accounts payable, trade	$(245)
Advances from customers on inventory pools	(916)
Accrued liabilities	(144)
Related party payable	(25)
Current maturities of note payable	(754)
Total current liabilities	(2,084)
Members' equity	(7,161)
$(9,245)
(2)	Assumes the acquisition of the Business and Assets of SRV had been consummated on February 28, 2014 and was accounted for as a business combination in accordance with ASC 805-10. TAG is considered the accounting acquirer in this purchase transaction. Also assumes the acquisition of 141 acres of land and related assets owned by Bubby T had been consummated on February 28, 2014 and was accounted for as the acquisition of an asset in accordance with ASC 805-50.

Consideration paid to acquire the Business and Assets of SRV J.V. (including deposit of $133)	$29,300
Consideration paid to acquire the land and related assets owned by Bubby T	700
Total consideration paid in the SRV acquisition	$30,000

The fair value of assets acquired in the SRV acquisition, as determined by independent appraisals, totaled $35.4 million. Under purchase accounting, the fair value has been allocated to the acquired assets based on their fair values as set forth in the following table. Because the owners of SRV J.V. are considered a related party, as described in greater detail on page 88 of this prospectus, the excess of the fair value of the acquired assets over the cash paid to the owners of SRV J.V. and Bubby T has been reflected as a contribution of capital, net of the related deferred tax liabiilty.

Fair value of assets acquired	$35,400
Total consideration paid to SRV J.V. and Bubby T, LLC	(30,000)
Excess	5,400
Deferred federal income taxes payable resulting from the excess of fair value over total consideration paid to SRV J.V. at 34%, which consists of only 34% federal income taxes because Washington state has no corporate income taxes	(1,836)
Net equity contribution	$3,564

NOTES TO UNAUDITED PRO FORMA
COMBINED BALANCE SHEET (IN THOUSANDS) – (Continued)

(3)	The allocation of the total fair value of $35.4 million, based upon independent appraisals of fair value, for the Business and Assets of SRV J.V. and land and related assets of Bubby T, is reflected in the following table. In accordance with our valuation assessment, no amounts have been allocated to intangible assets.

	Asset Acquisition from Bubby T	Acquisition of SRV J.V.	Total Combined Fair Values of SRV and Bubby T
Land and water rights(a)	$536	$24,639	$25,175
Vineyards and orchards(a)	164	7,561	7,725
Buildings and irrigation systems(b)	—	1,100	1,100
Vehicles and equipment	—	1,400	1,400
Total fair value of acquisition	$700	$34,700	$35,400

(a)	The allocation of the purchase price of $700 for the land of Bubby T between land and water rights and orchards is based upon the overall percentage of fair value of vineyards and orchards ($7,725) divided by the total fair value attributed to land, including the vineyards and orchards ($32,900), as provided per the fair value appraisal of the land and the purchase agreement with SRV J.V.
(b)	The amount allocated to buildings and irrigation systems includes buildings, irrigation and delivery systems and equipment located on properties owned by a third-party company (in which SRV owns a minority interest, to which interest TAG will succeed upon completion of the acquisition of the Business and Assets of SRV), and arrangements related to the operation and maintenance thereof with such third party.
(4)	Total cash used to pay for SRV J.V. Business and Assets, as well as in-progress crop costs:

Acquisition price of SRV J.V. Business and Assets	$29,300
Less – Application of real estate deposit	(133)
Plus – Payment for in-progress 2014 crop costs	864
Total paid to SRV J.V. at acquisition date	$30,031
(5)	The detail of the gross and net proceeds from the initial public offering are set forth below:

Gross proceeds from the sale of 7,000,000 shares of common stock at an assumed public offering price of $6.50 per share		$45,500
Less: assumed underwriting discount and estimated offering expenses paid directly using offering proceeds (estimated total of $4.245 million, less $637,000 already paid and classified as Deferred Offering Costs, see footnote (6) below)		(3,608)
Net proceeds realized from public offering		41,892
Less repayment of related party note payable and accrued liabilities		(799)
Net cash added to balance sheet		$41,093
Use of proceeds:
Acquisition of SRV J.V. assets (net of deposit of $133)		$29,167
Acquisition of Bubby T land and related assets		700
Payment for 2014 in-progress crop costs		864
Payment of accrued liabilities incurred for offering costs		249
Repayment of note payable, including interest, owed to related party:
Principal balance as of February 28, 2014	$278
Accrued interest as of February 28, 2014	2
Estimated additional borrowings through offering date	265
Estimated additional accrued interest through offering date (offset is an increase to the accumulated deficit)	5
Total amount due to related party at offering date		550
Future replacement of equipment, building new facilities and upgrading technology	$1,000
Future re-development of portions of the acquired land	1,000
Future acquisitions and general corporate purposes	8,362
Proceeds to be utilized for general corporate purposes, future acquisitions and re-development and asset replacement strategies		10,362
Net proceeds realized from public offering		$41,892
(6)	To reflect the reclassification of deferred offering costs from a current asset to a reduction of common stock proceeds:

Deferred offering costs as of February 28, 2014	$372
Additional estimated offering costs incurred after February 28, 2014 through the date of the offering – paid using proceeds from the related party note payable	265
$637

The following pro forma statements of income have been prepared on the basis that the acquisition of the Business and Assets of SRV J.V. is considered to be a business combination, in which TAG, the accounting acquirer, will acquire a business as defined in ASC 805-10-55 and following the guidelines in Regulation S-X Article 11-01 which support TAG's position that the acquisition of the Business and Assets of SRV J.V. represents the acquisition of assets generating a revenue stream. TAG intends to continue the business operations of SRV J.V. and therefore should treat this transaction as the acquisition of a business. The acquisition of the land and related assets from Bubby T, while integral to the business combination, is considered to be the acquisition of an asset, to be accounted for following the guidance in ASC 805-50-30 and whose only revenue generation is lease payments from SRV J.V. (which leases and operates the Bubby T land) which will be eliminated in the pro forma combined statements of income as set forth below in adjustment (5).

UNAUDITED PRO FORMA
COMBINED STATEMENTS OF INCOME

	Year Ended November 30, 2013
	Historical TAG	Historical SRV J.V.	SRV J.V. Acquisition Adjustments		Depreciation on Increased TAG Asset Basis	Offering and Related Adjustments		Pro Forma Combined
	(in thousands, except per share data)
Net sales	$—	$7,678	$—		$—	$—		$7,678
Cost of sales	—	5,875	(309	)(1)	710 (2)	(43	)(5)	6,233
Gross profit	—	1,803	309		(710)	43		1,445
Selling, general and administrative expenses	—	(154)	—		—	—		(154)
Income from operations	—	1,649	309		(710)	43		1,291
Other Income (Expense)	—	(109)	108	(3)	—	—		(1)
Net Income before income taxes	—	1,540	417		(710)	43		1,290
Income tax (provision) benefit	—	—	—		—	(439	)(4)	(439)
Net income	$—	$1,540	$417		$(710)	$(396)		$851
Earnings per share:
Basic and diluted income (loss) per share								$0.18
Weighted average common shares outstanding – Basic and diluted						4,700	(6)	4,700

Footnotes for this table are located following the unaudited pro forma combined statement of income for the three months ended February 28, 2014, on the next page.

	Three Months Ended February 28, 2014
	Historical TAG	Historical SRV J.V.	SRV J.V. Acquisition Adjustments		Offering and Related Adjustments		Pro Forma Combined
	(in thousands, except per share data)
Net sales	$—	$825	$—		$—		$825
Cost of sales	—	210	—		(11	)(5)	199
Gross profit	—	615	—		11		626
Selling, general and administrative expenses	22	59	—		—		81
Income (loss) from operations	(22)	556	—		11		545
Other income (expense)	—	(9)	14	(3)	(5	)(7)	—
Net income before income taxes	(22)	547	14		6		545
Income tax provision			—		(185	)(4)	(185)
Net income	$(22)	$547	$14		$(150)		$360
Earnings per share:
Basic and diluted income (loss) per share	$(0.01)						$0.06
Weighted average common shares outstanding – Basic and diluted(8)	2,904						5,936	(6)

NOTES TO UNAUDITED PRO FORMA
COMBINED STATEMENTS OF INCOME (IN THOUSANDS)

(1)	Reflects the elimination of SRV's historical depreciation for the year ended November 30, 2013.
(2)	Reflects depreciation based on the fair value of the acquired SRV assets as set forth below:

Depreciable assets:	Total Cost	Estimated Life	Year ended November 30, 2013
Equipment	$1,400	10 years	$140
Vineyards and orchards	7,725	15 years	515
Buildings and irrigation systems(a)	1,100	20 years	55
Total depreciable assets	$10,225		$710

(a)	As further discussed on page 7 under the heading “SRV Water Rights,” the amount allocated to buildings and irrigation systems includes buildings, irrigation and delivery systems and equipment located on properties owned by a third-party company (in which SRV owns a minority interest, to which interest TAG will succeed upon completion of the acquisition of the Business and Assets of SRV), and arrangements related to the operation and maintenance thereof with such third party.

The value assigned to the acquired land and water rights of $25,175 is not being depreciated or amortized. No depreciation adjustment is being recorded to the pro forma statement of income for the three months ended February 28, 2014 because the majority of such amounts would be capitalized to inventory costs on the balance sheet, and would therefore have no impact on the income statement until the related crops are sold.

(3)	Reflects the elimination of interest expense related to the SRV note payable not assumed in the acquisition by TAG as set forth below:

	Three months ended February 28, 2014	Year ended November 30, 2013
Interest expense on note payable	$14	$108
(4)	Represents income tax expense, calculated at an assumed statutory tax rate of 34%, which consists of only 34% federal income taxes because Washington state has no corporate income taxes.
(5)	Reflects the elimination of lease payments paid to Bubby T as follows:

	Three months ended February 28, 2014	Year ended November 30, 2013
Lease payments to Bubby T included in cost of goods sold	$11	$43

NOTES TO UNAUDITED PRO FORMA
COMBINED STATEMENTS OF INCOME (IN THOUSANDS) – (Continued)

(6)	Reflects the incremental shares of common stock, the effect of which are reflected in the pro forma statements of income as set forth below, at an estimated price per share of $6.50 (dollars and shares not in thousands):

For the year ended November 30, 2013:	Net Proceeds	Equivalent Shares at $6.50
Cash paid to acquire the revenue-generating assets of SRV J.V.	$29,300,000	4,507,692
Cash paid to acquire the revenue-generating assets of Bubby T	700,000	107,692
Cash used in repayment of debt owed to related party	550,000	84,615
Equivalent shares outstanding for the year ended November 30, 2013		4,699,999

For the three months ended February 28, 2014:	Net Proceeds	Equivalent Shares at $6.50
Shares outstanding, post-reverse split and post-redemption		1,236,188
Cash paid to acquire the revenue-generating assets of SRV J.V.	$29,300,000	4,507,692
Cash paid to acquire the revenue-generating assets of Bubby T	700,000	107,692
Cash used in repayment of debt owed to related party	550,000	84,615
Equivalent shares outstanding for the three month period ended February 28, 2014		5,936,187
(7)	Represents estimated interest accrued on the note payable to T3 Ag between March 1, 2014 and offering date.
(8)	The total shares of common stock outstanding after the offering will be as follows:

Outstanding common shares, post-reverse split and post-redemption	1,236,188
Shares of common stock sold in this offering	7,000,000
Total shares outstanding	8,236,188

We based the pro forma information on available information and assumptions that management believes are reasonable and that reflect the effects of these transactions. We provide the pro forma information for informational purposes only, and this information should not be construed to be indicative of our financial position or results of operations had these transactions been completed on the dates assumed. This information does not represent a projection or forecast of our financial position or results of operations for future dates or periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among others, those listed under “Forward-Looking Statements” and “Risk Factors” and those included elsewhere in this prospectus.

Introduction

We were incorporated in January 2014 for the purpose of acquiring the Business and Assets of Snake River Vineyards, including real property of approximately 3,200 acres on the Snake River near Burbank, Washington (“SRV”). Prior to the completion of this offering, SRV was owned by Snake River Vineyards, a Washington joint venture (“SRV J.V.”) and Bubby T, LLC, a Washington limited liability company. Immediately following the completion of this offering, we will acquire substantially all of the Business and Assets of SRV, and we will operate our business under the name Taggares Agriculture Corp. As such, the discussion and analysis of financial condition and results of operations in this section will be based on the financial statements of SRV J.V.

As described in more detail elsewhere in this prospectus, the purchase of the business and assets of SRV involves a related party transaction in that SRV is owned by certain persons and entities that are affiliated with Taggares Agriculture Corp. Consequently, certain of our officers, directors and stockholders, including, without limitation, Peter J. Taggares IV and Peter J. Taggares III, have a minority financial interest in the proposed acquisition by Taggares Agriculture Corp. of the Business and Assets of SRV.

Overview

SRV is in the business of producing concord grapes and several apple varieties, and selling them to a processing company and apple packing companies in Washington State. The SRV business has been operated for almost 35 years as a joint venture between a number of entities related to the Taggares Family. SRV and its business has been relatively consistent for many years: (i) SRV grows concord grapes and apples; (ii) SRV sells all of its concord grapes to Tree Top, Inc. (“Tree Top”), which processes them for use in consumer products; and (iii) SRV sells all of its apples through apple packing companies, or “packing sheds,” many of which been SRV’s packing sheds for many years, which pack the apples for distribution and sell them to retailers, processing companies, and export companies. With the exception of only two years, fiscal 2005 and 2011, with respect to which SRV received crop insurance payouts that offset net losses in those years, SRV has been profitable every year for the past 13 years. Historically, the owners of SRV focused on maximizing the cash returns from the business and chose not to invest significantly to expand or improve their operations. These owners intentionally elected to maintain the same scale of operations rather than making capital contributions to diversify crop varieties or enhance crop yield and profits, or engaging in new, potentially value-enhancing sales activities and strategic alliances. Instead, the business relied largely on crop results and existing customer relationships.

Our management team plans to make significant changes to SRV’s business and investments to enhance stockholder value. We are raising capital in this offering in order both to grow the existing SRV business and to expand through acquisitions. We intend to capitalize on the Taggares name, reputation and long-standing relationships in the farming community and to leverage our experience and access to capital to identify attractive acquisition and leasing opportunities before such opportunities are listed by a selling agent. In addition, we intend to re-develop portions of the SRV land to enhance yield optimization, improve SRV’s infrastructure, enter into strategic partnerships, produce more profitable fruit and crop varieties, and extend the breadth and depth of our product offerings, such as new high-density apple varieties, cherries, and wine grapes. Although we believe a real opportunity exists to materially expand our business without substantially overhauling our operations, we could nevertheless encounter unforeseen problems. These could include, by way of example, a change in market preferences for the apple varieties we grow. Our land could also experience severe weather, insects, disease and drought, which is always a distinct possibility in the farming business. We could also fail to implement, or accurately anticipate the impact of, our acquisition efforts and our re-development plans, and not see a material increase in revenue after we acquire new properties and re-develop portions of our land. We expect to incur substantial additional expenses during the 2014 Fiscal Year (as defined below) and the following five fiscal years as we engage in strategic acquisitions consistent with our business plans, re-develop portions of our land to grow new crop varieties, hire new employees, enhance yield optimization, improve our infrastructure and engage in strategic partnerships. We intend to finance our acquisition strategy through a combination of the proceeds from this offering, re-investment of earnings (except to the extent that our board of directors determines to use a portion of such earnings to pay dividends to our stockholders, which would only occur, if at all (a) after we recognize revenue from our 2014 apple crop, which we expect to be in the third or fourth quarter of 2015 in accordance with our revenue recognition policy for apples and (b) if the payment of such dividends would not adversely impact the execution of our acquisition and re-development strategies), and by traditional debt financing from banks and other financial lending institutions, such as a line of credit to be established following the closing of the offering. Specifically, we intend to utilize $30.0 million of the proceeds from this offering to purchase the Business and Assets of SRV. In addition, we are currently in discussions with a financial institution with significant agribusiness lending experience regarding a $15.0 million line of credit for future acquisitions, which we expect to formalize after the closing of the offering. Moreover, we anticipate that we will use approximately $7.4 million of the proceeds from this offering for future acquisitions and, for the near term, we intend to re-invest any earnings that we generate to support our acquisition strategy, except to the extent such earnings are used to pay dividends as described above. Finally, we plan to incur additional long-term debt from banks and other financial lending institutions as needed in order to help fund our future acquisitions.

We estimate that we will utilize approximately $1.0 million of the proceeds from this offering for the re-development of portions of the land acquired from SRV to cultivate new apple varieties, including purchasing new apple plants, and for infrastructure improvements, such as installing trellising posts. In addition, we intend to use approximately $1.0 million of the proceeds from this offering to replace old equipment and infrastructure, build new facilities and upgrade to newer growing and harvesting technology over the next two years.

The SRV business is seasonal, with sales concentrated exclusively in the months of August to November when SRV’s employees pick and distribute its fruit to its customers. SRV’s costs associated with its grape business are concentrated in the months of December through May, during which time SRV employees prune, trim and fertilize its grape vines, and in the months of September through November, during which SRV hires seasonal labor to harvest the grapes and deliver them to Tree Top, SRV’s costs associated with its apple business are concentrated in the months of August through November, during which time SRV hires large numbers of seasonal employees to pick apples for delivery to its packing shed customers.

The supply and demand for grapes and apples, and consequently our revenue and margins, will be difficult to project. SRV has a market-rate long-term contract with Tree Top that provides some predictability into anticipated demand and selling cost for the grapes that we will produce, which will be our primary product in the near-term. Nevertheless, yields are subject to agriculture risk, such as weather, insects and crop disease. Additionally, depending upon market prices for apples and grapes, the availability of water, the natural cycle of the related plants and the market prices for alternative crops, our revenue and margins will be subject to wide variation from season to season.

SRV’s grape business is exclusively dependent upon its sales to Tree Top, and the price paid by Tree Top for SRV’s grapes is based on the average local market price as determined by two large producers in the area, The J.M. Smucker Company and affiliated entities and Milne Fruit Products, Inc. and affiliated entities, subject to a minimum and a maximum price in accordance with SRV’s contract with Tree Top. We will assume all rights and responsibilities under SRV’s current agreement with Tree Top, and other suppliers and vendors, in connection with our acquisition of the Business and Assets of SRV as part of this offering.

Historically, all of SRV’s sales of apples were made through packing sheds located in Washington and marketed and sold further to retailers, processing companies and export companies that determine the market price for the apples that SRV sells. Going forward, we expect to enter into a long-term agreement with

Valicoff Fruit Company, Inc. to be our exclusive packing shed partner, based on the non-binding letter of intent which is included as an exhibit to this prospectus. The price SRV is paid for its apples will be determined by supply and demand in the local market, which is subject to significant cycles of over-supply and under-supply. Consequently, although SRV is subject to the volatility of local markets, the breadth of our market and the quality niche of SRV’s apples have resulted in relatively stable demand. However, the supply of apples in the marketplace is subject to substantial swings.

We anticipate higher fruit yields in fiscal 2014, beginning December 1, 2013 (the “2014 Fiscal Year”) as compared to fiscal 2013, beginning December 1, 2012 (the “2013 Fiscal Year”). This prediction is based on the fact that we have not yet experienced a freeze in winter 2013 or 2014 to impact our 2014 harvest, and the fact that the 2014 crop is not an “alternate bearing” crop year. Higher concord grape yield in 2014 Fiscal Year will result in higher net sales from concord grapes in that same year; higher apple yield in 2014 Fiscal Year will result in higher net sales from apples in the following fiscal year, based on our revenue recognition policies. The outlook for fruit yields in fiscal 2015 and future years is difficult to predict given the variability in year-over-year results resulting from weather, disease, insects and the other uncertainties described elsewhere in this prospectus. We also plan to re-develop portions of our land to produce newer high-density apple varieties which we anticipate will minimize the risks associated the market for any specific apple variety.

Information Presented

Financial information in this prospectus consists of:

•	Balance Sheets of SRV J.V. as of November 30, 2013 and November 30, 2012, and February 28, 2014;
•	Statements of Income of SRV J.V. for the fiscal years ended November 30, 2013 and November 30, 2012 and the three months ended February 28, 2014 and February 28, 2013;
•	Statements of Members’ Equity of SRV J.V. for the fiscal years ended November 30, 2013 and November 30, 2012 and the three months ended February 28, 2014;
•	Statements of Cash Flows of SRV J.V. for the fiscal years ended November 30, 2013 and November 30, 2012 and the three months ended February 28, 2014 and February 28, 2013;
•	Balance Sheet of Taggares Agriculture Corp. as of February 28, 2014;
•	Statement of Income of Taggares Agriculture Corp. for the period from inception to February 28, 2014;
•	Statement of Stockholders’ Deficit of Taggares Agriculture Corp. for the period from inception to February 28, 2014;
•	Statement of Cash Flows of Taggares Agriculture Corp. for the period from inception to February 28, 2014; and
•	Notes to the foregoing financial statements.

Our business was operated as Snake River Vineyards beginning in 1979. On November 25, 2013, SRV J.V. and Bubby T entered into agreements with T3 Ag Investments, LLC, a Washington limited liability company (“T3 Ag”), our affiliate, for the purchase of the real property, certain personal property, business operations, water and other rights related to the real property of SRV J.V. and Bubby T (the “Business and Assets”) by T3 Ag, which purchase is contingent upon, and will occur immediately following the completion of this offering.

Taggares Agriculture Corp. was incorporated in Delaware on January 10, 2014 for the purposes of succeeding to the rights of T3 Ag under the purchase agreements with SRV J.V. and Bubby T, and acquiring the Business and Assets of SRV in connection with the completion of this offering. T3 Ag has assigned to us all of T3 Ag’s rights under the purchase agreements with SRV J.V. and Bubby T in exchange for shares of common stock of Taggares Agriculture Corp.

Despite the legal consequences intended by the purchase agreement and its amendments, which provide for the purchase of certain specific assets of SRV J.V. and Bubby T, the accounting rules applicable to the agreement mandate that the purchase will be accounted for as a business combination using the acquisition method of recording all assets acquired at their respective fair market values. Specifically, the transaction is treated as a business combination for accounting purposes because we are acquiring the business operations associated with the assets to be acquired from SRV J.V. and Bubby T, and we intend to continue such business operations following the closing of the acquisition.

The historical financial information contained in this prospectus has been derived from the financial statements of SRV J.V., which is taxed as a partnership. As such, all tax effects of income or loss of SRV J.V. are passed through to its members individually and these financial statements include no income tax expense or benefit for SRV J.V. The pro forma financial statements of Taggares Agriculture Corp. include a provision for federal income tax, since Taggares Agriculture Corp. is a taxable corporation for federal income tax purposes.

The financial statements of SRV J.V. presented in this prospectus reflect the fact that SRV J.V. leases and jointly operates the 141 acres of agricultural land owned by Bubby T with the land and other assets of SRV J.V. that are included in the Business and Assets of SRV. As such, any reference in this prospectus to the financial statements of SRV or SRV J.V. includes the financial statements of SRV J.V. with respect to the farming operations on the land owned by Bubby T that is being acquired by Taggares Agriculture Corp. immediately following the closing of this offering.

Both because immediately following the completion of this offering we will have acquired all or substantially all of our business and assets from a third party, and because we are entering a new growth mode that we have not historically pursued, we do not believe that our historical financial results are indicative of future results.

Results of Operations

The following discussion and analysis of our results of operations compares the results of operations of SRV J.V. for the fiscal year ended November 30, 2013 compared to the results of operations of for the fiscal year ended November 30, 2012 and for the three months ended February 28, 2014 compared to February 28, 2013. Due to the seasonality of our business and our arrangements with our customers, our results of operations in any given year relates to the harvest of our fruit from the prior year. For example, our 2013 results of operations relates to our 2012 harvest.

Comparison of Years Ended November 30, 2013 and 2012

Net Sales

SRV J.V.’s total revenues were $7.7 million and $9.9 million in the years ended November 30, 2013 and 2012, respectively. Fiscal 2012 benefited from the receipt of a crop insurance claim of $2.0 million which resulted from a vineyard freeze in 2010 which impacted the 2011 harvest. Excluding the positive impact of the crop insurance proceeds, 2013 revenues were lower than 2012 revenues by $0.2 million, or 2.5%, making the two years’ net sales comparable.

Cost of Sales

SRV J.V.’s cost of product sales increased by $1.1 million to $5.9 million in the year ended November 30, 2013 compared to the year ended November 30, 2012. The increase in cost of product sales was attributable to a larger apple crop in 2012, requiring additional labor, which was realized as revenue and related cost of product sales in 2013. The 2012 harvest (to which our 2013 apple revenues are related), produced 32,000 bins of apples, as compared to 17,000 in the 2011 harvest (to which our 2012 apple revenues are related). In addition, the 2011 apple crop was lower due to the fact that not only was 2011 an “alternate bearing” crop year, but also a freeze occurred in November 2010, reducing yields in 2011.

Selling, General and Administrative expenses

SRV J.V.’s selling, general and administrative (“SG&A”) expenses decreased by $12,264 to $153,589 in the year ended November 30, 2013 compared to the year ended November 30, 2012. This decrease was attributable to lower expenses for liability insurance and accounting fees. We expect an increase in legal, accounting, investor relations and consulting SG&A expenses, associated with operations as a reporting public company. In line with the expanded scope of our operations, we also anticipate a modest increase in the number of personnel that we employ over time.

Interest Expense, Net

Interest expense decreased by $76,850 to $108,017 in the year ended November 30, 2013 compared to the year ended November 30, 2012. This decrease was primarily due to the reduction in principal loan amounts outstanding in Fiscal 2013 as compared to Fiscal 2012.

Net Income

Net income decreased from $4.8 million in the year ended November 30, 2012 to $1.5 million in the year ended November 30, 2013. This decrease is largely attributable to the decrease in net sales and increase in product cost of sales, as described above.

Comparison of Three Month Periods Ended February 28, 2014 and 2013

Net Sales

SRV J.V.’s total revenues were $825,199 and $531,815 in the three months ended February 28, 2014 and 2013, respectively. The increase in net sales in 2014 was due primarily to the late closure of 2012 apple pools in late calendar 2013, and the subsequent collection in the three months ended February 28, 2014 of more apple revenue from the 2012 crop than was collected in the three months ended February 28, 2013 from the 2011 crop. The apple yields in the 2012 crop were significantly higher than the 2011 crop.

Cost of Sales

SRV J.V.’s cost of product sales were $209,667 anf $140,537, respectively, in the three months ended February 28, 2014 and 2013. This increase in 2014 as compared to the 2013 quarterly period is the result of a higher crop yield in 2012, which were mostly recognized into sales and cost of sales in fiscal 2013, but there was late closure of certain pools, which resulted in revenue and cost of sales recognized into early fiscal 2014.

Selling, General and Administrative expenses

SG&A expenses increased only slightly to $58,680 in the three months ended February 28, 2014 compared to $52,580 in the three months ended February 28, 2013. This increase was attributable to a general increase in administrative utilities and services.

Interest Expense, Net

Interest expense decreased by $19,545 to $13,946 in the three months ended February 28, 2014 compared to three months ended February 28, 2013. This decrease was primarily due to the reduction in principal loan amounts outstanding in Fiscal 2014 as compared to Fiscal 2013.

Net Income

Net income increased from $301,696 in three months ended February 28, 2013 to $547,376 in the three months ended February 28, 2014. This increase is largely attributable to an increase in the collection of apple proceeds from the previous two crop years and an overall larger crop yield in 2012 that in 2011, which had trailing pools that closed in early fiscal 2014 and 2013, respectively.

Liquidity and Capital Resources

SRV J.V.’s working capital and working capital requirements fluctuate from quarter to quarter depending on the phase of the growing and sales cycle that falls during a particular quarter. SRV J.V.’s need for cash is highest in the third and fourth fiscal quarters (August through November) because its labor costs are highest during the harvest season. The concord grape harvest occurs during the fourth fiscal quarter (September through November). The apple harvest occurs during the end of the third and fourth fiscal quarters (August through November). Therefore, the value of unsold fruit is the highest in the fourth quarter(s), as are SRV J.V.’s labor costs. But SRV J.V. also generates the greatest amount of cash during the dormant season in the first quarter, when SRV J.V. receives the largest portion of payments for its concord grape sales. SRV J.V. also recognizes almost all of its apple revenues in the third and fourth quarter of the year following the year in which each apple crop was harvested and delivered to the packing sheds. SRV J.V.’s recognition of apple revenue coincides with when the apples are delivered to the purchasers and payment for such deliveries is received. Due to the concentration of sales to Tree Top, SRV J.V.’s sole concord grape customer, representing approximately 34% of sales in the 2013 Fiscal Year, SRV J.V.’s month-to-month and quarter-to-quarter sales and associated cash receipts are highly dependent upon the timing of deliveries to and payments from Tree Top, which typically occur in the fourth and following first fiscal quarters. The concentration of sales has also resulted in a concentration of credit. At November 30, 2013, this customer accounted for 99% of SRV J.V.’s trade receivables. However, SRV J.V. has a long-standing relationship of over seven years with this customer, and we believe that all of SRV J.V.’s outstanding accounts receivable balances from Tree Top are fully collectible. SRV J.V. has continuously monitored and evaluated its credit policies with all of its customers based on historical collection experience, current economic and market conditions and a review of the current status of the respective trade accounts receivable balance. SRV’s relationships with its customers do not include a right of return.

SRV J.V.’s principal working capital components include cash, trade receivables, inventory, prepaid expense and other current assets, accounts payable, accrued liabilities, advances from customers on inventory pools, and current maturities of notes payable. For most of its history, SRV J.V. generated sufficient operating cash flow throughout the year to fund its operations and to distribute surplus annually to the owners of SRV J.V.

We currently plan to re-invest our earnings for use in accordance with our acquisition and re-development strategies as discussed elsewhere in this prospectus. However, we may consider paying cash dividends after we recognize revenue from our 2014 apple crop, which we expect to be in the third or fourth quarter of 2015 in accordance with our revenue recognition policy for apples. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition (including our liquidity and cash resources), contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. In particular, our board of directors would only determine to use a portion of our earnings to pay cash dividends if the payment of such dividends would not adversely impact the execution of our acquisition and re-development strategies, after taking into account the factors mentioned above.

Summary of Cash Flows

The following table shows a summary of SRV J.V.’s cash flows for the fiscal years ended November 30, 2013 and 2012, and the three months ended February 28, 2014 and 2013:

	Fiscal Year Ended November 30,		Three Months Ended February 28, (unaudited)
	2013	2012	2014	2013
Net cash flows provided by operating activities	$2,730,888	$2,739,706	$1,254,094	$3,601,717
Purchases of property, buildings and equipment	(63,071)	(99,513)	—	(48,028)
Net cash used by financing activities	(2,700,288)	(2,589,136)	(1,248,687)	(3,558,741)
Net increase (decrease) in cash and cash equivalents	(32,471)	51,057	5,407	(5,052)
Cash and cash equivalents, beginning of period	66,192	15,135	33,721	66,192
Cash and cash equivalents, end of period	$33,721	$66,192	$39,128	$61,140
Supplemental disclosure of cash flow information – interest paid	$140,338	$215,481	$41,153	$79,735

At June 5, 2014, we had minimal cash on hand as we have been funding our pre-operating period through funds borrowed from T3 Ag. As of June 5, 2014, we had borrowed approximately $550,000 which will be repaid to T3 Ag and includes interest at a rate of 4% per annum as soon as practicable following completion of this offering out of the proceeds of this offering. We believe that the net proceeds of this offering, together with cash flows from operations will be sufficient to meet our working capital requirements for the next 12 months.

Operating activities create sources and uses of cash in the following ways:

•	An increase in accounts receivable balances from one period to the next will result in a reported use of cash, as the Company has recorded a receivable for which it does not immediately receive cash for operating purposes; the converse is also true, a decrease in accounts receivable balances from one period to the next will result in a reported source of cash for the Company, as receivable balances are collected and operating cash becomes available through this receipt of funds by the Company. The timing of receipt of funds from customers is highly impactful to cash balances in any given period.
•	Increases in inventory balances from one period to the next result in a reported use of cash, as the Company has either recorded a payable or has expended cash to increase such inventories, which it will not recoup until such inventories are sold to customers; the opposite is also true in that decreases in inventory balances from one period to the next result in a reported source of cash, as presumably the Company has sold such inventory which has caused the decrease in balance, and cash has been received from customer(s) as a result of this release of inventory. As the Company builds its unharvested crop inventory over the course of the year, it expends cash to do so, representing a use of cash, which is not relieved until the Company’s customers, the apple packing sheds, start to settle inventory pools for which the Company is paid, usually in the following fiscal year. The Company’s operating cash is highly sensitive to the timing and size of inventory balances reported on the Company’s balance sheet in any given period.
•	Increases in accounts payable and accrued expense balances from one period to the next result in a reported source of cash, as the Company has incurred expenses for which it has not paid, thereby preserving its cash as those balances increase. The opposite is also true, in that as the Company’s accounts payable and accrued expense balances decrease from one period to the next, this means that the Company has expended its operating cash in order to pay down such balances, therefore creating a use of operating cash in doing so.
•	Finally, the Company’s net income or loss in any given period impacts its operating cash in either a positive way, via net income, or in a negative way, via net loss. When comparing cash provided or used during two comparative periods, net income will significantly impact cash in that comparison, depending on the income statement activity in each period being compared, which is largely driven by revenue recognized in any given period. The Company’s operating cash varies significantly period over period, depending on revenue recognized from the prior year’s apple inventory pools. This revenue is also significantly impacted by the timing, if any, of receipt of insurance proceeds, as those funds are generally recognized into revenue upon receipt, since amounts may not be reasonably determinable prior to receipt of insurance proceeds.

Operating Activities — Comparison of Years Ended November 30, 2013 and 2012

During the fiscal year ended November 30, 2012, SRV J.V.’s operating activities provided $2.7 million in cash, mainly as a result of the generation of $4.8 million of net income, which was offset by an increase in net trade receivables of $1.7 million and an increase in inventories of $0.9 million. In the fiscal year ended November 30, 2013, SRV J.V.’s operating activities provided $2.7 million in cash, as a result of the generation of $1.5 million of net income supplemented by a $0.8 million decrease in net trade receivables and a $0.8 million decrease in inventories, offset by a $0.5 million decrease in the liability balance for advances from customers on inventory pools.

Operating Activities — Comparison of the three month periods ended February 28, 2014 and 2013

During the three months ended February 28, 2014, SRV J.V.’s operating activities provided $1.3 million in cash, as compared to $3.6 million that was provided by operating activities during the three months ended February 28, 2013. This decrease was mainly the result of a large decrease in trade receivables in the three month period ended February 28, 2013, as a result of the receipt of insurance proceeds in that period. Also, there was a large increase in advances from customers on inventory pools in that same period due to the timing of the apple deliveries to the packing sheds.

Due to the seasonality of SRV J.V.’s business, SRV J.V.’s accounts payable balances are at their highest levels in the third and fourth quarters of the fiscal year, and SRV J.V. is paid by its customers mainly in the first and fourth quarters of the fiscal year. We do not see any recoverability issues with respect to our inventory, and inventory obsolescence is not a material concern.

SRV J.V. has long-standing relationships with its customers and has never had to write off any receivables due from them. To the best of our knowledge, there is no company-related issue that might delay payment, nor are there any negative issues impacting SRV J.V.’s relationships with its customers. Moreover, we believe that all of SRV J.V.’s outstanding accounts receivable balances are fully collectible. SRV J.V.’s relationship with its customers is strong, and following the completion of this offering we intend to continue to do a significant amount of business with such customers.

Investing Activities

SRV J.V.’s primary investing activities during the year ended November 30, 2013 consisted of $63,071 as a result of additions of certain new farm equipment. SRV J.V.’s investing activities during the year ended November 30, 2012 totaled $99,513, also for the purchase of various pieces of farming equipment.

Similarly, SRV J.V.’s only investing activities during the three months ended February 28, 2014 and 2013 consisted of $0 and $48,028, respectively, spent on the purchase of various pieces of equipment.

Financing Activities

During the year ended November 30, 2013, SRV J.V.’s financing activities consisted primarily of payment on long-term debt of $1.4 million and distributions to SRV J.V.’s members of $1.3 million. During the year ended November 30, 2012, SRV’s financing activities consisted of payment on long-term debt of $1.3 million and distributions to SRV J.V.’s members of $1.4 million.

During the three months ended February 28, 2014, SRV J.V.’s financing activities consisted primarily of payment on long-term debt of $734,000 and distributions to SRV J.V.’s members, net of contributions, of $514,000. During the three months ended February 28, 2013, SRV J.V.’s financing activities again consisted primarily of payment on long-term debt of $696,000 and distributions to SRV J.V.’s members, net of contributions, of $3.0 million.

Interest Rate Fluctuation Risk

We do not have any long-term borrowings.

Inflation Risk

We do not believe that inflation has had a material effect on SRV J.V.’s business, financial condition or results of operations. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Off Balance Sheet Arrangements

SRV J.V. did not have any off-balance sheet arrangements.

Capital Resources and Requirements

Our future liquidity and capital requirements will be influenced by numerous factors, including:

•	the costs of re-developing portions of our land to grow new fruit varieties;
•	the extent and timing of future land acquisitions;
•	the extent and duration of future operating income;
•	the level and timing of future sales and expenditures;
•	working capital required to support our growth;
•	investment capital for renewing plant and equipment;
•	competition; and
•	market developments.

SRV J.V.’s grape and apple revenue and associated fixed and variable operating expenses, as well as operating expenses, have historically been relatively stable, and we expect this trend to continue. Our new focus on farm acquisition and re-development is expected to increase sales volume over time, which, in turn, we anticipate will result in increasing revenue. Historically, the available labor force has been stable due to the farming proximity to the Tri-Cities and the large pool of migrant laborers attracted to the large agriculture industry in the Tri-Cities area. Many of SRV J.V.’s laborers have worked for SRV J.V. for over a decade. SRV J.V.’s major customers in Washington State have been stable and productive for over 10 years. SRV J.V. has crop insurance to compensate for years where crop yield is low due to weather, insects or disease. Therefore, while the market price for grapes and apples may fluctuate year to year, SRV J.V. is generally able to maintain a profitable margin between our costs and selling prices.

Certain of SRV J.V.’s equipment, buildings, irrigation pipe and trellis infrastructure is out-dated. We expect to use approximately $1.0 million of the proceeds from this offering over the next two years to replace old equipment and infrastructure, build new facilities and upgrade to newer growing and harvesting technology. We may need to make additional capital expenditures to update our equipment and infrastructure in the future. Over the next five years, our plans to acquire other properties consistent with our business plans, and our plans for the re-development of portions of the SRV land will require substantial capital investment in the future. We expect to use approximately $7.4 million of the proceeds from this offering in addition to debt to help finance the acquisition of new properties consistent with our business plans over the next five years, and approximately $1.0 million of the proceeds from this offering to re-develop portions of the SRV land over the next five years.

Jumpstart Our Business Startups Act of 2012

We are an emerging growth company within the meaning of the rules under the Securities Act, and we will utilize certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. For example, we will not have to provide an auditor’s attestation report on our internal controls in future annual reports on Form 10-K as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. The JOBS Act also permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by issuers. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Significant Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we re-evaluate all of our estimates, including those related to the area of accounts receivable, growing and harvest costs, long-lived assets including property, plant and equipment, and commitments and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the ongoing recording of revenue and expenses. Actual results may materially differ from these estimates under different assumptions or conditions as additional information becomes available in future periods.

We believe the following are the more significant judgments and estimates used in preparation of our financial statements:

Accounts receivable — We grant credit in the course of our operations to Tree Top and do not require collateral. We provide allowances on our receivables as necessary based on accounts receivable aging and other factors. We do not record balances in receivables until the revenue recognition rules, described below, are accomplished.

We only record crop insurance revenue once the amount is known and collectability is certain, which generally is when the actual insurance check is received, which means that a receivable for crop insurance is not normally even part of the recognition process for insurance proceeds.

Growing and harvest costs — Growing costs consist of orchard maintenance costs such as cultivation, fertilization and soil amendments, pest control, pruning and irrigation. Harvest costs are comprised of labor and equipment expenses incurred to harvest and deliver crops to Tree Top and the packing sheds. Most costs, including amortization of capitalized growing costs, and harvest costs are associated with and charged to specific crop types, either grapes or apples. Certain other costs, such as property taxes, insurance, indirect labor including farm supervision and management and irrigation that benefit multiple crops are allocated to crops on a per acre basis.

Long-lived assets — We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset my not be recoverable. If the estimated undiscounted future cash flows from the use of an asset are less than the carrying value of that asset, a write-down is recorded to reduce the carrying value of the asset to its fair value. Assets held for sale, such as harvested and unharvested crop costs, are carried at the lower of cost or fair value less estimated cost to sell.

Critical Accounting Policies

The accounting policies and the use of accounting estimates are set forth in the footnotes to the audited financial statements.

In preparing our financial statements, we must select and apply various accounting policies. Our most significant policies are described in Note 1 —  Nature of Operations and Summary of Significant Accounting Policies set forth in the notes to the audited financial statements.

We believe the following represent our critical accounting policies.

Revenue Recognition Policy

Revenue and related costs are recognized in the statements of income when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred and title has transferred, (iii) selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Grapes — Revenue from the sale of grapes to third parties is recorded when title is passed, the price is fixed and determinable and collectability is reasonably assured, which is typically when the grapes are delivered to SRV J.V.’s customer, Tree Top. SRV J.V. sold substantially all of its grape production to one customer during the years ended November 30, 2013 and 2012. In 2007, SRV J.V. entered into a contractual agreement with the one customer to sell the entire grape yield produced by SRV J.V. each crop year for five consecutive years starting with crop year 2007. The second contract term ended on December 31, 2013, and a third contract term has been extended and will expire on December 31, 2018.

Revenue from the sale of grapes is not based on estimates, but is recorded only when the price for the product is known. Variations in revenue for fruit from year to year are the result of growing and harvesting conditions, quality and quantity of fruit delivered and market prices for the product.

Apples — SRV J.V.’s arrangements for sales of its apples with its packing sheds are such that SRV is the producer and supplier of the apples and the packing sheds are SRV J.V.’s customers for accounting purposes. Further marketing and sales efforts for SRV J.V.’s apples are performed by marketing and sales companies contracted by the packing sheds, or in some cases, performed in-house by the packing sheds. SRV J.V.’s apples can be held in climate-controlled storage for up to 12 months until they are sold. The sales price for the apples delivered to the packing sheds is determined based on the volume, size, variety and grade of the apples delivered, and the average price for all apples of similar size, variety and grade pooled together in what are known as “inventory pools” managed by each packing shed, less the packing sheds’ charges to pack and market the apples. SRV J.V. bears inventory risk and retains certain pricing power until the product is packed, marketed and the inventory pools are sold to the purchasers. The inventory pools for each packing shed consist of apples from between 10 to 30 other apple growers, whose apple inventories are stored separately within each packing shed. Revenue is recognized upon settlement of the inventory pool, which is when title for the apples has transferred to the purchasers and the selling price is fixed and determinable. For almost all of SRV J.V.’s apples, settlement of the inventory pools occurs in the third and fourth quarters of the year subsequent to delivery of the apples to the packing sheds. Revenue from the sale of apples is not based on estimates, but is recorded only when inventory pools have settled, and the selling price and volume at that price is certain. Variations in revenue for fruit from year to year are the result of growing and harvesting conditions, quality and quantity of fruit delivered and market prices for the product.

The packing shed charges are recorded as a reduction of revenue based on the application of specific authoritative revenue recognition guidance entitled “Vendor’s Income Statement Characterization of Consideration Given to a Customer.” The identifiable benefit SRV J.V. receives from the packing sheds for packing and marketing services cannot be sufficiently separated from the sales of SRV J.V.’s apples facilitated by the packing sheds. In addition, SRV J.V. is not able to reasonably estimate the fair value of the benefit received from the packing sheds for such services and as such, these costs are characterized as a reduction of revenue in SRV J.V.’s statement of income.

Crop Insurance — Revenue from crop insurance proceeds is recorded when the amount of and the right to receive the payment can be reasonably determined. Because revenue from crop insurance is not recorded until the amount of and the right to receive the payment can be reasonably determined, revenue from crop insurance will generally be recorded in a period other than the period in which the loss arose. This may create variations in total revenue from year to year.

Inventories

Unharvested crop inventory — Costs of growing crops are accumulated until the time of harvest and are reported as inventory at the lower of cost or market value. Crop growing costs include labor, seed, fertilizer, water supply, equipment and other expenses directly related to growing crops. These costs are allocated over the quantity of fruit produced, as the fruit is sold. Fruit production will vary from year to year based on growing and harvesting conditions and therefore the gross margin on fruit will vary year to year.

Harvested crop inventory — Harvested crop inventory includes costs accumulated during the growing phase plus harvesting costs and are stated at the lower of these costs or the estimated net realizable value. Fruit delivered to packing sheds is included in SRV J.V.’s inventory until such time as title to the fruit has passed to the purchasers and the sales price is fixed or determinable. The sales price is fixed once inventory pools that include SRV J.V.’s fruit are sold to the purchasers. These costs are allocated over the quantity of fruit produced, as the fruit is sold. Fruit production will vary from year to year based on growing and harvesting conditions and therefore the gross margin on fruit will vary year to year.

Recently Adopted and Recently Enacted Accounting Pronouncements

None.

BUSINESS

Introduction

Taggares Agriculture Corp. was formed in January 2014 to leverage the well-established Taggares family name and farming expertise to acquire, re-develop and operate profitable farmland in the Pacific Northwest (the region encompassing Washington, Oregon and Idaho). Our primary focus is on acquiring farmland with the necessary characteristics to grow differentiated permanent crops that are profitable to our business such as tree fruit (e.g. apples), stone fruit (e.g. cherries, nectarines and pears) and grapes (e.g. concord and wine grapes). These characteristics include an established permanent crop, secure water rights, re-development potential, large contiguous area, existing operations and consistent yields. In addition, capitalizing on the extensive experience of our management, consultants and advisors, we intend to use value-enhancing farming techniques to increase the yield of our crops, such as advanced pruning and thinning techniques, frost prevention such as ponds and wind machines, and other infrastructure improvements. Further, we plan to establish partnerships to improve our economies of scale, such as those with Valicoff Fruit Company, Inc. (“Valicoff”), the apple packing shed that we expect will pack, store, distribute, market and sell our apples.

Our acquisition strategy will commence immediately after this offering, but will continue over the next two to five years and, as discussed below, will require us to obtain additional financing, accurately identify attractive property, compete effectively with other potential buyers of farmland and successfully integrate and operate these new properties. Although we anticipate launching our re-development strategy upon completion of our initial acquisition, we will not realize certain benefits of these efforts for up to two to five years, if at all, and such improvements may require us to incur debt in the future. Notwithstanding these potential obstacles, we believe that we possess the following advantages that will help us successfully execute on our acquisition and re-development strategies.

Existing Operations.  We were founded in January 2014 and we currently have no revenue-generating business operations. However, we have already taken numerous steps to position Taggares Agriculture Corp. for future growth, including negotiating the contractual right to acquire the real property, certain personal property, business operations, water and other rights related to the real property (the “Business and Assets”) of Snake River Vineyards (“SRV”), an apple and grape farm located on the Snake River in Burbank, Washington that encompasses a total of approximately 3,200 acres. In addition, we have entered into new strategic partnerships, including a five-year contract with Tree Top, Inc. (“Tree Top”) with market-rate pricing terms; negotiated a non-binding letter of intent to enter into a three-year packing agreement with Valicoff that includes a per-bin handling rebate and otherwise market-rate pricing terms; developed detailed farm acquisition and re-development strategies as described in this prospectus; and established a high-quality management team and board of directors with significant experience and expertise in real estate, investing and agriculture.

Dedicated and Experienced Management Team.  Our an established team of managers, directors and outside advisors are committed to our business and the creation of long-term value for our stockholders. Our President and Chief Executive Officer is Peter “Pete” Taggares IV, a fourth-generation member of the Taggares family which has been farming in the Pacific Northwest since the 1920s and has a well-established name with a deep history among farmers and members of the Pacific Northwest agriculture community. Pete Taggares IV’s grandfather, Peter J. Taggares II, established a unique branding strategy in the Pacific Northwest by painting all of his farm infrastructure white, from the buildings to the electrical poles, across his portfolio of farm holdings which at one time included over 40,000 aggregate acres of farmland in the Pacific Northwest. Pete Taggares IV will be supported by Peter J. Taggares III, his father and the current Vice President and co-owner of The P.J. Taggares Company and SRV.

We currently anticipate that in connection with this offering, Peter J. Taggares III and Peter J. Taggares IV will re-invest approximately $500,000 each of their proceeds from the sale of the Business and Assets of SRV for shares of our common stock, through a directed share program, or 76,924 shares of common stock each, at an assumed public offering price of $6.50 per share. These purchase amounts constitute approximately 20% and 100% of the proceeds we expect Peter J. Taggares III and Peter J. Taggares IV, respectively, to receive following the sale of the Business and Assets of SRV. All of such shares of common stock will be subject to a lock-up agreement restricting the sale of such shares for six months from the date of this prospectus.

Significant Pacific Northwest Opportunity.  We believe we have a significant opportunity in the Pacific Northwest to acquire and improve farmland matching our acquisition criteria. We anticipate an increase in the supply of Pacific Northwest cropland available to be acquired or leased over the next several years. In 2007, in the Pacific Northwest, there were 47,425 farms in operation, of which approximately 88.2%, or 41,844 farms, were family-owned and approximately 57.0%, or 27,052 farms, were primarily operated by individuals over 55 years of age. Further, of the 2,204,792 farms in the United States as of 2007, approximately 94.0% were family-owned. In addition, the fastest growing group of farm operators in the United States is those 65 years and older. We believe this data strongly indicates the fragmented nature of the agriculture industry in general and the aging demographics of farm owners in the Pacific Northwest specifically. Based on this data and our experience, we believe that a large number of farms in the Pacific Northwest are currently or will soon become available to be acquired or leased over the next several years.

Attractive Initial Acquisition.  As noted above, we intend to use a substantial portion of the proceeds of this offering to acquire the Business and Assets of SRV immediately following the closing of this offering for a purchase price of $30 million. SRV has been owned and operated for almost 35 years by various members of the Taggares family and thus the purchase of the Business and Assets of SRV constitutes a related party transaction. The purchase and sale agreements for the Business and Assets of SRV have already been negotiated and executed by the parties. The SRV farm is a prime example of a property that meets or exceeds all of our acquisition criteria. For example, SRV has a contiguous area of approximately 3,200 acres, secure water rights to pump water directly from the Snake River, established farming operations that have lasted over 30 years, consistent yields, and established tree fruit plantings with high potential for re-development into more diverse and higher-profit fruit.

Extensive Re-Development Plans.  Following our acquisition of SRV, we plan to re-develop approximately 1,000 acres of SRV’s land over the next five years to grow more diverse and higher-profit permanent crop varieties such as new high-density apple varieties, wine grapes and cherries. We believe this strategy will enable us to maximize our profits and diversify crop risk. Our forecasts show that our apple profits could be increased by replacing some of our lower-profit concord grape vines and apple trees with high-density apple trees that grow high-profit apple varieties, or by re-grafting some of our older apple trees with new, higher-profit apple varieties such as Honeycrisps, Pink Lady or Buckeye Gala. “High-density” apple plantings involve planting specialized apple trees at closer intervals in the orchard rows, which brings trees into production faster, reduces labor cost, time and materials, and permits greater yield per acre. In addition, diversifying our crops will reduce the impact to our business of the potential weather-related and market risks associated with any one type of crop we grow.

Unique Buyer Characteristics.  Upon completion of this offering, we believe we will be well-positioned to offer to potential sellers of farmland a unique value proposition. We believe that at present, prospective buyers of cropland fall into two broad categories. One is the typical owner-operator who acquires cropland to farm it themselves, including several existing local farms and companies in the Pacific Northwest who have made similar acquisitions in the past. The other is the institutional buyer, such as Hancock Agricultural Investment Group (HAIG), that acquires cropland to build portfolios of properties generally operated by third parties. Typical owner-operators tend to have the farming expertise to farm the land they acquire, but unlike institutional buyers, tend to have limited financial resources and access to capital. Institutional buyers, on the other hand, have greater financial resources and access to capital but tend not to have the desire and experience necessary to operate the farm properties they acquire. Given that we possess the farming expertise to effectively operate the cropland we acquire and, following this offering, expect to have increased financial resources and access to capital, we plan on combining the advantages of both of these types of buyers and establish our company as a unique buyer of cropland in the marketplace.

As noted above, we were formed in January 2014 for the purpose of consummating this offering and acquiring the Business and Assets of SRV immediately following the closing of this offering. As such, except as otherwise indicated, the discussion of our business and operations contained in this section assumes that this offering has occurred and we have acquired the Business and Assets of SRV.

Trends in the Global Apple Industry

According to the 2012 World Apple Review, as of 2011, total global apple production was about 75.2 million metric tons, approximately 46.5% of which, or 35.0 million metric tons, was produced in the People’s Republic of China, which is currently the world’s largest apple market. The United States is the world’s second largest producer of apples at approximately 4.2 million metric tons, approximately 71% of which was produced in Washington State. Poland, Turkey and Italy rank third, fourth and fifth, respectively. Approximately one out of every four fresh apples grown in the United States is exported and fresh apple exports from the 2011 U.S. apple crop totaled a record 44.0 million bushels, with a record value $987.1 million. In 2011, the People’s Republic of China imported roughly 78,000 metric tons of apples, which represents more than a 100% increase from the amount imported in 2003. This shows that domestic demand for fresh apples in China has grown faster than total production. In addition, the estimated per capita consumption of fresh apples rose 147.5% from the period between 1991-1993 to 2000-2002 and 45.9% over the period between 2000-2002 and 2009-2011. We believe this rise in consumption has been stimulated by the rise of a more affluent middle class and the spread of modern retailing that has made items like fresh apples available in good condition year round. Further, the Chinese domestic apple market is heavily reliant on a single variety of apple, Fuji. We believe these trends indicate that as the People’s Republic of China imports more apples to match increasing domestic demand for greater quantities and different varieties of apples, there is an increasing opportunity for U.S.-based apple growers to market and sell apples in China. As an illustration of this opportunity, an increase by only 10% of Chinese fresh apple demand would constitute approximately 3.5 million metric tons, which is equivalent to approximately 83% of the amount of the entire U.S. apple production in 2011. We also believe this trend is beginning in other developing countries, such as India, and will create long-term global demand for high-quality fresh apples.

Washington Apple Industry

In the fertile valleys and plateaus of Washington’s Columbia Basin, growers tend orchards that produce some of the world’s best apples. More than 175,000 acres of apple orchards are nestled in the eastern foothills of the Cascade Mountains at elevations from 500 to 3,000 feet above sea level. The orchards are irrigated with plentiful and cool mountain water. The area first became known to American pioneers at the turn of the 19th century and by 1826, early settlers had discovered that the area’s rich lava-ash soil and plentiful sunshine created perfect conditions for growing apples. The arid climate also meant fewer insect and disease problems providing a smooth finish on the apples. Noting the health and vigor of apple trees planted along stream banks, pioneers developed irrigation systems and by 1889 commercial orchards were established. Most apple-growing districts in Washington State are still located along the banks of major rivers, including the Snake River. In 2012, approximately 71% of apples grown in the United States were produced in Washington State.

The average size of an orchard is about 50 acres, but some cover as many as 3,000 acres and employ 300 or more workers year-round. An estimated 35,000 to 45,000 pickers are employed during the peak of harvest. Washington State growers successfully harvest a wide variety of apples including Red and Golden Delicious, Granny Smith, Braeburn, Jonagold, Fuji, Gala and many others. Orchardists continually strive to improve growing methods to produce apples that are crisper, juicier, more flavorful and keep better in storage.

Apples of all varieties can be sold either as fresh, or whole, apples, which are cleaned and sold as-is to consumers, or as processed apples, which are used as canned, frozen, dried or sliced apples, or which are processed and turned into apple concentrate, apple sauce or apple juice. In 2011, approximately 67% of the total number of apples produced in the United States were sold as fresh apples, and the remainder were sold as processed apples. In 2011, the commercial fresh and processed apple market constituted approximately $2.4 billion and $341 million in value, respectively. These values constitute an increase of 17% and 19% in the market for fresh and processed apples, respectively.

Developments in the Apple Industry

Apple trees are generally not grown on their own roots but, instead, are propagated by taking vegetative buds from a young shoot (the “scion”) of the desired variety and grafting those buds onto another tree branch, small sapling or “rootstock.” A rootstock is the part of a tree that becomes the root system of a budded tree. Most orchards today are propagated from “clonal” rootstocks; in other words, they are budded onto rootstocks that are genetically identical offshoots or clones of a mother rootstock type with certain desirable characteristics such as disease resistance, tolerance of winter cold, seasonal flooding and summer droughts, or reducing tree size. Clonal propagation ensures that the important traits of each rootstock will make the resulting orchard more manageable and productive. Ideally, a new rootstock must grow for approximately two years before it is ready for budding.

“High-density” apple plantings involve planting specialized apples trees called “dwarf trees” at closer intervals in the orchard rows, which brings trees into production faster, reduces labor cost, time and materials, and permits greater yield per acre. For example, a farmer may be able to plan 1,000 high-density apple trees per acre, as compared to 200 trees per acre for conventional spacing free-standing apple trees. Specifically, to improve harvest efficiency in the picking operation and to increase yield per acre, dwarf to semi-dwarf trees are planted at close intervals in the rows. This process, which is referred to as “high-density” planting, provides a continuous tree wall of bearing surface to be sprayed and picked, thus reducing ladder work and other labor, therefore saving time and materials. In addition, dwarf trees do not take as long to bear fruit and therefore, these new plantings provide orchardists with a faster return on investment by allowing growers to respond more rapidly to the changing consumer demand for new varieties.

Concord Grape Industry

The concord grape variety traces its origins to Concord, Massachusetts in the late 1840s, where it was first produced by hybridizing different local native species. Concord grapes became favorable because of their early ripening characteristics, which help them survive harmful northern frosts, and their rich, full-bodied flavor. Concord grapes quickly spread worldwide in popularity, and in 2012 the concord grape variety constituted over 85% of all grape varieties used in the processed grape industry. Approximately 303,110 tons of concord grapes are produced in the United States, and approximately 55% of all concord grapes grown domestically were produced in Washington State, or approximately 167,000 tons. The supply of concord grapes produced in the United States has declined in recent years, from 372,990 tons in 2010 and 417,000 tons in 2011 to 303,110 tons in 2012, due to farmers switching to higher profit per parcel crops like apples, wine grapes and hops.

There are three major buyers of concord grapes in the United States, Tree Top, Inc. (“Tree Top”), The J.M. Smucker Company (“Smucker”) and Milne Fruit Products, Inc. (“Milne”). We believe that the need of these major customers to procure supply for their fruit processing operations will encourage price stability for the future, as they engage into long-term contracts containing minimum price guarantees with suppliers.

Concord grapes are used primarily for grape juice and grape jellies, which are made primarily from processed grape concentrate, a process by which water is removed from the raw grape juice. Concord grapes can also be pasteurized and stored as single strength juice, or made into jelly by heating and adding fruit pectin and sweeteners. Major purchasers of concord grapes include companies like Tree Top, Smucker and Milne. Concord grapes are generally not used to produce wine, and only in limited markets are whole concord grapes available for purchase, and then only around harvest time in autumn.

The SRV produces approximately 20,000 tons of concord grapes annually, which constitutes approximately 7% of the annual United States concord grape production in 2012 (303,110 tons) and approximately 12% of the annual concord grape production in Washington State in 2012 (167,000 tons). While the concord grape industry has experienced a decline in recent years, we believe that due to SRV’s comparatively large market share and strong relationship with its sole customer, Tree Top, our concord grape business will continue to be profitable in the long-term future.

Competitive Strengths

Strategic Partnerships

We believe that our family name, reputation and long-standing relationships in the Pacific Northwest farming community will enable us to enter into strategic partnerships, including joint ventures, distribution agreements and sales and marketing contracts, that will benefit our business. These strategic partnerships will be designed to reduce market risk, create synergies, provide opportunities to reduce costs and improve our profitability. In addition, we may in the future form joint ventures with growers who are experts in a particular crop variety or farming condition, such as wine grapes, or with buyer partners who specialize in the sales and marketing of a particular crop variety.

Proprietary Dealflow

We will leverage our network of family relationships, advisors, board members, agriculture land brokers, and financial institutions in the Pacific Northwest to identify desirable acquisition and leasing opportunities in advance of other prospective buyers and before such opportunities are listed by a selling agent. Similarly, we believe that our experience and expertise will help us recognize farms that have attractive prices and present profitable farming opportunities. In addition, as discussed below, the Taggares name is well known in the Pacific Northwest farming community, which helps us to get introductions to local farmers who may be considering a sale of their farms in the future. Further, following this offering we will have access to the public capital markets which provides options for financing farm acquisitions that may not be available to other prospective buyers. Finally, we believe there may be tax and other advantages to using shares of our publicly-traded stock as consideration for farm acquisitions. We believe there are very few other companies or families in the Pacific Northwest farming community who share these features of our business.

Farming Capability

We have extensive experience and knowledge in managing and operating agricultural farmland. Our farm manager for SRV, Jose Contreras, has more than thirty years of experience managing farm operations and has managed over 70 full-time workers and an additional 300 part time workers during harvest. Mr. Contreras has extensive experience with cropland re-development: he is responsible for the re-planting each year of an average of 340 acres of concord grapes, has planted over 300 acres of new apples over the past 30 years and has improved the irrigation infrastructure for new fruit varieties. Peter Taggares III, a management advisor and non-voting board observer, was a Vice President and co-owner of P. J. Taggares Company between 1991 and 2013, where he oversaw farming operations at Snake River Vineyards. Two of our other advisors, A.J. Ochoa and Jason Schlagel, have extensive experience in managing and operating row crops and tree fruit properties, respectively. In addition, we expect Valicoff and Tree Top will provide farm consulting for apples and grapes, respectively.

Family Name

The Taggares family has a well-established name with a deep history among farmers and members of the agriculture industry in the Pacific Northwest. Pete Taggares I, who immigrated from Greece in the 1920s, settled in Prosser, Washington on a small piece of land and began many successful businesses. His son, Pete Taggares II, bought a small farm in Othello, Washington that he grew to over 4,000 acres with the expansion of the Columbia Basin Irrigation Project. Pete Taggares II established Washington State’s first french fry plant and one of the nation’s largest, Chef Reddy, in the 1960s. In 1971, Pete Taggares II purchased a 3,200 acre parcel of land in Burbank, Washington, which became Snake River Vineyards and one of the world’s largest vineyards. In 1974, he joined J.R. Simplot to develop Sim Tag Farms, a 30,000 acre farm in Boardman, Oregon. By then, the Taggares name had become a brand recognizable to most in the Pacific Northwest farming community. Pete Taggares III, a star University of Washington football player, entered the family business at age 24, eventually taking over operations as Vice President and co-owner of P.J. Taggares Company and Snake River Vineyards.

Differentiation

We intend to acquire properties and operate them ourselves or enter into long-term leasing arrangements with other growers to operate their farms. We believe that competition for acquisitions will come from other owner-operators as well as investment funds who are seeking to acquire properties in the Pacific Northwest. Some of these prospective buyers are significantly larger than we are and have substantially greater financial and other resources at their disposal, including, for example, institutional investors like HAIG that manage investments in row and permanent cropland throughout the United States and the world. However, while HAIG and other companies may be better capitalized than we are, we believe that competing buyers do not have our established family relationships and reputation. Additionally, we believe many have different acquisition strategies and lack our operational expertise. We have observed that these competing buyers tend to avoid farms that have old infrastructure or any other land that requires more time and farm expertise to operate. In addition, many of these competing buyers tend to buy properties and lease them back to sellers or other operators who actually run the farming operations. Based on our experience in this market and in this region, we believe we will also compete with several other local farms and companies in the Pacific Northwest who have made similar acquisitions in the past. Such competing buyers may have similar reputations, relationships and experience as us, but do not have the same access to capital and other resources to enable them to complete acquisitions and scale their operations. Therefore, since we have the expertise and experience to operate under many challenging farming conditions, as well as access to a range of capital sources, including through this offering and from banks and other financial lending institutions, we believe that we will be well positioned to identify and complete acquisitions as compared with other prospective purchasers.

Acquisition Opportunity and Strategy

As noted above, the Taggares family has been farming in the Pacific Northwest since the 1920s and has a well-established name with a deep history among farmers and members of the agriculture community. Our acquisition strategy is to capitalize on the Taggares name, reputation and long-standing relationships in the farming community and to leverage our experience and access to capital to identify attractive acquisition and leasing opportunities, including, but not limited to, those opportunities that can be identified before such opportunities are listed by a selling agent and known by our other prospective buyers. We believe that these relationships and expertise are a key aspect of our strategic advantage in the Pacific Northwest. Following our acquisition of the Business and Assets of SRV, we plan to acquire other properties with secure water rights in the Pacific Northwest to farm permanent crops (such as tree fruit). In addition, we intend to enter into long-term leasing and other contractual arrangements to diversify and scale rapidly into other profitable crop varieties. While we intend to exercise our contractual right purchase the Business and Assets of SRV immediately following the closing of this offering, we expect to complete other strategic acquisitions in the next two to five years.

While our acquisition strategy involves the consideration of acquisition prospects that we think will help grow our business, we may not be successful in identifying appropriate acquisition candidates, consummating acquisitions on satisfactory terms or in a timely manner, or integrating any newly acquired or expanded business with our current operations. Moreover, future acquisitions entail numerous risks, including diversion of management’s attention to other business concerns, risks of entering markets in which we have limited prior experience, including the growth and distribution of new crop varieties, and the potential loss of key employees of acquired organizations.

We intend to finance our acquisition strategy through a combination of the proceeds from this offering, re-investment of earnings (except to the extent that the board of directors determines to use a portion of such earnings to pay dividends to our stockholders, which would only occur, if at all (a) after we recognize revenue from our 2014 apple crop, which we expect to be in the third or fourth quarter of 2015 in accordance with our revenue recognition policy for apples and (b) if the payment of such dividends would not adversely impact the execution of our acquisition and re-development strategies), and by traditional debt financing from banks and other financial lending institutions, such as a line of credit to be established following the closing of the offering. Specifically, we intend to utilize $30.0 million of the proceeds from this offering to purchase the Business and Assets of SRV. In addition, we are currently in discussions with a financial institution regarding a $15.0 million line of credit for future acquisitions, which we expect to formalize after the closing of the offering. Moreover, we anticipate that we will utilize approximately $7.4 million of the proceeds from this offering for future acquisitions and, for the near term, we intend to re-invest any earnings that we generate to support our acquisition and re-development strategies (ask described below), except to the extent such earnings are used to pay dividends as described above. Finally, we plan to incur additional long-term debt from banks and other financial lending institutions as needed in order to help fund our future acquisitions.

As described above, we will require additional financing in the form of a line of credit and a bank loan to fund our acquisition strategy. Such additional financing may not be available to us on commercially reasonable terms or at all. If we cannot raise additional funds on acceptable terms, we may not be able to develop or enhance our business, take advantage of future opportunities or acquisitions, and our ability to conduct our business may be adversely affected. Moreover, if we incur additional debt, our costs of debt service and the risks associated with our business could increase.

Farm Re-Development Strategy and Opportunity

Historically, the owners of SRV focused on maximizing the cash returns from the business and chose not to invest significantly to expand or improve their operations. These owners intentionally elected to maintain the same scale of operations rather than making capital contributions to diversify crop varieties or enhance crop yield and profits, or engaging in new, potentially value-enhancing sales activities and strategic alliances. Instead, the business relied largely on crop results and existing customer relationships. As part of our business strategy, we intend to re-develop portions of the SRV property.

Our re-development strategy centers on crop yield optimization, infrastructure improvements and entering into strategic partnerships. With respect to crop yield optimization, we plan to use a part of the proceeds from this offering to re-develop approximately 1,000 acres of the SRV property over the next five years to diversify into additional crop varieties, such as new high-density apple varieties, wine grapes and cherries to maximize our profits and diversity crop risk. For example, we believe our apple profits could be increased by replacing some of our lower-profit apple trees with high-density apple trees that grow high-profit apple varieties, or re-grafting some of our older apple trees with new, higher-profit apple varieties. In order to replace our grape vines and lower-profit apples, we expect to cultivate new plantings of higher-profit apple varieties by budding scions onto newly acquired “mature” rootstock (i.e., rootstock that is at least two years old). There may not be a sufficient supply of “mature” rootstock available to us on commercially reasonable terms or at all. If we are unable to acquire mature rootstock for these new plantings, we anticipate purchasing new rootstock and allowing it to grow for at least two years until it is sufficiently mature and suitable for budding.

As noted above, we intend to increase our use of “high-density” apple trees in order to enable us increase operational efficiencies and to respond more rapidly to changing consumer demand and to capitalize on higher-profit apple varieties. “High-density” apple plantings involve planting specialized apple trees at closer intervals in the orchard rows, which brings trees into production faster, reduces labor cost, time and materials, and permits greater yield per acre. For example, a farmer may be able to plant 1,000 high-density apple trees per acre, as compared to 200 trees per acre for conventional spacing free-standing apple trees. Examples of higher-profit apple varieties currently include Honeycrisps, Pink Lady and Buckeye Gala. However, the popularity and profitability of any apple variety depends on a number of factors, including consumer demand, economic and weather conditions, worldwide supply of such varieties and other factors that are outside of our control. While we intend to monitor these factors and incorporate strategies that will help enable us to react quickly to changing consumer preferences, any failure to accurately predict consumer preferences and to match our sales to the demand of our customers would adversely impact our business.

With the proceeds of this offering, we intend to enhance the SRV property through the use of pruning techniques, frost prevention and other infrastructure improvements to enhance the yield of fruit we are able to produce. We believe our farm management techniques will also give our farm managers the flexibility to take steps to increase yield in response to changing conditions. We also intend to enter into strategic partnerships, including joint ventures with growers or buyers, distribution agreements and sales and marketing contracts (such as those with Valicoff). These arrangements are designed to enhance the profitability of the farm and help reduce market risk. For example, our agreement with our packing shed will give us a rebate per apple bin packed and provides us with greater control over when our apples are sold to market.

We intend to use $1.0 million of the proceeds of this offering to finance our near-term re-development plans, and we will require additional funds in the future to complete our long-term re-development plans. We intend to finance our long-term re-development strategy primarily through the re-investment of earnings over the next five years (except to the extent that our board of directors determines to use a portion of such earnings to pay dividends to our stockholders, which would only occur, if at all (a) after we recognize revenue from our 2014 apple crop, which we expect to be in the third or fourth quarter of 2015 in accordance with our revenue recognition policy for apples and (b) if the payment of such dividends would not adversely impact the execution of our acquisition and re-development strategies), and we may consider seeking traditional debt financing from banks and other financial lending institutions in the future.

In summary, our re-development strategy is to maximize profit per acre and diversify into multiple crop varieties to reduce weather and market risk. Our re-development plan will involve the following:

•	re-grafting of existing apple trees to grow different high-profit apple varieties;
•	new plantings of new high-density apple trees that grow high-profit apple varieties, wine grapes and cherries;
•	infrastructure improvements to reduce weather risk profile, such as building retention ponds and wind machines for frost control;
•	enhancing crop yield optimization by adding additional labor for pruning and thinning of plants; and
•	improving crop yield and quality by engaging consultants and advisors, including orchardists, scientists, tree fruit experts and packing shed advisors to advise us on a range of issues, including fertilization, pruning, thinning, watering and picking techniques; pest and disease management; crop varieties and consumer preferences; and post-harvest handling, packing and shipping procedures.

Based on fiscal 2013 and 2012 results of operations, SRV generated net income per acre of $645 and $2,006, respectively, for concord grapes and $3,516 and $10,934, respectively, for its existing apple varieties. We currently estimate that re-grafted apples will require approximately two years, new apple varieties will require approximately five years, wine grapes will require approximately three years, and cherries will require approximately three years before they are in full production, respectively. Once we are able to sell new apple and fruit varieties, we project we will be able to generate greater net income per acre from new apple and fruit varieties than with our current concord grape and apple varieties.

We estimate that we will utilize approximately $1.0 million of the proceeds from this offering for the re-development of portions of the land acquired from SRV to cultivate new apple varieties, including purchasing new apple plants, and for plant infrastructure improvements, such as installing trellising posts.

Current Products

SRV currently grows concord grapes and apples of many varieties, of the types and on approximate acreage as set forth in the following table. SRV’s concord grapes are sold in the processed fruit market, exclusively to Tree Top.

There are only three major buyers of concord grapes in the United States, Tree Top, Smucker and Milne. SRV sells all of its grapes to Tree Top under a long-term contract with a requirement that Tree Top buy all of SRV’s grapes and minimum and maximum pricing terms, which we believe are typical of other concord grape supply agreements in the market. We believe this arrangement promotes pricing stability and reduces market risk but may also prevent SRV from selling the grapes for a higher price should market prices exceed the maximum pricing terms under the agreement. Almost all of SRV’s apples are sold in the fresh fruit market through Sage Marketing, a subcontractor of Valicoff, to many customers domestically and around the world.

Variety of Fruit	Approx. Acreage
Concord grape	2,400
Fuji apple	261
Gala apple	41
Golden Delicious apple	51
Braeburn apple	31
Pink Lady apple	27
Red Chief apple	14
Cameo apple	10
Scarlet apple	3

As a small company, we will have very little pricing power. Generally, the local market determines the price for grapes and apples based on supply and demand, and the purchasers of our products based on an average of the local market price. However, because of the minimum and maximum pricing terms under our contract with Tree Top, Inc. and our ability to control when our apples are sold to market, we have some visibility into the pricing for our products. See “Sales and Marketing” on page 64 of this prospectus for more information.

Growing, Picking and Distribution

Grapes

The production process for SRV’s concord grapes is straightforward: the concord grapes are grown on vines located on approximately 2,400 acres of land on the SRV property. In the first and second fiscal quarters of each year (December through May), SRV prunes, thins and fertilizes its grape vines with the goal of enhancing crop yield. In the fourth fiscal quarter of each year (September through November), SRV harvests the grapes with the use of mechanical vehicles. The picked grapes are immediately placed into containers and loaded onto trucks for delivery to the processing facility of SRV’s concord grape customer, Tree Top. The grapes are picked and distributed to Tree Top within hours. Consistent with industry standard practices, SRV bears risk of loss for the grapes until they are delivered to Tree Top’s processing facility and unloaded. In fiscal 2010, 2011 and 2012, SRV’s 2,400 acres of concord grapes yielded approximately 17,000, 2,500 and 15,000 tons, respectively, or a yield per acre of approximately 7.42, 1.05 and 6.18, respectively. We attribute the reduction in yield in 2011 and 2012 to a freeze that occurred in November 2010.

Of the approximately 2,400 acres located on the SRV property dedicated to concord grapes, 111 of them have been certified by the Washington State Department of Agriculture as organic in accordance with Title 7 CFR Part 205 of the National Organic Program and the rules and regulations promulgated thereunder by the US Department of Agriculture.

Apples

Similarly, the production process for SRV’s apple varieties is simple: the apples are grown on trees located on approximately 440 acres of land on the SRV property. In January through July of each year, SRV prunes, fertilizes and maintains its apple trees to maximize crop yield. In August through November of each year, SRV picks the apples with the use of manual labor. SRV’s packing sheds supply apple crates, called bins, which they place throughout the apple orchards in each row. SRV’s pickers pick the apples and place them into the bins. When full, the bins are placed onto flatbed trucks with the use of forklifts. The trucks then transport the apple bins to the packing sheds, which are located from 25 to 150 miles away. The apples are picked and distributed to the packing sheds within hours. Even though the trucks are owned by the packing sheds, consistent with industry standard practices, SRV bears risk of loss for the apples until they are finally delivered to the purchaser to which the packing shed sells the apples. In fiscal 2010, 2011 and 2012, our approximately 460 acres of apples yielded approximately 21,000, 17,000, and 32,000 bins, respectively, or a yield per acre of approximately 45.2, 38.0 and 70.6, respectively. We attribute the reduction in yield in 2011 to a frost that occurred in November 2010 and the fact that the 2011 crop was an “alternate bearing” crop year.

“Alternate bearing” refers to the tendency of an entire tree to produce a greater than average crop one year, and a lower than average crop the following year. This phenomenon is common in many perennial trees and shrubs, including apple trees. In recent years, 2011 was an “alternate bearing” crop year for SRV’s apple crop, in which SRV experienced a lower than average apple crop yield. As part of our re-development strategy, we plan to purchase new apple rootstock in part to grow apple trees that may avoid this alternate bearing phenomenon. However, we cannot guarantee that we will successful in avoiding the alternate bearing phenomenon in our new apple trees, the success of which is dependent on factors largely outside of our control.

Sales and Marketing

SRV sells our grapes exclusively to Tree Top, and SRV has entered into a long-term contract, which was recently renegotiated and now extends until December 2018 and contains volume, pricing and other related terms. As such, we do not anticipate that this relationship will change for the foreseeable future. SRV sells its apples to one or more apple packing sheds, with whom SRV has done business for many years. After this offering, we intend to enter into a long-term contract with Valicoff Fruit Company, Inc. to promote stability in our apple pricing, based on a non-binding letter of intent which is included as an exhibit to this prospectus. We do not engage in any sales or marketing activities outside of our existing arrangements with Tree Top or the packing shed. However, Valicoff uses a subcontractor, Sage Marketing, that we expect will engage in sales and marketing activities on our behalf after we deliver our apples to Valicoff. We expect that under our contract with Valicoff, we will have increased ability to control the timing of and volume of our apple sales to the market. As such, although we rely on the sales and marketing efforts of Sage Marketing to obtain the best price for the apples we sell to them, we have some control over when they proceed with these efforts.

SRV’s agreement with Tree Top provides that SRV sells all of the concord grapes it produces to Tree Top at the average of the market price, which is determined based on the local market price for concord grapes, which we believe is typical of other concord grape supply agreements in the market. Two large companies in Eastern Washington, The J.M. Smucker Company, and affiliated entities, and Milne Fruit Products, Inc., and affiliated entities, effectively set the market price for concord grapes based on their production capability and purchasing power. The market price for concord grapes is determined in September of every year, and Tree Top pays an amount equal to the average competitive posted cash field price per ton times the number of tons delivered to Tree Top, subject to minimum and maximum prices in accordance with our contract with Tree Top. 50% is paid at delivery, and the balance is paid incrementally every two weeks thereafter, with the remainder payable on or before January 31st of every year.

Following this offering, we expect to enter into a long-term agreement with Valicoff that will provide that we sell all of the apples we produce to Valicoff, and Valicoff will receive, store, pack, market, sell and deliver our apples to the fresh apple market. This agreement will be based on the non-binding letter of intent we have received from Valicoff, which is included as an exhibit to this prospectus. Under our prospective agreement with Valicoff, we will expect to receive from Valicoff a rebate of up to $35.00 per bin of packed fruit produced, prorated accordingly depending on the number of packed cartons per bin. The $35.00 per bin rebate assumes that each bin contains 18 packed cartons; if any bin contains less than 18 packed cartons, the rebate will be reduced by $1.95 for each carton under 18. We will be eligible to participate in this rebate program only if we deliver a certain minimum number of bins to Valicoff for packing each year. As mentioned above, Valicoff uses Sage Marketing as a subcontractor for the sales and marketing activities it performs on our behalf.

Crop Insurance

The current U.S. farm bill, the Agricultural Act of 2014 (the “Farm Bill”), provides a crop insurance system that offers a safety net for farm operators in the event that primary crop prices decline below profitable levels. In general, crop insurance under the Farm Bill operates as follows. A crop insurance contract is entered into between insured farmers and their insurance providers. Either party has the right to cancel or terminate the contract at the end of each crop year. Unless the contract is canceled, it is normally automatically renewed the next year. Under the contract, the insured farmer agrees to insure all the eligible acreage of a crop planted in a particular county. This choice is made county by county and crop by crop. All eligible acreage must be insured to reduce the potential for adverse selection against the insurance provider. Adverse selection generally exists whenever the insured person has better knowledge of the relative riskiness of a particular situation than the insurance provider does. The insurance provider agrees to indemnify (that is, to protect) the insured farmer against losses that occur during the crop year. In most cases, the insurance covers loss of yield exceeding a deductible amount. Losses must be due to unavoidable perils beyond the farmer's control. Over the last few years, products that combine yield and price coverage have been introduced. These products cover loss in value due to a change in market price during the insurance period, in addition to the perils covered by the standard loss of yield coverage. Crop insurance policies also typically indemnify the insured person for other adverse events, such as the inability to plant or excessive loss of quality due to adverse weather. The nature and scope of this “helper” coverage vary depending on the crop. This is because of the differences in the individual natures of crops.

The crop insurance carried by Snake River Vineyards insures its grape and apple crops against adverse events like weather, disease and insects, and is extended to SRV pursuant to the Farm Bill. If in any year either of our apple or grape crops experience a qualified adverse event, we file a claim with our insurance company and the insurance company pays us an amount equal to 100% of the established price of the crop times a certain percentage of the average yield for such crop in prior years. In previous years, SRV’s crop insurance has covered 70% of the average yield for concord grapes, and 65% of the average yield for apples. In recent years, SRV has filed crop insurance claims due to frost and freezes in fiscal 2013 and fiscal 2011, respectively, in the amounts of $600,000 and $1,965,244, respectively.

The process of making a claim for crop insurance under our current coverage is as follows. SRV must initiate a claim within 72 hours of the discovery of damage, and the actual adjustment of the claim does not begin until after the “end of insurance.” The end of insurance occurs upon the earlier to occur of the completion of harvest of the crop, the calendar date provided in special provisions in the insurance policy (October for grapes, November for apples), or the destruction of the crop. The insurance company then has

60 days to adjust the claim, or file for an extension for finalization. After the claim is finalized, if the amount of the claim is over $250,000, the claim goes through an audit process, the timeline for which depends in part on how quickly SRV provides the requested information to the insurance company. Typically for claims that SRV has made in recent years, claims have been finalized and paid in January or February of the year following the year in which the claim was made.

To the extent the crop insurance portion of the Farm Bill does not cover claims we may have in the future, we may need to obtain crop insurance on the private insurance market. We expect that private crop insurance will be more expensive than crop insurance under the Farm Bill.

Research and Development

SRV’s historical research and development programs concentrate on sustaining and improving the productivity of its farms, enhancing the yield of the fruit we produce and developing better distributions processes. Agricultural research is directed toward sustaining and improving crop yields and crop quality by examining and improving agricultural practices in all phases of production (such as the development of specifically adapted crop varieties, land preparation, fertilization, pest and disease control, post-harvest handling, packing and shipping procedures), and includes on-site technical review, working with packing sheds to quantify costs and the implementation and monitoring of recommended agricultural practices. Research efforts are also directed towards integrated pest management. The aggregate amounts SRV spent on research and development in each of the last two years have been insignificant in both of of such years.

Backlog

SRV does not produce its products against a backlog of orders. SRV manages its production and stock levels based on crop yields, and SRV sells nearly 100% of its yield every harvest season. We believe that backlog information is not material to understanding our overall business and should not be considered a reliable indicator of our ability to achieve any particular level of revenue or financial performance.

Seasonality

The sale of grapes and apples is affected by the seasonal nature of grape and apple production. SRV’s sales occur exclusively in the third and fourth fiscal quarters. SRV recognizes grape revenue exclusively in the fourth fiscal quarter. SRV recognizes almost all of its apple revenue in the third and fourth quarter of the year following the year in which each apple crop was harvested and delivered to our packing sheds. SRV’s recognition of apple revenue coincides with when the apples are delivered to the purchasers and payment for such deliveries is received. As a result of the seasonal nature of SRV’s business, its working capital requirements are typically greatest in the third and fourth fiscal quarters since labor costs are highest this time.

Proprietary Rights

Ownership of and access to intellectual property rights is not currently an important aspect of our business. In the future, we may deem it appropriate to implement proprietary rights protections to the extent we develop important intellectual property rights.

Competition in the Fruit Industry

Competition in the grape and apple industries in Washington and internationally is intense. SRV faces direct competition by other grape and apple companies, including small family-owned businesses, as well as subsidiaries or other affiliates of large companies, some of which have substantially greater resources than we do.

SRV’s principal competitors in the Pacific Northwest concord grape industry are The J.M. Smucker Company and affiliated entities and Milne Fruit Products, Inc. and affiliated entities. The Washington apple industry is comprised of hundreds of small, independently and family-owned farms, none of which have significant market share to constitute any particular competitive advantage. We believe that the key competitive drivers in the fruit industry are proven performance, customer support in the field and value, which takes into account not simply the price of fruit but also yield in the field. We believe we have a competitive advantage over many of our competitors in the fruit industry because:

•	our past success and anticipated future success in entering into long-term partnerships with strategic partners in the farming community, such as with our packing shed;

•	our ability to identify and capitalize on attractive acquisition and leasing opportunities before such opportunities are listed on the market;
•	our extensive experience and knowledge in managing and operating agricultural farmland;
•	our legacy as being operated and partially owned by the Taggares family, which has owned and operated farms in the Eastern Washington area since the 1920s and has a known, well-respected brand and strong local relationships and partnerships; and
•	our ability to re-develop our properties to maximize profit per acre (see “Farm Re-Development Strategy and Opportunity” above).

However, some of our existing and potential competitors in the fruit industry have substantially larger crop yields, and more capabilities and financial, marketing and human resources than we do. As a result, these competitors may:

•	succeed in developing products that are equal to or superior to our products or potential products or that achieve greater market acceptance than our products or potential products;
•	devote greater resources to developing, marketing or selling their products;
•	respond more quickly to new or emerging technologies or scientific advances and changes in customer requirements, which could render our products or potential products obsolete or less preferable;
•	withstand price competition more successfully than we can;
•	establish cooperative relationships among themselves or with third parties that enhance their ability to address the needs of our customers or prospective customers; and
•	take advantage of acquisition or other opportunities more readily than we can.

Also, we expect that additional competitors, both foreign and domestic, may enter the fruit farming business as yields and prices increase.

Environmental and Regulatory Matters

Our agricultural operations are subject to a broad range of evolving environmental laws and regulations. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide and Rodenticide Act and the Comprehensive Environmental Response, Compensation and Liability Act.

These environmental laws and regulations are intended to address concerns related to air quality, storm water discharge and management and disposal of agricultural chemicals.

Compliance with these laws and related regulations is an ongoing process that is not expected to have a material effect on our capital expenditures, earnings or competitive position. Environmental concerns are, however, inherent in most major agricultural operations, including those conducted by us, and there can be no assurance that the cost of compliance with environmental laws and regulations will not be material. Moreover, it is possible that future developments, such as increasingly strict environmental laws and enforcement policies thereunder, and further restrictions on the use of agricultural chemicals, could result in increased compliance costs.

The Washington State Department of Agriculture regulates various aspects of SRV’s farm operations, including with respect to food safety and pesticide and fertilizer usage.

We are also subject to numerous other laws and regulations applicable to businesses operating in Washington State, including, without limitation, the Occupational Safety and Health Act and other health and safety regulations.

We seek to comply at all times with all such laws and regulations and to obtain any necessary permits and licenses, and we are not aware of any instances of material non-compliance. We believe our facilities and practices are sufficient to maintain compliance with applicable governmental laws, regulations, permits and licenses. Nevertheless, there is no guarantee that we will be able to comply with any future laws and regulations for necessary permits and licenses. Our failure to comply with applicable laws and regulations or obtain any necessary permits and licenses could subject us to civil remedies including fines, injunctions, recalls or seizures, as well as potential criminal sanctions.

Property

Following this offering and completion of our acquisition of the Business and Assets of SRV, we will own our land and related facilities, which are located on approximately 3,200 acres at 17855 Washington 124, Burbank, Washington 99323. SRV contains approximately 2,400 acres of concord grape vineyards, approximately 440 acres of apple trees, approximately 200 acres of infrastructure, roads and facilities and the remainder are in reserve for future agricultural development. See below for maps of SRV.

As described in more detail elsewhere in this prospectus, the purchase of the Business and Assets of SRV involves a related party transaction in that SRV is owned by certain persons and entities that are affiliated with Taggares Agriculture Corp. Consequently, certain of our officers, directors and stockholders, including, without limitation, Peter J. Taggares IV and Peter J. Taggares III, have a minority financial interest in the proposed acquisition by Taggares Agriculture Corp. of the Business and Assets of SRV.

SRV’s water resources include water rights, including usage rights and pumping rights, to the waters of the Snake River. SRV’s water rights permit SRV to pump water directly from the Snake River through a pumping station located in the main flow of the Snake River. SRV’s water rights, to which we will succeed in connection with our acquisition of SRV, are certificated by the State of Washington Department of Ecology under Certificate of Surface Water Rights No. 11864 issued on April 25, 1972 and modified November 23, 2004, and Certificate of Surface Water Rights No. 9729 issued August 30, 1966 and modified November 23, 2004. Portions of SRV’s water delivery systems and infrastructure are located on properties owned and controlled by a third-party company in which SRV owns a minority interest, to which we will succeed upon the completion of the acquisition of the Business and Assets of SRV. The operation and maintenance of such systems are governed by a water operation and maintenance agreement with such third-party company that automatically renews on an annual basis, and other real property and corporate rights, to which we will also succeed upon completion of the acquisition of the Business and Assets of SRV. The water operation and maintenance agreement does not require any payment for the services rendered by the third-party company, other than the periodic, pro-rata sharing of direct expenses related to the water delivery systems and infrastructure. SRV J.V. is currently negotiating a long-term extension of the water operation and maintenance agreement which is expected, to be assigned to us as part of the acquisition of the Business and Assets of SRV for no additional consideration. In the more than 40 years that SRV’s arrangement with the third-party company has existed, there has never been a material disruption in the water supply arising from this arrangement, and the Company does not expect that any material disruption arising from this arrangement will occur in the future.

In general, we believe that water rights attach to real property on which they are put to beneficial use, and the transfer of real property automatically transfers the water rights attaching to such land. We believe the sources of water rights are as follows: certificates of water rights issued by the Washington State Department of Ecology, change decisions by the Department of Ecology, and land vesting deeds which confirm ownership of the land to which the water rights attach. We believe that water rights permit the owner of land to draw certain amounts of water on annual (amount per year) and instantaneous (amount at any given time) bases from an authorized point of diversion (from where the farm owner is drawing water out) on an authorized point of use (the parcel of land on which such water may be used). We believe that if a land owner desires to change any of the authorized amounts, point(s) of diversion or point(s) of use, it must apply to the Washington State Department of Ecology and request a change decision. As an example of a change decision, in 2004, SRV’s water rights were granted change decisions by the Washington State Department of Ecology regarding the extension of the point of use under such rights to include the irrigation of the parcels of land owned by Bubby T, LLC by water sourced from SRV’s point of diversion in the Snake River. We believe that, in the State of Washington, water rights constitute vested property rights of the land owners to which the water rights attach and we believe any material legislative or regulatory threat to water rights would be highly controversial. As such, we believe there are no imminent threats to SRV’s water rights.

We believe that our land and facilities are generally well maintained and are in good operating condition. Except for certain aging infrastructure, equipment and facilities which we plan to replace or repair with approximately $1.0 million of the proceeds of this offering over the two years following completion of this offering, we believe that our facilities will be adequate for our needs in the foreseeable future.

OKANOGAN RIVER
COLUMBIA RIVER
SEATTLE
SPOKANE
YAKIMA RIVER
YAKIMA
SNAKE RIVER
SNAKE RIVER VINEYARDS
TRI-CITIES
WALLA WALLA

SNAKE RIVER
PUMP STATION
ICE HARBOR DR
124
SNAKE RIVER VINEYARDS
APPLES
GRAPES
N

Note: images above not to scale

Employees

As of June 5, 2014, Taggares Agriculture Corp. had one full-time employee, our Chief Executive Officer, and two part-time employees, our Chief Financial Officer and an executive assistant. SRV employs approximately 70 full-time employees, in addition to a farm manager and a bookkeeper. SRV’s labor requirements typically peak during harvest in the third and fourth fiscal quarters, when SRV generally uses temporary labor to supplement its full-time work force. During harvest, SRV employs approximately 350 part-time seasonal employees. Following this offering, we anticipate that we will employ approximately 72 full-time employees, one part-time employee, and approximately 350 part-time seasonal employees during harvest. None of our or SRV’s employees is represented by a labor union. We consider our relations with our employees to be good.

Legal Proceedings

We are not a party to any material legal proceedings.

Corporate History

Snake River Vineyards, a Washington joint venture, was formed in 1979. Bubby T, LLC, a Washington limited liability company, was formed in May 2012. We incorporated in Delaware in January 2014 as Taggares Agriculture Corp. for the purpose of acquiring the Business and Assets of SRV. Upon completion of this offering, we will acquire substantially all of the Business and Assets of SRV, and we will operate its business under the name Taggares Agriculture Corp.

As described in more detail elsewhere in this prospectus, including in the “Related Party Transactions and Structure of the Company and Related Parties” Section of this prospectus, the purchase of the Business and Assets of SRV involves a related party transaction in that SRV is owned by certain persons and entities that are affiliated with Taggares Agriculture Corp. Consequently, certain of our officers, directors and stockholders, including, without limitation, Peter J. Taggares IV and Peter J. Taggares III, have a minority financial interest in the proposed acquisition by Taggares Agriculture Corp. of the Business and Assets of SRV.

INDUSTRY AND MARKET OPPORTUNITY

The following is a general discussion of the global agriculture industry, including drivers of global supply and demand, and a discussion of cropland in the United States as an asset class for investment purposes.

Global Demand for Crops

The world is experiencing an increase in the demand for crops. We believe the two primary drivers of global food demand growth over the next several years will be the rate of population growth and the rate of growth of gross domestic product (“GDP”) per capita. According to the U.S. Census Bureau, the U.S. population grew from approximately 282 million in 2000 to approximately 309 million in 2010 representing approximately 8.8% growth for the 10 year period. The U.S. Census bureau estimates that the U.S. population will grow to 420 million people by 2060. According to the United Nations Department of Economic and Social Affairs, the global population grew by approximately 6.2% from 6.5 billion in 2005 to 6.9 billion in 2010. As shown in the chart below, the United Nations projects that global population will increase from 6.9 billion in 2010 to 7.7 billion in 2020 and will exceed 9 billion by 2040, with substantially all population growth occurring in developing regions. This increase in population is expected to directly lead to an increase in food and energy demand, which will require increased production of crops.

World Population 1965 – 2050

Source: Population Division of the Department of Economic and Social Affairs of the United Nations Secretariat (2007)

The continuing growth of GDP per capita, particularly in developing countries, is expected to have a significant impact on the amount and type of food that the world’s population consumes. The International Monetary Fund (the “IMF”) forecasts that GDP per capita (on a purchasing power parity basis) in emerging market and developing economies to increase by 38.8% from 2013 to 2018, from $7,415 per capita to $10,291 per capita. Over the longer term, as illustrated in the chart below, the Organisation for Economic Co-operation and Development (the “OECD”) forecasts that GDP per capita in non-OECD countries, which are largely located in less developed regions of the world, will grow over 400% from 2013 to 2060.

Global Supply of Crops

In the past two decades, there has been a decrease in the rate of growth in the global supply of crops. At the same time that that there is demand for more food to feed an increasing population, there is increasing demand for urban and suburban uses of farmland. The increased demand due to population growth and changing consumption patterns, coupled with the development of agricultural land for urban and industrial purposes, could result in significant upward pressure on farmland prices as farmland is converted to urban or suburban uses.

While the amount of global cropland in use has gradually increased over time, growth has plateaued over the last 20 years. From 1961-63 through 1997-99 the expansion of arable land in developing countries totaled approximately 70 million acres, an increase of 25%, whereas the UN FAO expects only a 13% increase, or approximately 49 million acres, over the period from 1997-99 to 2030. The declining growth rate of cropland area has been driven principally by developed countries, which saw the supply of cropland peak in the mid-1980s. In comparison, world population is expected to grow over the same period to 8.5 billion, a nearly 29% increase. According to the United Nations, virtually all of this expected growth will be concentrated in urban areas of less developed regions, further reducing cropland availability as urban areas expand. By 2050, more than 70% of the world’s population is expected to be urban.

Arable Land Per Capita

Source: UN FAO (2012)

We believe that cropland area and cropland productivity will also be negatively impacted by continuing water depletion. According to the U.S. Geological Survey (the “USGS”), from 1900 to 2000, total U.S. groundwater depletion was 801 cubic kilometers. An additional 191 cubic kilometers was depleted from 2000 to 2008.

U.S. Cropland as an Asset Class

As an asset class, U.S. cropland has traditionally offered attractive, stable returns through both current income and value appreciation. According to the National Council of Real Estate Investment Fiduciaries (the “NCREIF”), and as shown in the graph below, from 1992 through 2013, the NCREIF Farmland Index (defined to include agricultural properties including permanent, row and vegetable cropland) showed an average return of 12.2% per year as compared to an average of 8.7% for NCREIF’s commercial real estate property index, as shown on the chart below. Over that time period, the NCREIF Farmland Index has not shown any negative total return in any single year and has demonstrated a standard deviation of quarterly returns of 7.12%, as compared to 8.4% for the NCREIF Commercial Real Estate Index overall, and 17.9% for the S&P 500. Both the NCREIF farmland and commercial real estate property indices measure the non-leveraged composite total return of a large pool of individual properties acquired in the private market for investment purposes and held in a fiduciary environment. Property valuations and return calculations are based on fair market values submitted quarterly by the owner of each property in the indices. We believe the NCREIF Farmland Index to be a reasonable proxy for farmland investment returns in general, both because of the consistency and reliability of its disclosure and because of the fact that it includes both price and rental income in its return calculation. However, these indices measure the performance of actual properties, rather than the performance of companies that invest in farmland or commercial properties, as applicable, and may not be representative of the market for these properties as a whole.

Cumulative Returns (1992 - 2013): Farmland, Apartments,
All Commercial Real Estate and S&P 500
(1991=100)

Source: NCREIF (2013), FACTSET

Annual Returns (1992 - 2013): Farmland, Apartments,
All Commercial Real Estate and S&P 500

Standard Deviation of Annual Returns

Source: NCREIF (2013), FACTSET

One of the advantages of cropland as an asset class is its ability to act as an inflation hedge. Researchers from the Purdue University Center for Commercial Agriculture found that farmland values have been highly correlated with inflation over a long period of time, with a correlation coefficient between land prices and the Consumer Price Index of 0.63 from 1914 to 2011. Farmland can also be used as a means of portfolio diversification, as farmland returns have been shown to have low or negative correlation with most other major asset classes. The Center for Farmland Research at the University of Illinois measured the correlation (based on rolling one-year returns) of farmland returns, measured by combining farmland values and rental rates reported by the USDA, with a variety of different asset classes from 1970 to 2012, as shown in the chart below:

Correlation between Farmland and Returns of Other Assets

Sources: US Farmland 1910 to 2006 USDA, Large Cap Stocks 1910 to 2006 Ibbotson, Small Cap Stocks 1925 to 2006 Ibbotson, International Stocks 1969 to 2006 MSCI EAFE, Emerging Market Stocks 1987 to 2006 MSCI Emerging Markets, Long Term Corp Bonds 1925 to 2006 Ibbotson, Long Term Govt Bonds 1925 to 2006 Ibbotson, US T Bills 1925 to 2006 Ibbotson, General Real Estate 1972 to 2006 NAREIT Composite, GSCI Index 1969 to 2006 GSCI Total Return, S&P/GSCI Gold Total Return Index 1978 to 2006, NCREIF Timber Index 1987 to 2006, US Inflation 1925 to 2006, CPI Ibbotson

While more strongly correlated with gold than to other asset classes such as stocks and bonds, cropland has delivered greater total returns than gold over time, as measured by the NCREIF Farmland Index, with relatively lower levels of volatility, which we believe is attributable in part to the current yield component of cropland returns, which is not offered by gold.

We believe cropland has a number of advantages as compared to other types of real estate investments. Unlike traditional commercial real estate properties, cropland does not suffer from economic depreciation, has limited needs for capital expenditures and has a low risk of obsolescence. We believe quality farmland benefits from a near-zero vacancy rate, which can support increased values based on global supply and demand factors.

U.S. real farmland prices have been steadily rising since the late 1980s, with more rapid increases occurring over the past several years. From 2007 through 2013, in particular, the average price per acre of U.S. cropland increased by over 58%.

U.S. Average Farmland Value
($ per acre)

Source: USDA

The USDA’s agricultural projections anticipate continued increases in domestic farm income. The figure below illustrates the continued trend of increasing farm income projected by the USDA from 2011 onward.

For ease of comparability between data sources, some underlying data in the source materials cited below have been converted from the metric system using the conversion factors published by the United States Department of Agriculture in its handbook Weights, Measures, and Conversion Factors for Agricultural Commodities and Their Products. Conversion factors used in this prospectus are as follows:

1 hectare = 2.471044 acres

1 kilogram = 2.204623 pounds
1 U.S. short ton (“ton”) = 2,000 pounds
1 metric ton = 1,000 kilograms = 1.102311 tons

Source: Weights, Measures, and Conversion Factors for Agricultural Commodities and Their Products, USDA ERS

MANAGEMENT

Executive Officers, Directors, Key Employees and Key Consultants

The following is a brief description of the principal occupation and recent business experience of each of our executive officers, directors, key employee and key consultant and their ages as of June 5, 2014:

Name	Age	Position
Kent L. Johnson	70	Chairman of the Board and Audit Committee Chair
James B. Rogers, Jr.	71	Vice-Chairman of the Board
Ann M. Veneman, J.D.	64	Director and Nominations Committee Chair
Dana Behar	52	Director and Compensation Committee Chair
Peter J. Taggares IV	31	President, Chief Executive Officer and Director
Catherine M. Campbell	44	Chief Financial Officer, Treasurer and Secretary
Peter J. Taggares III	63	Farm Consultant and Non-Voting Board Observer
Jose Contreras	58	SRV Farm Manager

Kent L. Johnson.  Mr. Johnson has been nominated to our board of directors and as Chairman of the Board and will be elected to such roles effective upon the completion of this offering. Mr. Johnson currently serves as managing director and co-founder of Aebig & Johnson Business Resolutions, LLC, a provider of receiver and trustee management services and litigation support. In his role at Aebig & Johnson, Mr. Johnson also serves as an expert witness and advisor on management and board of director’s fiduciary duties and responsibilities. He is also an adjunct professor of masters-level business management courses at Seattle University. Mr. Johnson currently serves on the boards of directors of Halosource Corporation (HALO.L), Vera Whole Health, and Access Technology Solutions. Formerly, Mr. Johnson served on the boards of directors and audit and compensation committees of F5 Networks (FFIV), Timeline (TMLN), Ostex International (OSTX), SelfCharge Battery and Overdrive Systems of Cleveland, Ohio. Mr. Johnson served on the board of trustees of Seattle University for ten years and was a member of its audit committee. Mr. Johnson was awarded his BA degree in accounting in 1968 from the University of Washington and his master of business administration from Seattle University in 1972. He received his CPA certificate in 1971 (now non-practicing) and his NASD broker/dealer license (now non-practicing) in 1995. His prior work experience has included working as a certified public accountant for Arthur Andersen, LLP, chief executive officer of two software companies (Microrim and Overdrive Systems), chief operating officer of Brazier Forest Industries, President and Co-Founder of Alexander Hutton Capital, LLC, an NASD broker/dealer and investment banking firm, and Managing Director and Co-Founder of Alexander Hutton Venture Partners, a venture capital firm. Mr. Johnson was also a Distinguished Military Graduate (DMG) of the U.S. Army OCS and was a nuclear missile officer. In this capacity he received the Army Commendation Medal for meritorious service. He is a member of the National Association of Corporate Directors. Because of his broad experience in business, finance, accounting and corporate governance, including with public companies, we believe Mr. Johnson is a valuable member of our board of directors and is well qualified to serve on our board and Audit and Compensation Committees.

James B. Rogers, Jr.  Mr. Rogers has been nominated to our board of directors and as Vice-Chairman of the Board and will be elected to such roles effective upon the completion of this offering. Mr. Rogers will also serve on our Compensation and Nominations Committees. Mr. Rogers also served as a director and advisor of Genagro Services LTD (from 2011 to 2014). Since 1980, Mr. Rogers has been a private investor. Since 1968, Mr. Rogers has served as a financial analyst and investment manager. In 1970, Mr. Rogers co-founded the Quantum Fund, a private investment fund. Mr. Rogers has also authored several financial books, including “Investment Biker: On the Road with Jim Rogers” (1994), “Adventure Capitalist” (2003), “Hot Commodities” (2004), “A Bull in China” (2007), “A Gift to My Children” (2009) and “Street Smarts –  Adventures on the Road and in the Markets” (2013). In 1989 and 1990, Mr. Rogers was the moderator of WCBS’s The Dreyfus Roundtable and FNN’s The Profit Motive with Jim Rogers. In 1998, Mr. Rogers founded the Rogers International Commodity Index. Mr. Rogers served as an economic commentator on CNBC from 1992 – 1998 and Fox News from 2002-2007. Mr. Rogers has also served as a guest professor of finance at the Columbia University Graduate School of Business. Mr. Rogers is currently the Chairman of Beeland Interests (since 1980), a private media and investment company, a director of The Zweig Fund, Inc., a closed-end investment fund, Zweig Total Return Fund, Inc., a closed-end investment fund, FAB Universal Corporation, a global digital media distribution company, and Geo Energy Resources Limited, a coal mining group operating in Indonesia; and was on the board of directors of Levco Series Trust from 1996-2006. Mr. Rogers earned a BA in History from Yale University in 1964 and a BA/MA in Politics, Economics and Philosophy from Oxford University in 1966. Mr. Rogers is a successful author on financial matters and widely considered to be an expert in the asset management industry. As a financial analyst and investment manager since 1968, Mr. Rogers brings significant financial and economic experience to our Board, and provides innovative business insight to serve on our Board and its Compensation and Nominations Committees.

Ann M. Veneman, J.D.  Ms. Veneman has been nominated to our board of directors and will be elected as a director effective upon the completion of this offering. From May 2005 until April 2010, she served as Executive Director of UNICEF, appointed by the United Nations Secretary General. As Executive Director, Ms. Veneman worked on behalf of the United Nations children's agency to help children around the world by advocating for and protecting their rights. Ms. Veneman was responsible for more than 11,000 UNICEF staff members in more than 150 countries. Prior to joining UNICEF, Ms. Veneman served as Secretary of the U.S. Department of Agriculture, or USDA, from January 2001 until January 2005. From 1986 until 1993, she served in various positions at the USDA, including Deputy Secretary, Deputy Undersecretary for International Affairs and Commodity Programs, and Associate Administer of the Foreign Agricultural Service. From 1995 until 1999, Ms. Veneman served as Secretary of the California Department of Food and Agriculture. Ms. Veneman has also practiced law in Washington, DC and California in both the private and public sectors. Ms. Veneman is a director of Nestlé, S.A., a global nutrition, health and wellness company listed on the Swiss stock exchange; S&W Seed Company, a producer of alfalfa seed; and Alexion Pharmaceuticals, Inc., a global biopharmaceutical company focused on developing and delivering therapies for severe rare diseases. Ms. Veneman received a B.A. from the University of California, Davis, a Master's degree in Public Policy from the University of California, Berkeley, and a J.D. from the University of California, Hastings College of Law. Because of her prior service as an attorney dedicated to more than 25 years to government service, including senior national and international positions; her extensive experience working with government leaders and organizations with a deep understanding of political organizations; and her extensive public service experience, we believe Ms. Veneman is a valuable member of our board of directors and is well qualified to serve on our board and will serve on our Audit and Nominations Committees.

Dana D. Behar.  Mr. Behar has been nominated to our board of directors and will be elected as a director effective upon the completion of this offering. Mr. Behar currently serves as president and chief executive officer of HAL Real Estate Investments (“HAL REI”) located in Seattle, Washington. HAL REI is a US-based real estate investment subsidiary of HAL Trust, a publicly traded European private equity investment firm. Mr. Behar joined HAL REI in 1992. Prior to HAL REI, Mr. Behar led several start up companies, served as Director of Marketing of Egghead Software, worked in brand management at Procter and Gamble, and was a management consultant with the Wharton Small Business Development Center. Mr. Behar holds a bachelor of arts in business from the University of Washington, a Masters of Business Administration degree from the Wharton School of the University of Pennsylvania, and an AMDP from the Harvard Graduate School of Design. Mr. Behar serves on the boards of HAL REI, Capitol Hill Housing, the Samis Foundation, and the Advisory Board of the Urban Land Institute Northwest. He has previously served on the Seattle Landmarks Preservation Board, the Seattle Design Review Board, and the board of directors of Taco Del Mar. Because of his broad experience in business and finance, we believe Mr. Behar is a valuable member of our board of directors and is well qualified to serve on our Board and Audit and Compensation Committees.

Peter J. Taggares IV.  Mr. Taggares was appointed our President, Chief Executive Officer and a director in January 2014. Mr. Taggares is a fourth-generation member of the Taggares family and experienced farming first-hand on Snake River Vineyards and on many other farms controlled by the Taggares family. In his youth, Mr. Taggares forged many long-term relationships in the Pacific Northwest farming community. In 2013, Mr. Taggares returned to his roots in agriculture. Since 2013, Mr. Taggares has consulted with SRV’s farm manager and chief financial officer, assisting with the transition of SRV’s business and farming operations and obtaining a revised agreement with Tree Top and a letter of intent with Valicoff. From January 2012 to January 2013, Mr. Taggares was responsible for Enterprise Risk Management at Energy Northwest, which is a

Joint Operating Agency that owns and operates four electricity generating stations in the Pacific Northwest. While at Energy Northwest, Mr. Taggares was responsible for developing its enterprise risk management process and risk analysis with the management team and board of directors. Between August 2008 and January 2012, Mr. Taggares served as Vice President of Business Development at Global Hospitality Investments, a private company that managed luxury hotels and develops master plan communities in Acapulco, Mexico and Hamilton, Bermuda. Mr. Taggares also is founder and co-owner of two other businesses, HT2 Franchising, LLC and Eastern Washington Flooring, LLC, which operate franchising and commercial flooring businesses, respectively. Mr. Taggares will devote substantially all of his time to his functions as our President, Chief Executive Oficer and a Director. In addition to his other responsibilities, Mr. Taggares will execute on our acquisition strategy as acquisition opportunities are identified. With the advice and assistance of the Company’s management team, consultants and Management Advisory Board, Mr. Taggares will analyze the merit and potential benefit to the Company and its stockholders of each acquisition opportunity and present a recommendation to the Board of Directors. Mr. Taggares holds a Masters of Business Administration degree from Arizona State University and a Bachelor of Arts in Business Administration and Finance from the University of Washington. Mr. Taggares’s father, Peter J. Taggares III, serves as a farm consultant and non-voting board observer to our company. Because of his family name and relationships, farm background and experience, and management education and experience, we believe Mr. Taggares is a valuable and qualified member of our board of directors.

Catherine M. Campbell.  Ms. Campbell has served as our Chief Financial Officer, Treasurer and Secretary since February 2014. She will devote such time as is necessary to carry out her functions as our Chief Financial Officer, which we expect will be approximately 80 hours per month. Between 2010 and mid 2013, Ms. Campbell was Chief Financial Officer and Controller of TC Global, Inc. dba Tully’s Coffee, where she was responsible for all aspects of the financial accounting cycle, public reporting, preparation of consolidated financial statements, and all accounting, finance and information technology functions. Between 2005 and 2007, Ms. Campbell was director of external reporting at Cray Inc, where she was responsible for public reporting to the SEC, Sarbanes-Oxley compliance, and GAAP compliance and internal controls. Prior to 2005, Ms. Campbell served as a senior consultant and project manager at Sarbox Solutions, Inc. in Bellevue, Washington between 2003 and 2005, corporate controller at drugstore.com, inc. in Bellevue, Washington between 2002 and 2003, and corporate controller at Concur Technologies, Inc. in Redmond, Washington between 1999 and 2002. Ms. Campbell holds a Bachelor of Business Administration with a major in Accounting from the University of Alaska at Anchorage, where she graduated with honors. Ms. Campbell is an alumni of KPMG LLP.

Peter J. Taggares III.  Peter J. Taggares III has served as a consultant to our management and non-voting board observer since our inception in January 2014. Mr. Taggares will devote approximately 25 hours per month, consulting with our Chief Executive Officer and management on matters related to farm operations. Mr. Taggares will also attend our board of directors meetings and advise our Chief Executive Officer and board of directors on matters related to farm acquisitions, strategic partnerships, and relationship-building among the Pacific Northwest farming community. In particular, Mr. Taggares will focus on maintaining a strong relationship with our proposed packing shed partner, Valicoff Fruit Company, Inc.. Between 1991 and 2013, Mr. Taggares was a Vice President and co-owner of P. J. Taggares Company, where he oversaw farming operations at Snake River Vineyards. Mr. Taggares’s son, Peter J. Taggares IV serves as our Chief Executive Officer, President and a Director.

Jose Contreras.  Since 1992, Mr. Contreras has served as the farm manager of Snake River Vineyards, responsible for managing all farm operations including growing practices (pruning, trimming and fertilizing, labor management, irrigation management and harvest. Following the completion of this offering, Mr. Contreras will continue to serve as farm manager for our Snake River Vineyards property as an employee of Taggares Agriculture Corp. Mr. Contreras manages over 70 full-time workers and an additional 300 part-time workers during harvest. Mr. Contreras has extensive experience with cropland re-development: he is responsible for the re-planting each year of an average of 300 acres of concord grapes, has planted over 300 acres of new apples over the past 30 years and has improved the irrigation infrastructure for new fruit varieties. Mr. Contreras is fluent in English and Spanish.

The board of directors has determined that, once elected, each of Mr. Rogers, Ms. Veneman, Mr. Johnson and Mr. Behar will be an “independent director” as defined in Rule 5605 of the Marketplace Rules of the NASDAQ Stock Market, a “non-employee director” as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, and an “outside director” as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986.

Following the completion of this offering, one of our directors, Ann M. Veneman, will hold office until the next annual meeting of stockholders, two of our directors, Kent L. Johnson and Dana D. Behar, will hold office until the annual meeting of stockholders held in 2016, and two of our directors, James B. Rogers, Jr. and Peter J. Taggares IV, will hold office until the annual meeting of stockholders held in 2017, or until their earlier death, resignation, disqualification, and until their successors are duly elected and qualified. Board vacancies and newly created directorships resulting from any increase in the authorized number of directors or any vacancies resulting from death, resignation, disqualification, removal or other cause may be filled by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director. The executive officers are appointed by the board and serve at their discretion.

Management Advisory Board

The individuals listed below have agreed to provide advice to our management from time to time as determined in our discretion. Any compensation related to the advisory services provided by the members of our Management Advisory Board will be determined on a case-by-case basis.

Jason Schlagel.  Following the completion of this offering, Mr. Schlagel, age 31, will begin serving as a management advisor, consulting with the Company with respect to its farm operations. Since 2012, Mr. Schlagel has served as director of viticulture for Wahluke Wine Company, overseeing farming of 12 distinct vineyard sites totaling nearly 2,300 acres. Between 2008 and 2012, Mr. Schlagel was viticulturist for Ste. Michelle Wine Estates, including the Horse Heaven Hills AVA. Mr. Schlagel currently serves on the board of directors for the Washington Association of Wine Grape Growers. Mr. Schlagel holds a bachelor of science in horticulture from Washington State University.

A.J. Ochoa.  Following the completion of this offering, Mr. Ochoa, age 43, will begin serving as a management advisor, consulting with respect to the acquisition of cropland properties. Mr. Ochoa is currently owner of Terra Gold Farms, a potato grower located in Othello, Washington.

Greg Armatrout.  Following the completion of this offering, Mr. Armatrout, age 57, will begin serving as a management advisor, providing financial advice to the Company’s Chief Executive Officer. Between 2003 and 2013, Mr. Armatrout was responsible for corporate planning, budgets, corporate insurance, enterprise risk management and treasury operations for Energy Northwest, a joint operating agency that owns and operates four electricity generating stations in eastern Washington. Between 1993 and 2003, Mr. Armatrout was manager of treasury operations for Energy Northwest, where he managed over $6 billion in debt and $700 million in investments. Mr. Armatrout holds a Bachelor of Science in Accounting and Finance from Washington State University.

Derrick Stricker.  Following the completion of this offering, Mr. Stricker, age 30, will begin serving as a management advisor, advising management on business development. Between late 2008 and 2011, Mr. Stricker was a Financial Analyst for Bally Total Fitness, where he assisted in its restructuring process following its Chapter 11 filing in 2008. In 2008, Mr. Stricker was a Corporate Financial Analyst at Howe, Barnes Hoefer & Arnett, where he assisted on mergers and acquisitions and financing transactions for its clients. Mr. Stricker holds a degree in Economics and Political Science from Gonzaga University, and is a Certified Commercial Investment Member. Mr. Stricker serves as a member of the board of directors for the Regional Chamber of Commerce of Tri-Cities, serves as President of the Tri-Cities Gonzaga Alumni Chapter and serves on the City of Kennewick, Washington Blue Ribbon Committee.

Tom Dickey.  Following the completion of this offering, Mr. Dickey, age 64, will begin serving as a special advisor to management, consulting on matters related to the transition of Snake River Vineyards operations including budgeting, accounting and crop insurance. Since 1984, Mr. Dickey has served as Chief Financial Officer and Managing Partner of P.J. Taggares Co. Mr. Dickey holds a Bachelor of Arts in

Accounting and Finance from University of Oregon. In connection with consulting services rendered post-offering to us in connection with the acquisition of SRV, Mr. Dickey will receive cash compensation of $100,000.

Board Committees

Upon completion of  this offering, the board of directors will have three standing committees: an Audit Committee, a Compensation Committee and a Nominations Committee.

Audit Committee.  Our Audit Committee will oversee our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with independent auditors, and audits of financial statements. Specific responsibilities include the following:

•	selecting, hiring and terminating our independent auditors;
•	evaluating the qualifications, independence and performance of our independent auditors on at least an annual basis;
•	pre-approving the audit and non-audit services to be performed by the independent auditors;
•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and critical accounting policies;
•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
•	with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations; and
•	preparing the report that the Securities and Exchange Commission requires in our annual proxy statement.

Our Audit Committee will be comprised of Kent L. Johnson, Dana D. Behar and Ann M. Veneman J.D. Mr. Johnson will serve as Chairman. All of the members of the Audit Committee will be independent under the rules of the Securities and Exchange Commission and the NASDAQ Stock Market. The board has also determined that Mr. Johnson and Mr. Behar will each qualify as an “audit committee financial expert,” as defined by the rules of the Securities and Exchange Commission.

Compensation Committee.  Our Compensation Committee will assist our board of directors in determining the development plans and compensation of our officers, directors and employees. Specific responsibilities will include the following:

•	approving the compensation and benefits of our current and prospective executive officers;
•	reviewing the performance objectives and actual performance of our officers;
•	reviewing and making recommendations to the board of directors regarding incentive compensation plans and equity-based plans;
•	reviewing the Company’s executive compensation disclosure in periodic reports; and
•	administering our stock option and other equity compensation plans.

Our Compensation Committee will be comprised of Dana D. Behar, Kent L. Johnson and James B. Rogers. Mr. Behar will serve as Chairman.

Nominations Committee.  Our Nominations Committee will assist the board by identifying and recommending individuals qualified to become members of our board of directors, reviewing correspondence from our stockholders, and establishing, evaluating and overseeing our corporate governance guidelines. Specific responsibilities will include the following:

•	evaluating the composition, size and governance of our board of directors and its committees and make recommendations regarding future planning and the appointment of directors to our committees;

•	establishing a policy for considering stockholder nominees for election to our board of directors;
•	evaluating and recommending candidates for election to our board of directors;
•	establishing a policy for reviewing director independence;
•	reviewing our corporate governance principles and providing recommendations to the board regarding possible changes; and
•	reviewing and monitoring compliance with our Code of Conduct, and our other corporate governance and reporting policies we may adopt from time to time.

Our Nominations Committee will be comprised of Ann M. Veneman J.D. and James B. Rogers. Ms. Veneman will serve as Chairperson.

Limitation of Directors’ Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;
•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;
•	under Section 174 of the Delaware General Corporation Law (unlawful dividends); or
•	for transactions from which the director derived improper personal benefit.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

In addition to the indemnification provided by our certificate of incorporation and bylaws, we plan to enter into agreements to indemnify our current and future directors and executive officers. These agreements, among other things, require us to indemnify these directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right, arising out of that person’s services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Executive Compensation

Executive Officers

At November 30, 2013, the SRV business was operated as a joint venture. Consequently, there were no executive officers at the close of our last fiscal year. Moreover, none of our current executive officers provided services to the joint venture during the fiscal year ended November 30, 2013 other than Jose Contreras, the SRV Farm Manager. As a joint venture, stock options and other equity awards were not part of the compensation or capitalization structure of Snake River Vineyards, J.V. During its last fiscal year, Mr. Contreras was paid $80,000 for his full-time service to Snake River Vineyards, J.V. Mr. Taggares, our

President and Chief Executive Officer did not receive any compensation from us for his services, nor did he or any other officer receive additional compensation from Snake River Vineyards. We are aware that Mr. Taggares is entitled to receive a $60,000 payment as compensation for certain consulting services he provided to Monson Fruit Company, one of SRV’s packing shed partners. Our management determined that the value of the services he provided to us in the last fiscal year was immaterial to our financial statements taken as a whole.

We have entered into an Employment Agreement with Peter J. Taggares IV, our President and Chief Executive Officer, effective February 21, 2014. Under his employment agreement, Mr. Taggares is eligible to receive an annual salary of $150,000, a monthly medical allowance of $1,000, a monthly car allowance of $1,000, and landscaping services to be provided by a Company employee for his personal residence. The agreement provides that Mr. Taggares is eligible for an annual bonus targeted at 100% of his then-current base salary, which will be payable following Mr. Taggares’s achievement of goals determined by our board of directors or compensation committee presented to Mr. Taggares within thirty days of commencement of the applicable bonus year. Upon termination by the Company without cause, or by Mr. Taggares for good reason, subject to his execution of a separation agreement and release of claims, Mr. Taggares will be entitled to twelve months of his then-current base salary and continuation of benefits for twelve months following his date of termination. Mr. Taggares’s employment agreement further provides for reimbursement of reasonable expenses incurred in connection with the performance of the agreement, protection of our confidential information, limitation of Mr. Taggares’s liability and indemnification of Mr. Taggares under our standard form of indemnification agreement entered into with our officers and directors.

We have entered into an Employment Agreement with Catherine M. Campbell, our Chief Financial Officer, Treasurer and Secretary, effective February 10, 2014. Ms. Campbell has agreed to make herself available to perform the functions of our Chief Financial Officer, Treasurer and Secretary for an annual salary of $96,000. In addition, Ms. Campbell will be eligible to receive options to purchase shares of our common stock and restricted stock pursuant to our 2014 Equity Incentive Plan concurrent with the completion of this offering, in an aggregate amount representing 0.3% of our fully diluted capital stock following the completion of this offering, at an exercise price and price per share, respectively, equal to the price per share of our common stock issued in this offering. The agreement provides that Ms. Campbell is eligible for an annual bonus targeted at 100% of her then-current base salary, which will be payable following Ms. Campbell’s achievement of goals determined by our board of directors or compensation committee and presented to Ms. Campbell within thirty days of commencement of the applicable bonus year. Upon termination by the Company without cause, or by Ms. Campbell for good reason, subject to her execution of a separation agreement and release of claims, Ms. Campbell will be entitled to twelve months of her then-current base salary and continuation of benefits for twelve months following her date of termination. Ms. Campbell’s employment agreement further provides for reimbursement of reasonable expenses incurred in connection with the performance of the agreement, protection of our confidential information, limitation of Ms. Campbell’s liability and indemnification of Ms. Campbell under our standard form of indemnification agreement entered into with our officers and directors.

We have entered into an Employment Agreement with Jose Contreras, our SRV Farm Manager, effective as of the completion of this offering. Under his employment agreement, Mr. Contreras will be eligible to receive an annual salary of $80,000 and the use of a Company-owned pickup truck, which will be replaced with a new truck once the then-current truck has been in use for 36 months. In addition, Mr. Contreras will be eligible to receive options to purchase 20,000 shares of our common stock pursuant to our 2014 Equity Incentive Plan concurrent with the completion of this offering, at an exercise price equal to the price per share of our common stock issued in this offering, all of which will vest on the five-year anniversary of the commencement of Mr. Contreras’s employment. The agreement will provide that Mr. Contreras will be eligible for an annual bonus targeted at $40,000 annually, which will be payable following Mr. Contreras’s achievement of goals determined by our board of directors or compensation committee presented to Mr. Contreras within thirty days of commencement of the applicable bonus year. Upon termination by the Company without cause, or by Mr. Contreras for good reason, subject to his execution of a separation agreement and release of claims, Mr. Contreras will be entitled to three months of his then-current base salary and continuation of benefits for three months following his date of termination. Mr. Contreras’s employment agreement further provides for reimbursement of reasonable expenses incurred in connection with the performance of the agreement and protection of our confidential information.

Advisor Compensation

As compensation for transition services rendered post-offering to us in connection with the acquisition of SRV, we will pay to Tom Dickey and Susan Beard $100,000 and $10,000, respectively.

Non-Employee Director Compensation

We may use cash and equity compensation to attract and retain qualified non-employee candidates to serve on the board of directors. In setting outside director compensation, we will consider the significant amount of time that directors expend in fulfilling their duties to our company, as well as the skill set each outside director brings as a member of the board.

Following the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors would be eligible to receive annual cash retainers, as well as equity awards under our 2014 Equity Incentive Plan for service on our board of directors and committees of our board of directors. The terms of this compensation will be determined by the board of directors in its discretion. Directors who are also our employees will not be eligible to receive additional compensation for their service as directors.

Inasmuch as we did not begin operating as a corporation until January 2014, we had no directors in the fiscal year ended November 30, 2013 and accordingly, paid no director compensation in that year.

2014 Equity Incentive Plan

We have adopted Taggares Agriculture Corp. 2014 Equity Incentive Plan (“Incentive Plan”). The purposes of the Incentive Plan are to assist us in attracting and retaining selected individuals to serve as employees, directors and consultants who are expected to contribute to our success, to provide incentives that align the interests of our employees, directors and consultants with those of our stockholders and to promote the success of our business.

Shares Available.  1,626,595 shares of our common stock may be subject to awards under the Incentive Plan. The shares may be subject to adjustment in the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution, stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the shares. If any shares subject to an award are forfeited, an award expires or otherwise terminates without issuance of shares, or an award is settled for cash or does not result in the issuance of shares, the shares will again be available for issuance under the Incentive Plan.

The number of shares of common stock issuable pursuant to the 2014 Equity Incentive Plan was increased by the Company’s board of directors and stockholders to 1,626,595 on a post-reverse split basis (see the description of the reverse stock split under the heading “Common Stock” in the “Description of Securities” section of this prospectus on page 93).

Eligibility.  Employees, directors and consultants are eligible for awards under the Incentive Plan. The Compensation Committee may also grant substitute awards in connection with acquisitions and business combinations.

Administration.  The Compensation Committee of our board will oversee the administration of the Incentive Plan. The Compensation Committee will have the authority to interpret the Incentive Plan and make all determinations necessary or desirable for its administration. The Compensation Committee will have discretion to select participants and determine the form, amount and timing of each award to such persons, the exercise price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of an award.

Forms of Awards.  Awards under the Incentive Plan may include one or more of the following types: (i) stock options (both nonqualified and incentive stock options), (ii) SARs, (iii) restricted stock, and (iv) restricted stock units or RSUs.

Options.  Options are rights to purchase shares of our common stock at a price and during a period determined by the Compensation Committee. The exercise price of an option will not be less than the fair market value of our common stock on the date of the option grant. Options generally expire no later than 10 years after the date of grant.

SARs.  A SAR entitles the participant to receive, upon exercise, an amount equal to the excess of (i) the fair market value of one share of our common stock on the date of exercise (or such amount less than such fair market value as the Compensation Committee will determine at any time during a specified period before the date of exercise) over (ii) the grant price of the SAR on the date of grant. The Compensation Committee may provide SARs in tandem with options, in tandem with any award (other than an option) or without regard to any option or other award. The Compensation Committee determines whether payment of a SAR will be made in cash, in whole shares or other property.

Restricted Stock/RSUs.  Restricted stock is any share issued with the restriction that the participant may not sell, transfer, pledge or assign such share and with such other restrictions as the Compensation Committee, in its sole discretion, may impose. A RSU is an award that is valued by reference to a share, which value may be paid to the participant by delivery of shares, cash or other property as determined by the Compensation Committee. Restrictions on restricted shares and RSUs may lapse separately or in combination at such times, in installments or otherwise, as the Compensation Committee deems appropriate.

Internal Revenue Code Section 162(m) Provisions.  If the Compensation Committee determines that a restricted stock award, a RSU, a performance award or any other share-based award is intended to be subject to the Internal Revenue Code (“Code”) Section 162(m) provisions of the Incentive Plan, the lapsing of restrictions thereon and the distribution of cash, shares or other property, as applicable, will be subject to the achievement of one or more objective performance goals established by the Compensation Committee, which will be based on the attainment of specified levels of one or any combination of performance goals set forth in the Incentive Plan, or such other goals as may be established from time to time by the Compensation Committee. The performance goals may vary from participant to participant, group to group and period to period.

The performance goals will be set by the Compensation Committee and will comply with the requirements of Section 162(m) of the Code. With respect to a restricted stock award, RSU award, performance award or other share-based award that is subject to the 162(m) provisions of the Incentive Plan, the Compensation Committee may amend, the amount payable pursuant to such award. The Compensation Committee may not waive the achievement of the applicable performance goals, except in the case of the death or disability or as otherwise determined by the Compensation Committee. The Compensation Committee can impose such other restrictions on awards as it may deem necessary or appropriate to ensure that such awards satisfy all requirements for “performance-based compensation” within the meaning of Section 162(m) of the Code.

Change in Control.  If a participant is terminated without cause or for good reason during the 12-month period following a change in control, all options and stock appreciation rights shall become immediately exercisable with respect to 100% of the shares subject to such options or stock appreciation rights, and/or the applicable restricted period shall expire immediately with respect to 100% of the shares of restricted stock or restricted stock units as of the date of such participants termination. To the extent practicable, any actions taken by the Compensation Committee under the immediately preceding sentence shall occur in a manner and at a time which allows affected participants the ability to participate in the change in control with respect to the shares of Common Stock subject to their awards. In addition, in the event of a change in control, the Compensation Committee may in its discretion and upon at least 10 days’ advance notice to the affected persons, cancel any outstanding awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such awards based upon the price per share of Common Stock received or to be received by other stockholders of the Company in the change in control event. In the case of any option or stock appreciation right with an exercise price (or SAR exercise price in the case of a stock appreciation right) that equals or exceeds the price paid for a share of Common Stock in connection with the change in control, the

Committee may cancel the Option or Stock Appreciation Right without the payment of any consideration to the participant. The obligations of the Company under the Incentive Plan shall be binding upon any successor corporation and its affiliates.

Termination of Employment.  Unless otherwise determined by the Compensation Committee or otherwise set forth in each award agreement, stock options will terminate on the date three months following termination of a participant. For other types of awards, the Compensation Committee will determine whether any awards granted in such award agreement will continue to be exercisable, continue to vest or be earned and the terms of such exercise, vesting or earning, on and after the date that a participant ceases to be employed by or to provide services to us (including as a director), whether by reason of death, disability, voluntary or involuntary termination of employment or services, or otherwise. The date of termination of a participant’s employment or services will be determined by the Compensation Committee, which determination will be final.

Transferability of Awards.  No award and no shares that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, can be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution. Awards may be exercised during the life of the participant only by the participant or the participant’s guardian or legal representative. Subject to written approval by the Compensation Committee, a participant may assign or transfer a non-qualified stock option to a permitted assignee provided that such permitted assignee will be bound by and subject to all of the terms and conditions of the Incentive Plan and the award agreement. A permitted assignee includes (i) a member of the optionholder’s immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), any person sharing the optionholder’s household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the optionholder) control the management of assets, and any other entity in which these persons (or the optionholder) own more than 50% of the voting interests; (ii) third parties designated by the Compensation Committee in connection with a program established and approved by the Compensation Committee pursuant to which participants may receive a cash payment or other consideration in consideration for the transfer of a non-qualified stock option; and (iii) such other transferees as may be permitted by the Committee in its sole discretion.

Compliance with Section 409A.  To the extent that the terms of any award held by a participant who is subject to United States Federal income tax requires or permits installment or deferred payment of such award resulting in a “deferral of compensation” within the meaning of Section 409A (a “Section 409A Award”), the award will be subject to additional terms and conditions as provided under the Incentive Plan. These additional terms and conditions of the Incentive Plan are designed to make Section 409A Awards comply with Section 409A and avoid its adverse tax consequences. Generally the Incentive Plan requires that deferral elections and subsequent distributions of deferred compensation must comply with Section 409A.

An award agreement may contain additional terms and restrictions, including vesting conditions, not inconsistent with the terms of the Incentive Plan, as the Compensation Committee may determine.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the Incentive Plan.

As of the date of this prospectus, we have no options or other awards outstanding under the Incentive Plan.

Federal Income Tax Consequences of Awards.  There will be no federal income tax consequences to the participant or us upon the grant of an option under the Incentive Plan. Upon exercise of an option that is not an incentive stock option, a participant generally will recognize ordinary income in an amount equal to (i) the fair market value, on the date of exercise, of the acquired shares; less (ii) the exercise price of the option. We will generally be entitled to a tax deduction in the same amount.

Upon the exercise of an incentive stock option, a participant recognizes no immediate taxable income. Income recognition is deferred until the participant sells the shares. If the option is exercised no later than three months after the termination of the participant’s employment, and the participant does not dispose of the shares acquired pursuant to the exercise of the option within two years from the date the option was granted and within one year after the exercise of the option, the gain on the sale will be treated as long-term capital gain. We are not entitled to any tax deduction with respect to the grant or exercise of incentive stock options, except that if the shares are not held for the full term of the holding period outlined above, the gain on the sale of such shares, being the lesser of: (i) the fair market value of the shares on the date of exercise minus the option price or (ii) the amount realized on disposition minus the exercise price, will be taxed to the participant as ordinary income, and we will generally be entitled to a deduction in the same amount. The excess of the fair market value of the shares acquired upon exercise of an incentive stock option over the exercise price therefor constitutes a tax preference item for purposes of computing the “alternative minimum tax” under the Code.

There will be no federal income tax consequences to either the participant or us upon the grant of a SAR. However, the participant generally will recognize ordinary income upon the exercise of a SAR in an amount equal to the aggregate amount of cash and the fair market value of the shares received upon exercise. We will generally be entitled to a deduction equal to the amount includible in the participant’s income.

There will be no federal income tax consequences to either the participant or us upon the grant of restricted shares until expiration of the restricted period and the satisfaction of any other conditions applicable to the restricted shares. At that time, the participant generally will recognize taxable income equal to the then fair market value for the shares. We will generally be entitled to a corresponding deduction.

There will be no federal income tax consequences to the participant or us upon the grant of RSUs, as defined in the Plan. Participants generally will recognize taxable income at the time when such Awards are paid or settled in an amount equal to the aggregate amount of cash and the fair market value of shares acquired. We will generally be entitled to a deduction equal to the amount includible in the participant’s income.

Effectiveness of the Incentive Plan; Amendment and Termination.  The Incentive Plan became effective on January 29, 2014. The Incentive Plan will remain available for the grant of awards until the tenth anniversary of the effective date. The board may amend, alter or discontinue the Incentive Plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent. In addition, stockholder approval is required for any amendment that would, for example, increase the maximum number of shares available for grants and awards, reduce the price at which options may be granted, change the class of eligible participants, and as otherwise required by law or under stock exchange listing requirements.

RELATED PARTY TRANSACTIONS AND STRUCTURE OF THE COMPANY
AND RELATED PARTIES

Related Party Transaction Policy

In connection with this offering, we have adopted a written related party transaction policy, which covers transactions between us and our directors, executive officers, 5% or greater stockholders and parties related to the foregoing, such as immediate family members and entities they control. The policy will require that any such transaction be considered and approved by our Audit Committee (or a special committee formed for this purposes consisting entirely of independent directors, the “Special Committee”) prior to entry into such transaction. In reviewing such transactions, the policy will require the Audit Committee or the Special Committee to consider all of the relevant facts and circumstances available to the Audit Committee or the Special Committee, including (if applicable) but not limited to the benefits to the Company, the availability of other sources for comparable products or services the terms of the transaction and the terms available to unrelated third parties or to employees generally.

Under the policy, if we should discover related party transactions that have not been approved, the Audit Committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

Certain Relationships and Related Transactions

Snake River Vineyards, a Washington joint venture is jointly owned by P.J. Taggares Company, a Washington corporation (“PJTCO”) and Taggares Farms, Inc., a Washington corporation and a wholly-owned subsidiary of P.J. Taggares Company (“TFI”). PJTCO is owned by several members of the Taggares family and various estate planning trusts, including Peter. J. Taggares IV, our President, Chief Executive Officer, a director and the beneficial owner of 1,548,132 shares of our common stock (or approximately 80% of our outstanding common stock before this offering), and Peter J. Taggares III, a non-voting board observer, one of our management advisors and the beneficial owner of 299,519 shares of our common stock (or approximately 15.5% of outstanding common stock before this offering). PJTCO and TFI will be paid $29.3 million by us upon the closing of the acquisition in which we will acquire the business and assets of Snake River Vineyards, which is contingent upon and will occur in connection with the completion of this offering. Peter Taggares IV, Peter Taggares III (individually and with his spouse) and Jessica Kay Loera, sister of Peter Taggares IV, are entitled to receive approximately $0.5 million, $2.5 million and $0.5 million, respectively, in connection with the acquisition of the business and assets of Snake River Vineyards. Funds received by each of Peter Taggares IV and Jessica Kay Loera will be placed into separate trusts for each of their respective benefit.

T3 Ag Investments, LLC, a Washington limited liability company (“T3 Ag”) is wholly owned by Peter J. Taggares IV, our President, Chief Executive Officer and Director. T3 Ag was formed for the purpose of acquiring the Business and Assets, and has assigned to us its rights under several existing agreements, including the agreements to purchase the Business and Assets in exchange for shares of common stock of Taggares Agriculture Corp. T3 Ag has also advanced to us approximately $550,000 to use for legal, advisory, accounting and consulting expenses and employee compensation prior to the completion of this offering. We will repay the amounts borrowed from T3 Ag, which includes interest at a rate of 4.0% per annum, which is T3 Ag’s borrowing cost, as soon as practicable following completion of this offering out of the proceeds of this offering.

We have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

Structure of the Company and Related Parties

The following is a diagram of the purchase of the Business and Assets of SRV and the corporate structures and ownership percentages of the parties involved. Except for the change in the ownership percentages of Taggares Agriculture Corp resulting from this offering (as described elsewhere in this prospectus, including in the “Principal Stockholders” section on page 91 of this prospectus), the corporate structures and ownership percentages of the parties involved will not change as a result of the acquisition of the Business and Assets of SRV. Except for shares of our common stock beneficially owned by Peter J. Taggares III and Peter J. Taggares IV (and his respective affiliates identified below), before and immediately following the acquisition of the Business and Assets of SRV, none of SRV J.V., Bubby T, PJTCO, TFI or any other member of the extended Taggares family has any ownership interest in Taggares Agriculture Corp. We do not currently expect any of such individuals or entities to acquire shares of our common stock in the future, but we cannot guarantee that such individuals or entities will not purchase shares of our common stock in the future.

(1)	Percentages based on total legal ownership and voting control over the respective legal entities. Includes ownership interests held in trust accounts for the benefit of the respective individuals or his or her immediate family. Totals may not sum due to rounding. Pete Taggares III and Sandra Taggares are the parents of Peter J. Taggares IV. Jessica K. Loera (formerly Jessica K. Taggares) is the sister of Peter J. Taggares IV. The Peter J. Taggares IV GST Trust is an estate planning vehicle for the benefit of Peter J. Taggares IV.
(2)	TFI is 100% owned by PJTCO.
(3)	SRV J.V. is 94% owned by PJTCO, and 6% owned by a wholly-owned subsidiary of PJTCO, TFI.
(4)	Bubby T, LLC owns approximately 141 acres of agricultural land on which SRV operates, to be acquired in connection with the acquisition of the Business and Assets of SRV.
(5)	Shows post-offering ownership of Taggares Agriculture Corp. based on the sale of 7,000,000 shares of common stock in connection with this offering and 8,236,188 total shares of common stock outstanding following the completion of this offering. These ownership percentages assume that in connection with this offering, Peter J. Taggares III and Peter J. Taggares IV will re-invest approximately $500,000 each of their proceeds from the sale of the Business and Assets of SRV for shares of our common stock through a directed share program, or 76,924 shares of common stock each, at an assumed public offering price of $6.50 per share. All of such shares of common stock will be subject to a lock-up agreement restricting the sale of such shares for six months from the date of this prospectus. Totals may not sum due to rounding.
(6)	Includes shares of common stock held by (a) T3 Ag Investments, LLC, which is wholly owned by Peter J. Taggares IV, (b) Peter J. Taggares IV Irrevocable Trust, of which Peter J. Taggares IV may be deemed to be beneficial owner, and (c) Peter J. Taggares IV GST Trust, an estate planning vehicle for the benefit of Peter J. Taggares IV, assuming the purchase by such entity of shares of common stock in this offering from proceeds of the sale of the Business and Assets of SRV as noted in footnote 5 above.

On May 13, 2014, the Company effected a redemption of an aggregate of 969,329 shares of common stock (on a pre-reverse split basis) previously issued to certain entities affiliated with Peter J. Taggares IV, and of which Mr. Taggares was beneficial owner. The redemption price paid by the Company of $0.0001 per share was equal to the original purchase price paid for the shares of redeemed common stock, for a total of $96.94. This redemption had the effect of reducing the amount of Company common stock beneficially owned by Mr. Taggares through his affiliated entities from 86.7% on a pre-redemption basis to 80.0% on a post-redemption basis.

In addition, on June 3, 2014, the Company effected a 1-for-0.63882515389 reverse stock split to reduce the aggregate number of outstanding shares of common stock from 1,935,096 shares on a pre-reverse split basis to a total of 1,236,188 shares on a post-reverse split basis. The reverse stock split had the effect of reducing the percentage of common stock to be held by the Company’s existing stockholders on a post-offering basis from 23.5% to 16.9% (which includes shares of common stock that the Company anticipates will be purchased by existing stockholders in this offering, but assumes that the underwriters do not exercise their over-allotment option to purchase additional common stock). In addition, the reverse stock split will have the effect of increasing the percentage of common stock to be held by investors in this offering (not including shares of common stock to be purchased by existing stockholders in this offering) on a post-offering basis from 76.5% to 83.1% (assuming that the underwriters do not exercise their over-allotment option to purchase additional common stock).

As noted above, the Company determined that utilizing the proceeds of a public offering would provide us with a better opportunity to accelerate the growth of our business. Therefore, in order to help improve the Company’s ability to consummate a successful public offering, the Company’s board of directors and its existing stockholders determined that it would be advisable and in the best interest of the Company and its stockholders to effect the redemption and reverse stock split described above. Specifically, the Company determined that reducing the post-offering ownership of Mr. Taggares and the other pre-offering stockholders would help make our common stock more attractive to a broader range of institutional and other investors by increasing the post-offering share holdings of the Company’s public stockholders. Moreover, the redemption and reverse stock split would also decrease the level of control and amount of influence that Mr. Taggares could exercise over our management and affairs following the closing of this offering, and help reduce the concentration of ownership of the Company’s common stock. For these reasons, the Company determined that effecting the redemption and reverse stock split would better position the Company for a public offering, thus enhancing the Company’s ability to expand its business and operations and, therefore, were in the best interests of the Company and its stockholders.

PRINCIPAL STOCKHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, as of June 5, 2014 and as adjusted to reflect the sale of 7,000,000 shares of common stock in this offering, by (i) each person whom we knew beneficially owned more than 5% of the outstanding shares of our common stock, (ii) each of our directors, and (iii) all of the current directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to shares beneficially owned.

			Percentage of the Class Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Before This Offering	After This Offering
T3 Ag Investments, LLC(1)(2)	669,573		54.2%	8.1%
Peter J. Taggares IV Irrevocable Trust(1)(3)	319,413		25.8	3.9
Peter John Taggares III & Sandra Kay Taggares(1)(4)	268,264	(5)	15.5	3.3	(5)
All directors and executive officers as a group (one person)(6)	1,065,910	(7)	80.0	12.9	(7)

(1)	The address for each of these beneficial owners is 7601 W. Clearwater Ave., Box 16, Kennewick, WA 99336.
(2)	T3 Ag Investments, LLC is wholly owned by Peter J. Taggares IV, our President, Chief Executive Officer and director.
(3)	Julie Ann Taggares, wife of Peter J. Taggares IV, is the trustee of the Peter J. Taggares IV Irrevocable Trust, which is for the benefit of Mr. Taggares’ children. Peter J. Taggares IV may be deemed to be the beneficial owner of shares owned by the Peter J. Taggares IV Irrevocable Trust.
(4)	Peter John Taggares III and Sandra Kay Taggares are the father and mother, respectively of Peter J. Taggares IV, our President, Chief Executive Officer and director. Peter J. Taggares III is also an advisor to our management and non-voting board observer.
(5)	Includes 76,924 shares of our common stock we anticipate will be purchased by Peter John Taggares III and Sandra Kay Taggares in this offering from proceeds of the sale of the Business and Assets of SRV.
(6)	Includes shares held by (a) T3 Ag Investments, LLC, which is wholly owned by Peter J. Taggares IV, our President, Chief Executive Officer and director, (b) Peter J. Taggares IV Irrevocable Trust, of which Peter J. Taggares IV may be deemed to be beneficial owner, and (c) Peter J. Taggares IV GST Trust, an estate planning vehicle for the benefit of Peter J. Taggares IV, assuming the purchase by such entity of shares of common stock in this offering from proceeds of the sale of the Business and Assets of SRV.
(7)	Includes 76,924 shares of our common stock we anticipate will be purchased by Peter J. Taggares IV GST Trust in this offering from proceeds of the sale of the Business and Assets of SRV.

On May 13, 2014, the Company effected a redemption of an aggregate of 969,329 shares of common stock (on a pre-reverse split basis) previously issued to certain entities affiliated with Peter J. Taggares IV, and of which Mr. Taggares was beneficial owner. The redemption price paid by the Company of $0.0001 per share was equal to the original purchase price paid for the shares of redeemed common stock, for a total of $96.94. This redemption had the effect of reducing the amount of Company common stock beneficially owned by Mr. Taggares through his affiliated entities from 86.7% on a pre-redemption basis to 80.0% on a post-redemption basis.

In addition, on June 3, 2014, the Company effected a 1-for-0.63882515389 reverse stock split to reduce the aggregate number of outstanding shares of common stock from 1,935,096 shares on a pre-reverse split basis to a total of 1,236,188 shares on a post-reverse split basis. The reverse stock split had the effect of reducing the percentage of common stock to be held by the Company’s existing stockholders on a post-offering basis from 23.5% to 16.9% (which includes shares of common stock that the Company anticipates will be purchased by existing stockholders in this offering, but assumes that the underwriters do not exercise their over-allotment option to purchase additional common stock). In addition, the reverse stock split will have the effect of increasing the percentage of common stock to be held by investors in this offering (not including shares of common stock to be purchased by existing stockholders in this offering) on a post-offering basis from 76.5% to 83.1% (assuming that the underwriters do not exercise their over-allotment option to purchase additional common stock).

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, all with a par value of $0.0001 per share. Following this offering, we will have 8,236,188 shares of common stock and no shares of preferred stock outstanding.

Common Stock

As of June 5, 2014 we had 1,236,188 shares of common stock outstanding, held by nine stockholders. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Subject to the preference in dividend rights of any series of preferred stock that we may issue in the future, the holders of common stock are entitled to receive such cash dividends, if any, as may be declared by our board of directors out of legally available funds. Upon liquidation, dissolution or winding up, after payment of all debts and liabilities and after payment of the liquidation preferences of any shares of preferred stock then outstanding, the holders of the common stock will be entitled to participate pro rata in all assets that are legally available for distribution.

Other than the rights described above, the holders of common stock have no preemptive subscription, redemption, sinking fund or conversion rights and are not subject to further calls or assessments. The rights and preferences of holders of common stock will be subject to the rights of any series of preferred stock that we may issue in the future.

On June 3, 2014, the Company effected a 1-for-0.63882515389 reverse stock split to reduce the aggregate number of outstanding shares of common stock from 1,935,096 shares on a pre-reverse split basis to a total of 1,236,188 shares on a post-reverse split basis. As a result of the reverse stock split, each one share of common stock of the Company, either issued or outstanding or held by the Company as treasury stock, immediately prior to the filing and effectiveness of the Certificate of Amendment to the Company’s Certificate of Incorporation filed with the Secretary of State of the State of Delaware on June 3, 2014, was automatically combined and converted (without any further act) into 0.63882515389 shares of fully paid and nonassessable shares of common stock, with resultant fractional shares rounded to the nearest whole number of shares (and no consideration paid therefor).

Preferred Stock

We have never had, and immediately following this offering we will not have, any shares of preferred stock outstanding. Our board of directors, without any further vote or action by our stockholders, has the authority to issue up to an aggregate of 10,000,000 shares of preferred stock from time to time, in one or more classes or series or shares, on terms that it may determine, including among other things:

•	its dividend rate;
•	its liquidation preference;
•	whether or not the shares will be convertible into, or exchangeable for, any other securities; and
•	whether or not the shares will have voting rights, and, if so, determine the extent of the voting powers and the conditions under which the shares will vote as a separate class.

We believe that our board of directors’ ability to issue preferred stock on such a wide variety of terms will enable the Preferred Stock to be used for important corporate purposes, such as financing acquisitions or raising additional capital. However, were it inclined to do so, our board of directors could issue all or part of the preferred stock with, among other things, substantial voting power or advantageous conversion rights. This stock could be issued to persons deemed by our board of directors likely to support our current management in a context for control of us, either as a precautionary measure or in response to a specific takeover threat. We have no current plans to issue preferred stock for any purpose.

2014 Equity Incentive Plan

Our Incentive Plan currently authorizes the grant of up to 1,626,595 shares of common stock (subject to adjustment for stock splits and similar capital changes) in connection with incentive and non-qualified stock option grants, restricted stock awards, and SARs. Employees and, in the case of nonqualified stock options, directors, consultants or any affiliate are eligible to receive grants under our plan. As of the date of this prospectus, there are no options or other awards outstanding under our Incentive Plan.

The number of shares of common stock issuable pursuant to the 2014 Equity Incentive Plan was increased by the Company’s board of directors and stockholders to 1,626,595 on a post-reverse split basis (see the description of the reverse stock split under the heading “Common Stock” on the previous page).

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an “Interested Stockholder” did own, 15% or more of the corporation’s voting stock.

The existence of this provision may have an anti-takeover effect with respect to transactions the Company’s board of directors does not approve in advance. Section 203 may also discourage attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

These provisions of Delaware law and the Certificate of Incorporation could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Company’s Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the Company’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

In addition, our authorized but unissued shares of common stock and preferred stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction. Our authorized but unissued shares may be used to delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The board of directors is also authorized to adopt, amend or repeal our bylaws which could delay, defer or prevent a change in control.

Further, our bylaws and certificate of incorporation provide that:

•	our board of directors is divided into three classes, with each class serving a staggered three-year term;
•	the removal of directors by stockholders may be only for cause and by a vote of at least a majority of the voting power of the issued and outstanding capital stock;
•	our stockholders are prevented from acting by written consent are prevented from calling special meetings unless certain specific conditions are met; and
•	our stockholders must give advance notice to propose business at an annual meeting of stockholders or director nominations at annual or special stockholder meetings.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is VStock Transfer, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

This Offering

Upon completion of the offering, we expect to have 8,236,188 shares of common stock outstanding. This number assumes no exercise of the underwriters’ over-allotment option. We expect to have 9,286,188 shares of common stock outstanding if the underwriters’ over-allotment is exercised in full. Of these shares, the 7,000,000 shares of common stock sold in this offering (8,050,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely tradable without restrictions or further registration under the Securities Act of 1933, except that any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 under the Securities Act.

Outstanding Restricted Stock

The remaining 1,236,188 outstanding shares of common stock are restricted securities within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. The holders of these shares have agreed not to sell or otherwise dispose of any of their shares of common stock for a period of six months after completion of this offering, without the prior written consent of ROTH Capital Partners, the representative of the underwriters, subject to certain limited exceptions. After the expiration of the lock-up period, all of the outstanding restricted shares subject to the lock-up may be sold in the public market pursuant to Rule 144.

Under Rule 144, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their shares provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale; (ii) we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for at least 90 days before the sale; and (iii) if the sale occurs prior to satisfaction of a one-year holding period, we provide current information at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of:

•	1% of the total number of shares of the same class then outstanding, which will equal approximately 82,362 shares immediately after this offering; or
•	the average weekly trading volume of such shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Such sales under Rule 144 by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Stock Options

Not earlier than 90 days after the date of completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our Incentive Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. A total of 1,626,595 shares are reserved for issuance under our Incentive Plan. As of the date of this prospectus, we have not granted any options or awards under our Incentive Plan. The Form S-8 registration statement will become effective immediately upon filing.

UNDERWRITING

Janney Montgomery Scott is acting as the representative of the underwriters. We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. In connection with this offering and subject to certain terms and conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of shares of common stock set forth opposite the name of each underwriter.

Underwriter	Number of Shares of Common Stock
Janney Montgomery Scott LLC
Roth Capital Partners, LLC
Feltl and Company, Inc.
Total	7,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option, if any shares of common stock are purchased. The underwriters are offering the shares of common stock when, as and if issued to and accepted by them, subject to a number of conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for this purpose have been initiated or threatened by the Securities and Exchange Commission.

The representative of the underwriters has advised us that the underwriters propose to offer our shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $    per share. The underwriters and selected dealers may reallow a concession to other dealers, including the underwriters, of not more than $    per share. After completion of the public offering of the shares of common stock, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.

The underwriters have informed us that they do not expect to confirm sales of our shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

We have been advised by the representative of the underwriters that the underwriters intend to make a market in our securities but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with the offering, the underwriters or certain of the securities dealers may distribute prospectuses electronically.

Over-allotment Option

Pursuant to the underwriting agreement, we have granted the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional 1,050,000 shares of common stock, on the same terms as the other shares of common stock being purchased by the underwriters from us. The underwriters may exercise the option solely to cover over-allotments, if any, in the sale of the shares of common stock that the underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discount and proceeds to us before offering expenses will be $    , $    and $    , respectively.

Stabilization

The rules of the SEC generally prohibit the underwriters from trading in our securities on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

•	Stabilizing transactions consist of bids or purchases made by the representative for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.
•	Short sales and over-allotments occur when the representative, on behalf of the underwriting syndicate, sells more of our shares of common stock than it purchases from us in this offering. To cover the resulting short position, the representative may exercise the over-allotment option described above or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will make available a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of shares covered by the registration statement.
•	Syndicate covering transactions are bids for or purchases of our securities on the open market by the representative on behalf of the underwriters in order to reduce a short position incurred by the representative.
•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the NASDAQ Capital Market or otherwise.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Underwriters’ Compensation

We have agreed to sell the shares of common stock to the underwriters at the initial offering price of $    per share, which represents the initial public offering price of the shares of common stock set forth on the cover page of this prospectus less the 7% underwriting discount.

We have also agreed to reimburse the underwriters for certain out-of-pocket expenses incurred by them, including fees and disbursements of their counsel, up to an aggregate of $210,000 with respect to this offering.

We estimate that expenses payable by us in connection with the offering of our common stock, other than the underwriting discounts and commissions and the counsel fees and disbursement reimbursement provisions referred to above, will be approximately $       .

The following table summarizes the underwriting discount we will pay to the underwriters and the non-accountable expense allowance we will pay to the representative of the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total without Over-Allotment Option	Total with Over-Allotment Option
Total underwriting discount to be paid by us	$	$	$

Lock-Up Agreements

Our executive officers, directors and certain of our stockholders, which represent in the aggregate 100% of our currently outstanding shares of common stock, have agreed to a 180-day “lock-up” from the effective date of this prospectus of shares of common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding convertible securities and options and options which may be issued. This means that, for a period of 180 days following the effective date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative of the underwriters. The lock-up period described in the preceding paragraph will be extended if we cease to be an “emerging growth company” at any time prior to the expiration of the lock-up period and if (1) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the lock-up period will be extended until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

The underwriters have no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lockup agreements, the underwriter may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

In addition, the underwriting agreement provides that we will not, for a period of 180 days following the effective date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the representative underwriter.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. The public offering price of the shares of common stock offered by this prospectus has been determined by negotiation between us and the underwriters. Among the factors considered in determining the public offering price of the shares of common stock were:

•	our history and our prospects;
•	the industry in which we operate;
•	the status and development prospects for our products and services;
•	the previous experience of our executive officers; and
•	the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares of common stock. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the shares of common stock can be resold at or above the public offering price or that an active trading market for our common stock will develop and continue after this offering.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to approximately 3.5% of the shares offered by this prospectus for sale to some of our executive officers and directors through a directed share program. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. We expect that Peter J. Taggares III and Peter J. Taggares IV will re-invest approximately $500,000 each of their proceeds from the sale of the Business and Assets of SRV for shares of our common stock through the directed share program, or 76,924 shares of common stock each, at an assumed public offering price of $6.50 per share.

Listing

The Company has applied to list the common stock on the NASDAQ Capital Market, subject to notice of issuance, under the symbol “TAG.”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter, and should not be relied upon by investors.

Other Relationships

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Investors in the United Kingdom

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus and the related prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any such securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
(c)	by the underwriter to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or
(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of these securities shall result in a requirement for the publication by the issuer or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any such securities to be offered so as to enable an investor to decide to purchase any such securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any of the securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and
(b)	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

European Economic Area

In particular, this document does not constitute an approved prospectus in accordance with European Commission’s Regulation on Prospectuses no. 809/2004 and no such prospectus is to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (being the Directive of the European Parliament and of the Council 2003/71/EC and including any relevant implementing measure in each Relevant Member State) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in the last annual or consolidated accounts; or
•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. For these purposes the shares offered hereby are “securities.”

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus will be passed upon for the Company by Summit Law Group, PLLC, Seattle, Washington. Certain legal matters in connection with this offering will be passed upon for the underwriters by Dickinson Wright PLLC, Troy, Michigan.

EXPERTS

The audited financial statements and schedules included in this prospectus and elsewhere in the registration statement have been audited by Peterson Sullivan LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

In connection with the shares of common stock offered by this prospectus, we have filed a registration statement on Form S-1 under the Securities Act of 1933 with the SEC. This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. For further information with respect to our shares of common stock, and us, you should refer to the registration statement and the accompanying exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the actual contents of the contract or other document referred to. You may inspect a copy of the registration statement and the accompanying exhibits without charge at the Securities and Exchange Commission’s public reference facilities, Room 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies of all or any part of the registration statement from those offices for a fee. You may obtain information on the operation of the public reference facilities by calling the Securities and Exchange Commission at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the site is http://www.sec.gov.

We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm.

TAGGARES AGRICULTURE CORP.
INDEX TO FINANCIAL STATEMENTS

SNAKE RIVER VINEYARDS, J.V.
INDEX TO FINANCIAL STATEMENTS

EXPLANATORY NOTE

The issuer of the shares of common stock being offered by this prospectus, Taggares Agriculture Corp., a Delaware corporation, was formed in January 2014 and will begin operations following its acquisition of the business and assets of Snake River Vineyards following the completion of this offering. Due to the timing of the acquisition transaction, resulting in Taggares Agriculture Corp. owning all or substantially all of the business and assets of Snake River Vineyards, the financial statements of Snake River Vineyards are presented in addition to those of Taggares Agriculture Corp.

As described in more detail elsewhere in this prospectus, the purchase of the business and assets of Snake River Vineyards involves a related party transaction in that Snake River Vineyards are owned by certain persons and entities that are affiliated with Taggares Agriculture Corp. Consequently, certain of the officers, directors and stockholders of Taggares Agriculture Corp., including, without limitation, Peter J. Taggares IV and Peter J. Taggares III, have a minority financial interest in the proposed acquisition by Taggares Agriculture Corp. of the business and assets of Snake River Vineyards.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Taggares Agriculture Corp.
Kennewick, Washington

We have audited the accompanying balance sheet of Taggares Agriculture Corp. (“the Company”) as of February 28, 2014, and the related statements of income, stockholders’ deficit, and cash flows for the period from January 10, 2014 (inception), to February 28, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taggares Agriculture Corp. as of February 28, 2014, and the results of its operations and its cash flows for the period from January 10, 2014 (inception), to February 28, 2014, in conformity with accounting principles generally accepted in the United States.

/s/ PETERSON SULLIVAN LLP

Seattle, Washington
April 16, 2014

Taggares Agriculture Corp.

Balance Sheet
As of February 28, 2014

ASSETS
Current Assets
Cash	$290
Deposits	132,745
Deferred Offering Costs	371,867
Total current assets	504,902
Other Assets	2,385
TOTAL ASSETS	$507,287
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accrued expenses	$249,394
Note payable to Related Party	280,164
Total current liabilities	529,558
Commitments and Contingencies	—
Stockholders' deficit
Common stock, $.0001 par value; 100,000,000 authorized; 2,904,425 shares issued and outstanding	290
Retained deficit	(22,561)
Total stockholders' deficit	(22,271)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$507,287

Taggares Agriculture Corp.

Statement of Income
For the period from January 10, 2014 (Inception) to February 28, 2014

General and Administrative Expenses	$22,561
Loss from Operations	(22,561)
Net Loss	$(22,561)

Taggares Agriculture Corp.

Statement of Stockholders' Deficit
For the Period from January 10, 2014 (Inception) to February 28, 2014

	Number of Shares	Common Stock	Retained Deficit	Total
Issuance of Founders' Shares	2,904,425	$290	$—	$290
Net loss		—	(22,561)	(22,561)
Balances, February 28, 2014	2,904,425	$290	$(22,561)	$(22,271)

Taggares Agriculture Corp.

Statement of Cash Flows
For the period from January 10, 2014 (Inception) to February 28, 2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(22,561)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:
Increase in Accrued Expenses	5,536
Net Cash Used by Operating Activities	(17,025)
CASH FLOWS FROM INVESTING ACTIVITIES
Deposits Made on Purchase Agreements	(132,745)
Purchases of Property and Equipment	(2,385)
Net Cash Used by Investing Activities	(135,130)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Common Stock	290
Borrowings on Loan Facility	280,164
Expended on Offering Costs	(128,009)
Net Cash Provided by Financing Activities	152,445
NET INCREASE IN CASH AND CASH EQUIVALENTS	290
Cash and Cash Equivalents at Inception	—
CASH AND CASH EQUIVALENTS — END OF PERIOD	$290
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest Paid	$—

TAGGARES AGRICULTURE CORP.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2014

NOTE 1  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Taggares Agriculture Corp. (“the Company”), a Delaware corporation, was formed in January 2014 and will begin operations following its acquisition of the business and assets of Snake River Vineyards (see Note 3) following the completion of a public offering of its stock. In conjunction with its formation, shares of common stock were issued at par value to certain individuals involved with its creation, and these shares are referred to as “Founder’s Shares.”

Fiscal Year End

The Company’s fiscal year end is November 30.

Basis of Accounting

The financial statements of the Company, including balance sheet, income statement, statement of stockholders’ deficit and statement of cash flows, have been prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company periodically evaluates the estimates. The estimates are based on current and expected economic conditions, historical experience and various other specific assumptions that the Company believes to be reasonable.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash and cash equivalents to include cash and investments with an original maturity date of three months or less. Cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation at various times during the year. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risks on cash deposits.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates. The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be utilized against future taxable income. The deferred tax asset at February 28, 2014, is not material and related primarily to the net operating loss incurred and a full valuation allowance has been recorded against it.

NOTE 2  CURRENT ASSETS

Deposits

As of February 28, 2014, the Company paid $132,745 in deposits, which is comprised of amounts required as down-payment on the business and assets to be acquired from Bubby T and Snake River Vineyards J.V., as per the Purchase Agreements entered into by T3 Ag Investments, LLC, a related party, and subsequently assigned to Taggares Agriculture Corp.

TAGGARES AGRICULTURE CORP.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2014

NOTE 2  CURRENT ASSETS – (continued)

Deferred Offering Costs

Also as of February 28, 2014, the Company incurred $371,867 in deferred offering costs, which are the direct and incremental costs related to a public offering of its common stock. These costs have been capitalized until the offering is completed, at which time they will be offset against the proceeds of the offering.

NOTE 3  COMMITMENTS AND CONTINGENCIES

As of February 28, 2014, there were no known or threatened lawsuits or unasserted claims.

The Company entered into an agreement to purchase substantially all of the real property, water and other rights related to the real property, equipment and business operations from Snake River Vineyards J.V. for $29.3 million, and an agreement to purchase the real property owned by Bubby T, LLC for $700,000 (collectively, the “Business and Assets”). The purchase and sale of the Business and Assets is contingent upon completion of a public offering by the Company.

NOTE 4  NOTE PAYABLE

In connection with the formation of the Company and all of the activities related to its public offering of common stock, the Company has received all of its funding from T3 Ag Investments, LLC, a related party. This debt will be repaid with proceeds from the sale of the Company’s stock. As of February 28, 2014, the Company owed a total of $280,164, which includes interest at 4% per annum. See Note 5, Related Party Transactions, for further clarification of this arrangement.

NOTE 5  RELATED PARTY TRANSACTIONS

The planned purchase of the business and assets of Snake River Vineyards involves a related party transaction in that Snake River Vineyards is owned by certain persons and entities that are affiliated with Taggares Agriculture Corp. Consequently, certain of the officers, directors and stockholders of Taggares Agriculture Corp., including, Peter J. Taggares IV and Peter J. Taggares III, have a minority financial interest in the proposed acquisition by Taggares Agriculture Corp. of the business and assets of Snake River Vineyards.

In addition to the relationship described above, T3 Ag Investments, LLC, which is wholly owned by Peter J. Taggares IV, the Company’s President, Chief Executive Officer, and a Director, has fully funded the operations of the Company to date, and will be reimbursed by the Company from proceeds of the planned public offering of common stock.

TAGGARES AGRICULTURE CORP.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Snake River Vineyards, J.V.
Burbank, Washington

We have audited the accompanying balance sheets of Snake River Vineyards, J.V. (“the Company”) as of November 30, 2013 and 2012, and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Snake River Vineyards, J.V. as of November 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ PETERSON SULLIVAN LLP
Seattle, Washington
February 24, 2014

SNAKE RIVER VINEYARDS, J.V.

BALANCE SHEETS

	November 30,		February 28,
			(Unaudited)
	2013	2012	2014
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$33,721	$66,192	$39,128
Trade Receivables	1,320,107	2,137,986	451,517
Inventory	2,083,132	2,902,117	2,819,677
Prepaid Expenses and Other	63,569	62,504	34,010
Total Current Assets	3,500,529	5,168,799	3,344,332
Land and Water Rights	4,505,000	4,505,000	4,505,000
Property and Equipment, Net	1,410,227	1,648,980	1,342,257
Other Assets	53,473	34,533	53,473
TOTAL ASSETS	$9,469,229	$11,357,312	$9,245,062
LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES
Accounts Payable, Trade	$33,923	$208,268	$244,564
Advances from Customers on Inventory Pools	717,300	1,188,986	916,200
Accrued Liabilities	76,187	157,900	143,790
Related Party Payable	25,000	77,232	25,000
Current Maturities of Note Payable	1,489,027	1,410,389	754,612
Total Current Liabilities	2,341,437	3,042,775	2,084,166
LONG-TERM LIABILITIES
Note Payable, Less Current Maturities	—	1,489,027	—
TOTAL LIABILITIES	2,341,437	4,531,802	2,084,166
COMMITMENTS AND CONTINGENICIES
MEMBERS' EQUITY	7,127,792	6,825,510	7,160,896
TOTAL LIABILITIES AND MEMBERS' EQUITY	$9,469,229	$11,357,312	$9,245,062

SNAKE RIVER VINEYARDS, J.V.

STATEMENTS OF INCOME

	Fiscal Year Ended November 30,		Three Months Ended February 28,
			(Unaudited)
	2013	2012	2014	2013
NET SALES	$7,678,382	$9,918,659	$825,199	$531,815
COST OF SALES	5,875,819	4,777,330	209,667	140,537
GROSS PROFIT	1,802,563	5,141,329	615,532	391,278
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	153,589	165,853	58,680	52,580
INCOME FROM OPERATIONS	1,648,974	4,975,476	556,852	338,698
OTHER INCOME (EXPENSE)
Interest Expense	(108,017)	(184,867)	(13,946)	(33,491)
Other	(1,008)	(1,355)	4,470	(3,511)
Total Other Expense	(109,025)	(186,222)	(9,476)	(37,002)
NET INCOME	$1,539,949	$4,789,254	$547,376	$301,696
PRO FORMA STATEMENTS OF INCOME (unaudited):
Net income before provision for income taxes	$1,539,949	$4,789,254	$547,376	$301,696
Pro forma provision for income taxes (at 34% assumed effective tax rate for Taggares Agriculture Corp.)	523,583	1,628,346	186,108	102,577
Pro forma net income after taxes	$1,016,366	$3,160,908	$361,268	$199,119

SNAKE RIVER VINEYARDS, J.V.

STATEMENTS OF MEMBERS’ EQUITY

Total Members' Equity
BALANCE – DECEMBER 1, 2011	$3,366,720
Contributed Capital	30,000
Distributions	(1,360,464)
Net Income	4,789,254
BALANCE – NOVEMBER 30, 2012	6,825,510
Contributed Capital	30,000
Distributions	(1,267,667)
Net Income	1,539,949
BALANCE – NOVEMBER 30, 2013	7,127,792
Contributed Capital (unaudited)	7,500
Distributions (unaudited)	(521,772)
Net Income (unaudited)	547,376
BALANCE – FEBRUARY 28, 2014 (unaudited)	$7,160,896

SNAKE RIVER VINEYARDS, J.V.

STATEMENTS OF CASH FLOWS

	Fiscal Year Ended November 30,		Three Months Ended February 28,
			(Unaudited)
	2013	2012	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$1,539,949	$4,789,254	$547,376	$301,696
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	308,670	300,619	67,970	77,011
(Increase) Decrease in Assets:
Trade Receivables	817,879	(1,733,943)	868,590	2,137,986
Inventories	818,985	(901,779)	(736,545)	(1,002,899)
Prepaid Expenses and Other Assets	(26,851)	28,647	29,559	26,051
Increase (Decrease) in Liabilities:
Accounts Payable, Trade	(174,345)	(55,134)	210,641	268,399
Advances from Customers on Inventory Pools	(471,686)	312,546	198,900	1,799,715
Accrued Liabilities	(81,713)	(504)	67,603	(6,242)
Net Cash Provided by Operating Activities	2,730,888	2,739,706	1,254,094	3,601,717
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of Property and Equipment	(63,071)	(99,513)	—	(48,028)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment on Long-Term Debt	(1,410,389)	(1,335,904)	(734,415)	(695,630)
Borrowings from (Payments to) Related Parties	(52,232)	77,232	—	127,085
Member Contributions	30,000	30,000	7,500	7,500
Member Distributions	(1,267,667)	(1,360,464)	(521,772)	(2,997,696)
Net Cash Used by Financing Activities	(2,700,288)	(2,589,136)	(1,248,687)	(3,558,741)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(32,471)	51,057	5,407	(5,052)
Cash and Cash Equivalents – Beginning of Year	66,192	15,135	33,721	66,192
CASH AND CASH EQUIVALENTS – END OF YEAR	$33,721	$66,192	$39,128	$61,140
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest Paid	$140,338	$215,481	$41,153	$79,735

SNAKE RIVER VINEYARDS, J.V.

NOTES TO FINANCIAL STATEMENTS
FISCAL YEARS ENDED NOVEMBER 30, 2013 AND 2012 (audited) AND
THE THREE MONTHS ENDED FEBRUARY 28, 2014 AND 2013 (unaudited)

NOTE 1  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Snake River Vineyards, J.V. (the Company) is an agribusiness company founded and based in Burbank, Washington, committed to responsibly using and managing approximately 3,200 acres of land, water resources and other assets. The Company’s current operations consist of the production and sale of concord grapes and apples of several varieties. The Company’s water resources include water rights, including usage rights and pumping rights, to the water in the Snake River. The cost of the water rights is included with land.

Basis of Accounting

Through November 30, 2013 and February 28, 2014, the Company was included in the consolidated financial statements of the P. J. Taggares Company. The financial statements presented herein are of the Company on a stand-alone basis.

For purposes of stand-alone financial statement presentation, the Company’s 2013 and 2012 financial statements include an allocation of corporate expenses representing the utilization of services received from the consolidated group of companies to which the Company belonged. Amounts recorded of $30,000 per year for 2013 and 2012 and $7,500 for each of the three month periods ended February 28, 2014 and 2013 include an allocation of actual expenses incurred for general and administrative expenses, consisting primarily of salaries and other employee related costs, office rent and other general and administrative expenses.

Management believes these allocations to reasonably present the results of operations and cash flows of the Company. However, the financial statements may not be indicative of those that would have been realized had the Company operated as an independent stand-alone entity for the periods presented. Had the Company operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

Unaudited Financial Statements and Pro Forma Information

The accompanying unaudited interim financial statements as of February 28, 2014, and for the three months ended February 28, 2014 and 2013, are shown and should be read in conjunction with the audited financial statements and notes thereto of the Company for the year ended November 30, 2013. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments (consisting only of normal recurring items) considered necessary to present fairly the Company’s financial position at February 28, 2014 (unaudited) and the results of its operations and the cash flows for the three month period ended February 28, 2014 and 2013 (unaudited). Operating results for the three months ended February 28, 2014 (unaudited) are not necessarily indicative of the results that may be expected for the full year ending November 30, 2014.

The unaudited pro forma provision for income taxes included in the statements of income is computed by applying the effective income tax rate of 34% to pre-tax income. The effective income tax rate is based on the Company’s statutory federal income tax rate as no state taxes and no material permanent items are anticipated based on the Company’s state jurisdiction and nature of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company periodically evaluates the estimates. The estimates are based on current and expected economic conditions, historical experience and various other specific assumptions that the Company believes to be reasonable.

SNAKE RIVER VINEYARDS, J.V.

NOTES TO FINANCIAL STATEMENTS
FISCAL YEARS ENDED NOVEMBER 30, 2013 AND 2012 (audited) AND
THE THREE MONTHS ENDED FEBRUARY 28, 2014 AND 2013 (unaudited)

NOTE 1  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Revenue Recognition

Revenue and related costs are recognized in the statements of income when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred and title has transferred, (iii) selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Grapes — Revenue from the sale of grapes to third parties is recorded when title is passed, the price is fixed and determinable and collectability is reasonably assured, which is typically when the grapes are delivered to the Company’s customer. The Company sold substantially all of its grape production to one customer during the years ended November 30, 2013 and 2012.

In 2007, the Company entered into a contractual agreement with the one customer to sell the entire grape yield produced by the Company each crop year for five consecutive years starting with crop year 2007. The second contract term ended on December 31, 2013, and the third contract term has been extended to expire December 31, 2018.

Apples — SRV’s arrangements for sales of its apples with its packing sheds are such that SRV is the producer and supplier of the apples and the packing sheds are SRV’s customers for accounting purposes. The sales price for the apples delivered to the packing sheds is determined based on the volume, size, variety and grade of the apples delivered, and the average price for all apples of similar size, variety and grade pooled together in “inventory pools managed by each packing shed.” SRV bears inventory risk and retains certain pricing power until the product is packed, marketed and the inventory pools are sold to the purchasers. Revenue is recognized upon settlement of the inventory pool, which is when title for the apples has transferred to the purchasers and the selling price is fixed and determinable.

During the years ended November 30, 2013 and 2012 and the three month periods ended February 28, 2014 and 2013, SRV recognized revenues of $5,023,306, $3,444,331, $352,638 and $234,229, respectively, related to the inventory delivered to packing sheds in the prior year. The packing shed charges are recorded as a reduction of revenue based on the application of specific authoritative revenue recognition guidance entitled “Vendor’s Income Statement Characterization of Consideration Given to a Customer”. The identifiable benefit SRV receives from the packing sheds for packing and marketing services cannot be sufficiently separated from the sales of SRV’s apples facilitated by the packing sheds. In addition, SRV is not able to reasonably estimate the fair value of the benefit received from the packing sheds for such services and as such, these costs are characterized as a reduction of revenue in SRV’s statement of income.

Revenue from crop insurance proceeds is recorded when the amount of and the right to receive the payment can be reasonably determined. The Company recorded revenue from crop insurance proceeds of $8,672 and $1,965,244 related to grapes during the years ended November 30, 2013 and 2012, respectively, and did not record any revenue related to any crop insurance proceeds for the three months ended February 28, 2014 and 2013.

For certain crop years, the Company’s arrangements with packing sheds provide for certain additional payments to be made by packing sheds based on the pricing of apples the packing sheds are able to attain on behalf of the Company, as compared to the pricing of apples attained on behalf of the Company by the other packing sheds being utilized by the Company for that crop year. These amounts are determined after the full apple crop has been sold. Revenue from any such payments is recorded when the amount of and the right to receive the payment can be reasonably determined.

SNAKE RIVER VINEYARDS, J.V.

NOTES TO FINANCIAL STATEMENTS
FISCAL YEARS ENDED NOVEMBER 30, 2013 AND 2012 (audited) AND
THE THREE MONTHS ENDED FEBRUARY 28, 2014 AND 2013 (unaudited)

NOTE 1  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Major Customers

The Company had sales transactions with four major customers which accounted for approximately 100 percent and 77 percent of its gross sales for the years ended November 30, 2013 and 2012, respectively. The Company had sales transactions with one and three major customers, respectively, for approximately 97% and 98% of its gross sales for the three months ended February 28, 2014 and 2013, respectively.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all cash and cash equivalents to include cash and investments with an original maturity date of three months or less. Cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation at various times during the year. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risks on cash deposits.

Trade Receivables

Trade receivables are carried at the original invoice amount and are written off to expense in the period in which they are determined to be uncollectible. The Company provides for an allowance for doubtful trade receivables equal to the estimated uncollectible amounts. Management determines the uncollectibility of accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. Recoveries of trade receivables previously written off are recorded when received. As of November 30, 2013 and 2012, and February 28, 2014, no allowance was deemed necessary.

As of November 30, 2013 and 2012, there was one customer which accounted for approximately 99 percent and 100 percent, respectively, of the outstanding trade receivables. There was one customer which accounted for 100% of outstanding trade receivables as of February 28, 2014.

Inventories

Unharvested crop inventory — Costs of growing crops are accumulated until the time of harvest and are reported as inventory at the lower of cost or market value. Growing crop costs include labor, seed, fertilizer, water supply, equipment and other expenses directly related to growing crops. As of November 30, 2013 and 2012 and February 28, 2014 costs of unharvested crops included in inventory were $17,912, $-0- and $864,124, respectively.

Harvested crop inventory — Harvested crop inventory includes costs accumulated during the growing phase plus harvesting costs and are stated at the lower of those costs or the estimated net realizable value. Fruit delivered to packing sheds is included in the Company’s inventory until such time as title to the fruit has passed to the purchasers and the sales price is fixed or determinable. The sales price is fixed once inventory pools that include the Company’s fruit are sold to the purchasers. The cost of the Company’s apple inventory that had been delivered to packing sheds but for which title had not passed and for which the price was not fixed or determinable was $2,065,220 at November 30, 2013, $2,902,117 at November 30, 2012 and $1,955,553 at February 28, 2014.

Certain inventory costs, including depreciation of capitalized planting and development costs, and harvesting costs are associated with and allocated specifically to either grapes or apples. Certain other costs are allocated to grapes or apples on a per acre basis such as: costs of maintaining and running irrigation systems; fuel costs; property taxes; administrative costs; shop, repair and maintenance expenses; and crop and liability insurance. Costs of inventory are charged to cost of goods sold on a pro rata basis as the fruit is sold.

SNAKE RIVER VINEYARDS, J.V.

NOTES TO FINANCIAL STATEMENTS
FISCAL YEARS ENDED NOVEMBER 30, 2013 AND 2012 (audited) AND
THE THREE MONTHS ENDED FEBRUARY 28, 2014 AND 2013 (unaudited)

NOTE 1  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Major additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred.

Costs of planting and developing vineyards and orchards are capitalized until they become commercially productive. Planting costs consist primarily of the costs to purchase and plant nursery stock. Development costs consist primarily of maintenance costs of orchards and vineyards, such as cultivation, pruning, irrigation, spraying, and fertilization during the development period. The Company ceases the capitalization of costs and commences depreciation when the orchards and vineyards become commercially productive at which time development and maintenance costs are included in inventories as described above.

Depreciation is determined using the straight-line method over the estimated useful lives of the various classes of depreciable assets.

The estimated useful life for property and equipment is as follows:

Buildings	10 – 20 years
Equipment	3 – 10 years
Vehicles	1 – 3 years
Vineyards and Orchards	10 – 25 years

Long-Lived Assets

Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset’s carrying amount over the fair value of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell. As of November 30, 2013 and 2012 and February 28, 2014 long-lived assets are not considered to be impaired.

Advances from Customers on Inventory Pools

The Company delivers apples to the packing sheds after harvest and the packing sheds package and market the inventory. The Company receives advance payments from the packing sheds when apples are delivered to the packing shed and again when the apples are packed. Advance payments are based on fixed dollar amounts per bin of apples as specified in the contract with the packing sheds. These advances are recorded as a liability until the apple inventory pools are sold and settled by the packing sheds and revenue is recognized by the Company.

Sales Tax

The Company is exempt from sales tax due to the nature of the Company’s sales transactions.

SNAKE RIVER VINEYARDS, J.V.

NOTES TO FINANCIAL STATEMENTS
FISCAL YEARS ENDED NOVEMBER 30, 2013 AND 2012 (audited) AND
THE THREE MONTHS ENDED FEBRUARY 28, 2014 AND 2013 (unaudited)

NOTE 1  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Federal Income Taxes

All tax effects of the Company’s income or loss are passed through to the members individually; thus, these financial statements include no income tax expense or benefit for the Company.

Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that would jeopardize the entity’s status as a pass-through entity. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2010.

NOTE 2  PROPERTY AND EQUIPMENT

Property and equipment, recorded at cost, consisted of the following at November 30:

	2013
	Cost	Accumulated Depreciation	Net Book Value	Depreciation
Buildings	$116,117	$79,928	$36,189	$3,708
Equipment	1,600,492	1,495,259	105,233	27,952
Vehicles	243,264	193,909	49,355	39,644
Vineyards and Orchards	11,082,239	9,907,730	1,174,509	230,520
Construction in Progress	44,941	—	44,941	—
Total	$13,087,053	$11,676,926	$1,410,227	$301,824

	2012
	Cost	Accumulated Depreciation	Net Book Value	Depreciation
Buildings	$116,117	$76,220	$39,897	$3,708
Equipment	1,581,594	1,467,307	114,287	31,765
Vehicles	206,869	154,265	52,604	23,423
Vineyards and Orchards	11,082,239	9,677,210	1,405,029	233,225
Construction in Progress	37,163	—	37,163	—
Total	$13,023,982	$11,375,002	$1,648,980	$292,121

Depreciation expense for the years ended November 30, 2013 and 2012 was $301,824 and $292,121, respectively.

Property and equipment, recorded at cost, consisted of the following at February 28, 2014:

	Cost	Accumulated Depreciation	Net Book Value	Depreciation
Buildings	$116,117	$80,855	$35,262	$927
Equipment	1,600,492	1,502,203	98,289	6,944
Vehicles	243,264	203,820	39,444	9,911
Vineyards and Orchards	11,082,239	9,957,918	1,124,321	50,188
Construction in Progress	44,941	—	44,941	—
Total	$13,087,053	$11,744,796	$1,342,257	$67,970

Depreciation expense for the three months ended February 28, 2014 and 2013 was $67,970 and $74,887, respectively.

SNAKE RIVER VINEYARDS, J.V.

NOTES TO FINANCIAL STATEMENTS
FISCAL YEARS ENDED NOVEMBER 30, 2013 AND 2012 (audited) AND
THE THREE MONTHS ENDED FEBRUARY 28, 2014 AND 2013 (unaudited)

NOTE 3  LONG-TERM DEBT

Long-term debt consisted of the following: as of November 30 and February 28:

	November 30,		February 28,
	2013	2012	2014
*Note Payable, $775,363 Payable Semi-Annually, Including Interest Fixed at 5.50%, Maturity Date of June 30, 2014. The Loan is Collateralized by a Mortgage on Land, Irrigation Equipment, Plantings in Washington State, and the Ice Harbor Irrigation Co. Water Rights	$1,489,027	$2,899,416	$754,612
Less: Current Maturities	(1,489,027)	(1,410,389)	(754,612)
Total Long-Term Debt	$—	$1,489,027	$—

Interest expense on the long-term debt for the years ended November 30, 2013 and 2012, was $108,017 and $184,209, respectively, and for the three months ended February 28, 2014 and 2013 was $13,742 and $33,491, respectively.

*	The above note is due from the Company and the following related parties: P.J. Taggares Company, Janet Taggares, Peter J. Taggares III, Sandra Taggares and the Estate of Peter J. Taggares. The debt was recorded by the Company and is secured by the Company’s assets and thus is being reported at the full outstanding value on the Company’s balance sheets as of November 30, 2013 and 2012 and February 28, 2014.

NOTE 4  LEASES

On July 1, 1999, the Company entered into a ten-year lease agreement with a related party for irrigated farmland in Walla Walla County, Washington. The lease was extended for an additional ten-year term on June 29, 2009. The lease commenced on July 1, 2009 and ends on June 30, 2019. The minimum monthly payment is $300 per acre of irrigated farmland with 140.95 acres being leased per the lease agreement for a total yearly payment of $42,285 due July 1st each year. Additional amounts are also paid under the lease agreement for operating expenses, property taxes, etc.

The following is a schedule of future minimum rental payments required under the long-term leases:

Year Ending November 30,	Amount
2014	$42,285
2015	42,285
2016	42,285
2017	42,285
2018	42,285
Thereafter	42,285
Total	$253,710

Rent expense for the years ended November 30, 2013 and 2012 was $42,285 and $42,285, respectively.

NOTE 5  RELATED-PARTY TRANSACTIONS

The Company custom-farms 20 acres of Fuji apples for an informal partnership of Janet Taggares, Marcia Crigler and P.J. Taggares Company, all related parties. The Company farms the land and the related expenses are netted against future apple receipts which are then remitted to the related parties. The related farming expenses were $43,895 and $111,180 for the years ended November 30, 2013 and 2012, respectively. None were recognized for the three months ended February 28, 2014 and 2013.

SNAKE RIVER VINEYARDS, J.V.

NOTES TO FINANCIAL STATEMENTS
FISCAL YEARS ENDED NOVEMBER 30, 2013 AND 2012 (audited) AND
THE THREE MONTHS ENDED FEBRUARY 28, 2014 AND 2013 (unaudited)

NOTE 5  RELATED-PARTY TRANSACTIONS  – (continued)

The Company custom-farms 11 acres of Fuji apples for Marcia Crigler, a related party. The Company farms the land and the related expenses are netted against future apple receipts which are then remitted to the related parties. The related farming expenses were $21,920 and $77,691 for the years ended November 30, 2013 and 2012, respectively. None were recognized for the three months ended February 28, 2014 and 2013.

As of November 30, 2013 and 2012, there was $0 and $77,232 due under these arrangements, respectively, and as of February 28, 2014, there was $0 due.

NOTE 6  CONTINGENCIES

The Company submitted two crop insurance claims after November 30, 2013 in the amounts of $300,000 for apples and $250,000 for concord grapes. The Company expects to receive the amounts that were submitted under the insurance claims. No amounts have been recorded as receivables as of November 30, 2013 or February 28, 2014, because the amount of claims that may be received was not reasonably determinable at these dates.

NOTE 7  SUBSEQUENT EVENTS

The Company entered into an agreement to sell substantially all of its real property, water and other rights related to the real property, equipment and business operations (“Business and Assets”) for $29.3 million. The purchase and sale of the Business and Assets is contingent upon completion of a public offering by the acquirer.

7,000,000 Shares of Common Stock

PROSPECTUS

Joint Book-Running Managers

Janney Montgomery Scott	Roth Capital Partners

Co-Manager

Feltl and Company

          , 2014

Until           , 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade our shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemization of all expenses we will pay in connection with the issuance and distribution of the securities being registered, other than the underwriters’ non-accountable expense allowance. Except for the SEC registration fee, NASDAQ listing fee and FINRA filing fee, the amounts listed below are estimates:

Nature of Expense	Amount
SEC registration fee	$6,222
FINRA filing fee	7,745
NASDAQ listing fee	50,000
Accounting fees and expenses	90,000*
Legal fees and expenses	368,000*
Printing and transfer agent fees and related expenses	35,000*
Miscellaneous expenses	80,033*
Total	$637,000*

*	Estimated

Item 14. Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our bylaws provide that we will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee, or agent of another corporation or of another entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, subject to limited exceptions relating to indemnity in connection with a proceeding (or part thereof) initiated by such person. Our bylaws that will be in effect upon completion of this offering will further provide for the advancement of expenses to each of our officers and directors.

Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may be amended from time to time, our directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the Delaware General Corporation Law, the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (iv) for any transaction from which the director derived an improper personal benefit.

We also intend to maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of our certificate of incorporation or bylaws.

We have entered into, or will enter into in connection with the completion of this offering, indemnification agreements with each of our directors and our executive officers. These agreements provide or will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and by our certificate of incorporation and bylaws.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 15. Sales of Unregistered Securities

The registrant has issued without registration the following securities since its inception on January 10, 2014:

In January and February 2014, pursuant to the exemption from registration provided in Section 4(a)(2) of the Securities Act, the registrant issued shares of common stock to T3 Ag Investments, LLC, Peter John Taggares IV Irrevocable Trust, Joseph Gregory Brandenburg, Kyle Matthew Siever, Peter John Taggares III & Sandra Kay Taggares, Gregory Armatrout, Derrick Stricker and Jason Schlegal, of which 1,236,188 are currently outstanding. The Section 4(a)(2) exemption was predicated on the fact that the sale was made only to sophisticated investors who were familiar with the business of the registrant and who, through their familial and business relationships with the registrant and its President and Chief Executive Officer, had access to business and financial information about the registrant. Appropriate legends were placed on the share certificates.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
2.1*	Purchase and Sale Agreement between T3 Ag Investments, LLC and Snake River Vineyards, dated November 25, 2013
2.2*	Purchase and Sale Agreement between T3 Ag Investments, LLC and Bubby T, LLC, dated November 25, 2013
3.1*	Registrant’s Certificate of Incorporation
3.2*	Registrant’s Bylaws
3.3**	Certificate of Amendment to Registrant’s Certificate of Incorporation
4.1*	Form of Common Stock Certificate
5.1**	Opinion of Summit Law Group, PLLC
10.1*+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2*+	Taggares Agriculture Corp. 2014 Equity Incentive Plan and forms of stock option agreements
10.3*+	Employment Agreement between the Registrant and Peter J. Taggares IV
10.4*+	Employment Agreement between the Registrant and Catherine M. Campbell
10.5*+	Employment Agreement between the Registrant and Jose Contreras
10.6*	Non-binding Letter of Intent of Valicoff Fruit Company, Inc. dated February 20, 2014
10.7*	Amended and Restated Agreement between Snake River Vineyards and Tree Top, Inc. effective February 1, 2014
10.8**	Multiparty Agreement dated as of October 1, 1976 by and among Donald Worley and Byrdeen Worley and Western AG Land Partners, and P.J. Taggares, Seneca Foods Corporation, Edward J. Spiegel, and Barbara S. Linhart, and John Hancock Mutual Life Insurance Company, and Prudential Insurance Company of America, and Ice Harbor Irrigation Co.
21.1*	Subsidiaries of the Registrant
23.1**	Consent of Peterson Sullivan LLP, Independent Registered Public Accounting Firm
23.2**	Consent of Summit Law Group, PLLC (included in Exhibit 5.1)
99.1(a)*	Consent of Kent L. Johnson, Director Nominee
99.1(b)*	Consent of James B. Rogers, Jr., Director Nominee
99.1(c)*	Consent of Ann M. Veneman, Director Nominee
99.1(d)*	Consent of Dana D. Behar, Director Nominee

*	Previously filed
**	Filed herewith
+	Indicates management contract or compensatory plan.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2) To provide to the underwriters at the closing specified in the Underwriting Agreement, Certificates in such denominations and registered in such names, as required by the underwriter to permit prompt delivery to each purchaser.

(3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) For the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(4) To provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names, as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 9th day of June, 2014.

TAGGARES AGRICULTURE CORP.

By:	/s/ Peter J. Taggares IV Peter J. Taggares IV President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Peter J. Taggares IV Peter J. Taggares IV	President, Chief Executive Officer and Director (Principal Executive Officer)	June 9, 2014
/s/ Catherine M. Campbell Catherine M. Campbell	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	June 9, 2014

Index To Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
2.1*	Purchase and Sale Agreement between T3 Ag Investments, LLC and Snake River Vineyards, dated November 25, 2013.
2.2*	Purchase and Sale Agreement between T3 Ag Investments, LLC and Bubby T, LLC, dated November 25, 2013.
3.1*	Registrant’s Certificate of Incorporation.
3.2*	Registrant’s Bylaws.
3.3**	Certificate of Amendment to Registrant’s Certificate of Incorporation.
4.1*	Form of Common Stock Certificate.
5.1**	Opinion of Summit Law Group, PLLC.
10.1*+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2*+	Taggares Agriculture Corp. 2014 Equity Incentive Plan and forms of stock option agreements.
10.3*+	Employment Agreement between the Registrant and Peter J. Taggares IV.
10.4*+	Employment Agreement between the Registrant and Catherine M. Campbell.
10.5*+	Employment Agreement between the Registrant and Jose Contreras.
10.6*	Non-binding Letter of Intent of Valicoff Fruit Company, Inc. dated February 20, 2014.
10.7*	Amended and Restated Agreement between Snake River Vineyards and Tree Top, Inc. effective February 1, 2014.
10.8**	Multiparty Agreement dated as of October 1, 1976 by and among Donald Worley and Byrdeen Worley and Western AG Land Partners, and P.J. Taggares, Seneca Foods Corporation, Edward J. Spiegel, and Barbara S. Linhart, and John Hancock Mutual Life Insurance Company, and Prudential Insurance Company of America, and Ice Harbor Irrigation Co.
21.1*	Subsidiaries of the Registrant.
23.1**	Consent of Peterson Sullivan LLP, Independent Registered Public Accounting Firm.
23.2**	Consent of Summit Law Group, PLLC (included in Exhibit 5.1).
99.1(a)*	Consent of Kent L. Johnson, Director Nominee
99.1(b)*	Consent of James B. Rogers, Jr., Director Nominee
99.1(c)*	Consent of Ann M. Veneman, Director Nominee
99.1(d)*	Consent of Dana D. Behar, Director Nominee

*	Previously filed.
**	Filed herewith.
+	Indicates management contract or compensatory plan.